THE HOME DEPOT



PROXY STATEMENT
AND
NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS



Thursday, May 19, 2022

Virtual meeting at 9:00 a.m., Eastern Time

www.virtualshareholdermeeting.com/HD2022

Table of Contents

INVESTOR FACTSHEET

Strategy

We aim to deliver shareholder value and grow our market share by providing best-in-class customer service through a seamless, interconnected experience for our customers. We are continuously investing to improve our online and in-store experience, which includes providing enhanced training for our associates and enhanced fulfillment options. In addition, to ensure we are the product authority in home improvement, we strive to provide unique and comprehensive product offerings, continued product innovation, and exceptional convenience and value.

Capital Allocation Principles

Our disciplined approach to capital allocation enables our success, and our principles are as follows:

- First, we intend to reinvest in our business to drive growth faster than the market. We plan to continually invest in our business, targeting capital expenditures of approximately 2% of annual net sales on an ongoing basis.

- Second, after meeting the needs of the business, we look to return excess cash to our shareholders through dividends and share repurchases. It is our intent to increase our dividend every year as we grow earnings.

- Following our capital allocation principles, we returned approximately $22 billion to shareholders in the form of dividends and share repurchases in Fiscal 2021.

Fiscal 2021 Key Financial Performance Metrics

Sales	Operating Profit	ROIC*
$151.2 billion	**$23.0 billion**	**44.7%**
Increased $19.0 billion from Fiscal 2020	Increased $4.8 billion from Fiscal 2020	Compared to 40.8% in Fiscal 2020

5 YEAR TOTAL SHAREHOLDER RETURN



* ROIC is defined as net operating profit after tax, a non-GAAP financial measure, for the most recent twelve-month period, divided by the average of beginning and ending long-term debt (including current installments) and equity for the most recent twelve-month period. For a reconciliation of net operating profit after tax to net earnings, the most comparable GAAP financial measure, and our calculation of ROIC, see "Non-GAAP Financial Measures" on page 29 of our 2021 Form 10-K.



DEAR FELLOW SHAREHOLDERS:

Over the last two years, the rapidly evolving retail landscape changed more than we could have imagined. In Fiscal 2021, our associates continued to navigate the challenges of the COVID-19 pandemic, the broader economic environment and the elevated demand for home improvement products and services. While our associates worked tirelessly to serve our customers, your Board remained focused on overseeing the creation and execution of an effective strategy to help meet customer demand and invest for the future, while taking care of our associates and communities. Our focus on these priorities was instrumental to our performance in Fiscal 2021 and ultimately to the creation of long-term value for our shareholders.

Growing Our Board's Experience and Diversity. Over the last several years, the Board has actively focused on aligning its strengths with the evolving retail landscape. This focus has led to the addition of four new independent directors in the past five years, each of whom has added to the experience and diversity of our Board. Most recently, in February 2022 we added Paula Santilli and Caryn Seidman-Becker to our Board. Ms. Santilli brings experience in complex international business and the management needs of a large sales force from her work as the Chief Executive Officer, Latin America of PepsiCo, Inc. Ms. Seidman-Becker's leadership as Chair and Chief Executive Officer of CLEAR Secure, Inc. has given her insights into strategic management, technology, and customer experience. Their collective skill sets will continue to serve our Board as we strive to achieve a frictionless, interconnected customer experience. The Board continues to assess its composition to ensure that it collectively has the skills and diversity needed to provide effective oversight and support strategic planning.

Agility in Strategic Planning. In Fiscal 2021, we continued to see elevated demand for home improvement products, while also facing a challenging business environment, including supply chain disruptions, a tight labor market, and growing inflationary pressures. We believe our relentless focus on the customer experience, investments across our infrastructure, stores, digital platforms and fulfillment options, and quickly responding to changing customer dynamics, enabled us to keep pace with this incredibly fluid environment. The Board's engagement with management helped to shape our investment priorities, and our directors continue to provide oversight to help us learn from the challenges of the last two years and keep making the right investments across our business.

Taking Care of Our People. As we navigated a competitive labor market, our culture of taking care of our associates grew even more central to our strategy. We have maintained a focus on promoting our unique culture, safety and wellness, and offering competitive pay and benefits, as well as providing ongoing career opportunities. We continue to adapt our efforts to promote a safe shopping and working environment in light of evolving guidance with respect to COVID-19 and our learnings over the past two years. Our Board has also been focused on the Company's efforts to create an environment centered on our value of respect for all people. Our LDC Committee receives regular updates regarding the Company's efforts with respect to diversity, equity and inclusion to make sure that our associates have access to the resources they need to succeed at work.

Our Focus on ESG. In Fiscal 2021, we continued our environmental, social, and governance engagement outreach to our institutional shareholders. Feedback from those engagements, combined with our commitment to governance best practices, continues to drive action. Changes in Fiscal 2021 included disclosure of the gender, ethnic and racial composition of our U.S. workforce from our consolidated EEO-1 report, the announcement of new climate-related goals, and continued enhancements to our disclosures regarding our government relations and political activity in our 2021 ESG Report. Our NCG Committee receives regular reports on our ESG operational initiatives and our engagement with shareholders on ESG matters.

Driving Long-Term Shareholder Value. Underpinning all of these actions is a long-term commitment to our shareholders, which is embodied in our business investment and capital allocation principles. Following these principles, we were able to return approximately $22 billion to our shareholders in Fiscal 2021 through dividends and share repurchases.

We hope you will be able to join us for our virtual 2022 Annual Meeting of Shareholders on Thursday, May 19, 2022. You will find information about the Meeting, including the matters to be voted on, in the enclosed Notice of 2022 Annual Meeting of Shareholders and Proxy Statement. The Meeting will also include a report on the Company's performance and operations and a question and answer session. While we had hoped to return to an in-person Meeting this year, we are once again holding the meeting virtually due to the continuing challenges of the COVID-19 pandemic.

On behalf of our approximately 500,000 associates and our Board, we thank you for your support of The Home Depot.

Sincerely,

Craig A. Menear
Chair of the Board

Gregory D. Brenneman
Independent Lead Director



THE HOME DEPOT, INC.
2455 Paces Ferry Road
Atlanta, Georgia 30339

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

DATE:	Thursday, May 19, 2022
TIME:	9:00 a.m., Eastern Time
PLACE:	To support the health and well-being of our shareholders and associates, this year's Meeting will be held virtually via a live webcast at www.virtualshareholdermeeting.com/HD2022. **We are not holding an in-person meeting this year.**
ITEMS OF BUSINESS:	(1) To elect as directors of the Company the 14 persons named in the accompanying Proxy Statement for terms expiring at the 2023 Annual Meeting of Shareholders;
	(2) To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending January 29, 2023;
	(3) To cast an advisory vote to approve executive compensation ("Say-on-Pay");
	(4) To approve the Company's Omnibus Stock Incentive Plan, as Amended and Restated May 19, 2022;
	(5) To act on six shareholder proposals described in the Proxy Statement, if properly presented; and
	(6) To transact any other business properly brought before the Meeting.
WHO MAY VOTE:	Shareholders of record as of the close of business on March 21, 2022 are entitled to vote.
ANNUAL MEETING MATERIALS:	A copy of this Proxy Statement and our 2021 Annual Report are available on our Investor Relations website at https://ir.homedepot.com under "Financial Reports."
DATE OF MAILING:	A Notice of Internet Availability of Proxy Materials or this Proxy Statement is first being sent to shareholders on or about April 4, 2022.

This Proxy Statement contains important information, including a description of the business that will be acted upon at the Meeting.

Attending the Virtual Meeting: Shareholders may attend the Meeting online, examine the list of shareholders, vote their shares electronically, and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/HD2022 and entering the 16-digit control number included in their proxy card, the Notice of Internet Availability, or the voting information form provided by their bank or broker. Online access to the Meeting will begin at 8:45 a.m., Eastern Time. If you encounter difficulties accessing the virtual Meeting, please call the technical support number that will be posted at www.virtualshareholdermeeting.com/HD2022. Prior to the Meeting, shareholders can vote at www.proxyvote.com using their 16-digit control number or by the other methods described in this Proxy Statement. Shareholders may also submit questions in advance of the Meeting via www.proxyvote.com.

For more information about our virtual Meeting, please see "About the 2022 Annual Meeting of Shareholders" beginning on page 85 of this Proxy Statement.

By Order of the Board of Directors,

Teresa Wynn D

Teresa Wynn Roseborough
Corporate Secretary

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TABLE OF CONTENTS

COMMONLY USED OR DEFINED TERMS

TERM	DEFINITION
1997 Plan	1997 Omnibus Stock Incentive Plan
2021 annual meeting	Annual meeting of shareholders held on May 20, 2021
2021 Form 10-K	Annual Report on Form 10-K as filed with the SEC on March 23, 2022
Board	Board of Directors of the Company
By-Laws	By-Laws of the Company (amended and restated effective February 28, 2019)
CDP	The not-for-profit organization formerly known as the Carbon Disclosure Project
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operating Officer
Company	The Home Depot, Inc. and its consolidated subsidiaries
Directors Plan	Nonemployee Directors' Deferred Stock Compensation Plan
ESG	Environmental, Social and Governance
ESPP	Amended and Restated Employee Stock Purchase Plan
EVP-HR	Executive Vice President – Human Resources
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB ASC Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718
FCPA	U.S. Foreign Corrupt Practices Act
Fiscal 2022	Fiscal year ended January 29, 2023
Fiscal 2021	Fiscal year ended January 30, 2022
Fiscal 2020	Fiscal year ended January 31, 2021
Fiscal 2019	Fiscal year ended February 2, 2020
Fiscal 2018	Fiscal year ended February 3, 2019
Fiscal 2013	Fiscal year ended February 2, 2014
GRI	Global Reporting Initiative
HD Supply	HD Supply Holdings, Inc., acquired by the Company in December 2020
IT	Information technology
KPMG	KPMG LLP, the Company's independent registered public accounting firm
LDC Committee	Leadership Development and Compensation Committee
Meeting	2022 Annual Meeting of Shareholders of the Company
MIP	Management Incentive Plan
MRO	Maintenance, repair and operations
NACD	National Association of Corporate Directors
NCG Committee	Nominating and Corporate Governance Committee
NEO	Named executive officer
Non-U.S. ESPP	Non-U.S. Employee Stock Purchase Plan
Notice	Notice of Internet Availability of Proxy Materials
NYSE	New York Stock Exchange
Omnibus Plan	Amended and Restated 2005 Omnibus Stock Incentive Plan
Pay Governance	Pay Governance LLC, the LDC Committee's independent compensation consultant
Restoration Plan	FutureBuilder Restoration Plan
ROIC	Return on invested capital
SASB	Sustainability Accounting Standards Board
Say-on-Pay	Advisory vote to approve executive compensation
SBTi	The Science Based Targets initiative
SEC	The U.S. Securities and Exchange Commission
TCFD	Task Force on Climate-related Financial Disclosures

We include website addresses throughout this Proxy Statement for reference only. The information contained in these websites is not incorporated by reference into this Proxy Statement.

THE HOME DEPOT 2022 PROXY STATEMENT SUMMARY

This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. **Please read the entire Proxy Statement carefully before voting as it contains important information about matters upon which you are being asked to vote.**

2022 ANNUAL MEETING INFORMATION (see pages 85-89)

Date:	Thursday, May 19, 2022
Time:	9:00 a.m., Eastern Time
Place:	Virtual meeting site: www.virtualshareholdermeeting.com/HD2022
Record Date:	March 21, 2022
Admission:	You will need the 16-digit control number found on your proxy card, the Notice, or the voting information form provided by your bank or broker to attend and participate in the Meeting.
Meeting Archive:	A recording of the Meeting will be available for replay at https://ir.homedepot.com under "Events and Presentations" shortly after the Meeting.

In light of COVID-19 and for the safety of our shareholders, associates and other members of our community, our 2022 Annual Meeting of Shareholders will be held in a virtual format only. Shareholders can participate from any geographic location with internet connectivity. **For more information on attending the Meeting, examining the shareholder list, voting your shares during the Meeting, and submitting questions, please see "About the 2022 Annual Meeting of Shareholders" beginning on page 85 of this Proxy Statement.**

ITEMS OF BUSINESS

Proposal		Board Recommendation	Page Number
1.	Election of 14 directors named in this Proxy Statement for one-year terms	For each nominee	14
2.	Ratification of appointment of KPMG LLP as our independent registered public accounting firm	For	25
3.	Advisory vote to approve executive compensation ("Say-on-Pay")	For	28
4.	Approval of the Company's Omnibus Stock Incentive Plan, as Amended and Restated May 19, 2022	For	29
5.	Shareholder proposal to reduce the threshold to call special shareholder meetings to 10% of outstanding shares	Against	35
6.	Shareholder proposal regarding independent Board chair	Against	37
7.	Shareholder proposal regarding political contributions congruency analysis	Against	39
8.	Shareholder proposal regarding report on gender and racial equity on the Board	Against	42
9.	Shareholder proposal regarding report on deforestation	Against	44
10.	Shareholder proposal regarding racial equity audit	Against	46

Shareholders of record may vote without attending the Meeting by one of the following methods:

Vote by Internet	**Vote by telephone**	**Vote by mail**
		
www.proxyvote.com	1-800-690-6903	Complete and mail your proxy card

Your vote is important. Whether or not you plan to attend the Meeting, we urge you to vote and submit your proxy over the Internet, by telephone or by mail.

COMPANY CULTURE: DOING THE RIGHT THING (see pages 4-5)

The Company's culture is based on our servant leadership philosophy represented by the inverted pyramid, which puts primary importance on our customers and our associates — particularly our frontline, hourly associates — by positioning them at the top, with senior management at the base in a support role. Our culture is brought to life through our core values, which serve as the foundation of our business and the guiding principles behind the decisions we make every single day. These principles have served as our guide as we continue to navigate the challenges posed by the COVID-19 pandemic. Consistent with our culture and values, we are focused on protecting the safety and well-being of our associates and customers.

Our values also guide our efforts to create an environment that will help us attract and retain skilled associates in the competitive marketplace for talent. We believe our culture helps set us apart and provides a distinct competitive advantage for The Home Depot. We empower our associates to deliver a superior customer experience, and we reward associates when they provide excellent customer service and embody The Home Depot values. We routinely assess our culture and values through associate surveys and by using our values as a basis for our associate performance reviews. Our officers and other leaders also participate in programs designed to build and strengthen our culture and to help it support the organizational changes necessary to create an interconnected customer experience. That focus on culture extends to our Board, where we look for director candidates focused on integrity, innovation, and a servant-leader mindset. The Board and its committees provide oversight and guidance to support the continued focus on and importance of culture to our Company.

FISCAL 2021 COMPANY PERFORMANCE HIGHLIGHTS (see page 51)

Significant demand for home improvement projects in the pandemic environment, combined with nimble execution and supported by our strategic initiatives, resulted in record performance in Fiscal 2021. Highlights include:

- Increased net sales by 14.4% to $151.2 billion.
- Increased operating income by 26.1% to $23.0 billion.
- Increased net earnings by 27.7% to $16.4 billion and diluted earnings per share by 30.1% to $15.53.
- Generated $16.6 billion in operating cash flow.
- Returned value to shareholders during Fiscal 2021 through $7.0 billion in dividends and $15.0 billion in share repurchases.
- Generated ROIC of 44.7%, compared to 40.8% in Fiscal 2020. ROIC is defined as net operating profit after tax, a non-GAAP financial measure, for the most recent twelve-month period, divided by the average of beginning and ending long-term debt (including current installments) and equity for the most recent twelve-month period. For a reconciliation of net operating profit after tax to net earnings, the most comparable GAAP financial measure, and our calculation of ROIC, see "Non-GAAP Financial Measures" on page 29 of the 2021 Form 10-K.

FISCAL 2021 EXECUTIVE COMPENSATION HIGHLIGHTS (see pages 50-64)

We pay for performance:
- A significant portion of our NEOs' target compensation is linked to Company performance:
  - Approximately 88% for our CEO
  - Approximately 82% for our other NEOs
- 100% of NEO annual cash incentive compensation and 80% of NEO annual equity compensation are tied to Company performance against pre-established, specific, measurable financial performance goals

We seek to mitigate compensation-related risk through a variety of means:
- Annual compensation risk assessment
- Compensation recoupment policy applicable to all executive officers and clawback provisions in all equity awards
- Anti-hedging policy applicable to all associates, officers, and directors

- Stock ownership and retention guidelines for executive officers
- No change in control agreements

CORPORATE GOVERNANCE BEST PRACTICES (see pages 1-13)

Our corporate governance policies reflect best practices:

Shareholder Protections	Board Engagement and Oversight
✓ Annual election of directors, with majority voting standard in uncontested director elections	✓ Annual Board strategy session and review of the Company's strategic plan
✓ Shareholder ability to call special meetings and act by written consent	✓ Director overboarding policy
✓ A market standard shareholder right of proxy access	✓ Director store walk policy (temporarily suspended during the COVID-19 pandemic)
✓ Independent Lead Director	✓ Board education and orientation program
✓ Approximately 86% of directors and all Board committee members are independent	✓ Annual Board and committee self-evaluations, including individual director interviews
✓ Director mandatory retirement age (age 72)	✓ Management succession policy set forth in Corporate Governance Guidelines
✓ No shareholder rights plan, also referred to as a "poison pill"	✓ Independent directors meet without management

ESG ENGAGEMENT PROGRAM (see page 8)

The Company values the views of its shareholders. Beginning in Fiscal 2018, the Company initiated an expanded ESG engagement program with our institutional shareholders, and we continued that program in Fiscal 2021, engaging with holders representing approximately 45% of our outstanding shares. The NCG Committee receives quarterly feedback on our ESG engagement program. Our ESG engagement program, together with our commitment to corporate governance best practices, has led to several changes in recent years, including:

- Updating our Investor Relations website to provide a page dedicated to disclosure of ESG matters, which can be found at https://ir.homedepot.com/esg-investors, to better enable our investors to access key information about our oversight and management of these areas.

- Making significant enhancements to our annual ESG Report to provide more transparent and quantitative disclosure, including announcing a new goal to set Science Based Targets Initiative (SBTi)-aligned emissions reduction goals, reporting aligned with SASB standards and the TCFD framework (in addition to our existing use of the GRI standards), expanding disclosure regarding our government relations and political activity, and adding disclosure regarding corporate taxes informed by the new GRI standards.

- Providing enhanced disclosure of the racial, ethnic and gender diversity of our U.S. workforce, along with the breakdown of our U.S. workforce by race, ethnicity and gender from our consolidated EEO-1 report, both of which can be found on our ESG Investor webpage and in our 2021 ESG Report. Starting in 2022, we will also include enhanced disclosures regarding the gender and racial/ethnic pay equity within our U.S. workforce in our annual ESG Report.

- Lowering the percentage of outstanding shares required to call a special meeting of shareholders from 25% to 15%.

- Expanding our executive compensation clawback policy to specifically include conduct that causes significant reputational harm to the Company.

- Reducing the number of outside public company boards on which our directors can serve.

- Amending our NCG Committee charter to specifically reflect the NCG Committee's oversight of ESG matters and Company government relations and political activity.

- Enhancing our policies and disclosure around our political activity, including making several years of reports on corporate political donations and trade associations memberships available on our ESG Investor webpage.

2022 DIRECTOR NOMINEES (see pages 16-24)

Director Nominees			Board Committee Composition**			
Name	**Director Since**	**Position**	**Audit**	**LDC**	**NCG**	**Finance**
Gerard J. Arpey*	2015	Partner, Emerald Creek Group, LLC			✓	✓
Ari Bousbib*	2007	Chairman and Chief Executive Officer, IQVIA Holdings Inc.	✓			**Chair**
Jeffery H. Boyd*	2016	Former Chairman and Chief Executive Officer, Booking Holdings Inc.			**Chair**	✓
Gregory D. Brenneman* *Lead Director*	2000	Executive Chairman, CCMP Capital Advisors, LLC				
J. Frank Brown* *Audit Committee Financial Expert*	2011	Former Managing Director and Chief Risk Officer, General Atlantic LLC	**Chair**			✓
Albert P. Carey*	2008	Executive Chairman, Unifi, Inc.		**Chair**	✓	
Edward P. Decker	2022	Chief Executive Officer and President, The Home Depot, Inc.				
Linda R. Gooden* *Audit Committee Financial Expert*	2015	Former Executive Vice President, Information Systems & Global Solutions, Lockheed Martin Corporation	✓	✓		
Wayne M. Hewett*	2014	Chairman, Cambrex Corporation	✓	✓		
Manuel Kadre*	2018	Chairman and Chief Executive Officer, MBB Auto Group	✓			✓
Stephanie C. Linnartz*	2018	President, Marriott International, Inc.	✓	✓		
Craig A. Menear	2014	Chair, The Home Depot, Inc.				
Paula Santilli*	2022	Chief Executive Officer, Latin America, PepsiCo, Inc.			✓	✓
Caryn Seidman-Becker*	2022	Chair and Chief Executive Officer, CLEAR Secure, Inc.		✓	✓	

* All director nominees are independent except Mr. Decker, our Chief Executive Officer and President, and Mr. Menear, our Chair and former Chief Executive Officer.

** The table reflects anticipated Board committee assignments as of May 1, 2022, subject to each nominee's election to the Board at the Meeting. Please see pages 2-3 for information on our current Board committee composition.

CORPORATE GOVERNANCE

The Company has a long-standing commitment to strong corporate governance, which promotes the long-term interests of shareholders, strengthens Board and management accountability, and helps build public trust in the Company. The Board has adopted policies and processes that foster effective Board oversight of critical matters such as strategy, risk management, financial and other controls, compliance, culture, ESG, and management succession planning. The Board regularly reviews our major governance documents, policies, and processes in the context of current corporate governance trends, regulatory changes, and recognized best practices. The following sections provide an overview of our corporate governance structure, policies, and processes, including key aspects of our Board operations.

BOARD OF DIRECTORS

Our Board currently has 14 members: Gerard J. Arpey, Ari Bousbib, Jeffery H. Boyd, Gregory D. Brenneman, J. Frank Brown, Albert P. Carey, Edward P. Decker, Linda R. Gooden, Wayne M. Hewett, Manuel Kadre, Stephanie C. Linnartz, Craig A. Menear, Paula Santilli and Caryn Seidman-Becker. In addition, Helena B. Foulkes served as a director during Fiscal 2021 until October 12, 2021. Each director who served during Fiscal 2021 was, and each current director continues to be, independent other than Mr. Decker, our CEO and President, and Mr. Menear, our Chair and former CEO.

BOARD LEADERSHIP

On at least an annual basis, our Board assesses its leadership structure, including the appointment of the Chair of the Board. Our Lead Director is annually elected by the independent members of the Board. For the past several years, having a combined Chair and CEO, an independent Lead Director, and Board committees composed entirely of independent directors, together with our other robust corporate governance practices, has provided strong independent oversight of management while ensuring clear strategic alignment throughout the Company.

In January 2022, when Mr. Menear decided to step down from the role of CEO, the independent members of our Board assessed the circumstances faced by the Company as well as alternative leadership structures, and determined that it was in the Company's best interest for Mr. Menear to remain on the Board as Chair to support the leadership transition following Mr. Decker's appointment as CEO. When Mr. Menear decides to retire, the independent members of the Board will again assess its leadership structure and determine what best supports the Company's needs at that time.

Our Chair, with input from our Lead Director, proposes strategic priorities to the Board, and communicates the Board's guidance to management, which is ultimately responsible for implementing the Company's key strategic initiatives. Gregory D. Brenneman currently serves as our Lead Director. Mr. Brenneman has served on the Board through multiple business cycles and with a number of different management teams, which provides him with a level of understanding of our business that enhances his independence and his ability to provide strong oversight. Our Lead Director:

- Chairs Board meetings when the Chair is not present, including presiding at executive sessions of the Board (without management present) at every regularly scheduled Board meeting;
- Works with management to determine the information and materials provided to Board members;
- Approves Board meeting agendas, schedules and other information provided to the Board;
- Consults regularly with the Chair on other matters that are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for communication and consultation with major shareholders upon request;
- Serves as liaison between the Chair and the independent directors; and
- Conducts annual interviews of each independent director as part of the annual evaluation process.

To maximize the effectiveness of the Lead Director role, our Lead Director does not serve on any standing Board committees but is available to attend meetings of any of our Board committees and serve as a resource for the committees as needed.

ATTENDANCE AT BOARD, COMMITTEE AND ANNUAL SHAREHOLDER MEETINGS

The Board met 12 times during Fiscal 2021. The number of times that each standing committee of the Board met in Fiscal 2021 is shown in the next section. Each incumbent director attended at least 75% of the meetings of the Board and of the committees of which he or she was a member during Fiscal 2021. Every director serving on our Board at the time of the 2021 annual meeting attended that meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

During Fiscal 2021, the Board had standing Audit, Nominating and Corporate Governance, Leadership Development and Compensation, and Finance Committees. The charter for each committee is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Committee Members & Charters." The current members of our committees, the principal functions of each committee and the number of meetings held in Fiscal 2021 are shown below. Each member of each committee during Fiscal 2021 was, and each current member continues to be, independent under our Director Independence Standards, as well as applicable SEC rules and NYSE listing standards.

Committee	Committee Functions
Audit: J. Frank Brown, Chair Ari Bousbib Linda R. Gooden Wayne M. Hewett Manuel Kadre **Number of Meetings:** 9	• Oversees the Company's accounting and financial reporting process, as well as the integrity of the Company's consolidated financial statements and its internal control over financial reporting, including the audits thereof • Has primary responsibility for overseeing risk assessment and risk management • Has primary responsibility for overseeing data protection and cybersecurity risks • Reviews the Company's compliance with legal and regulatory requirements, including the FCPA and other anti-bribery laws • Reviews the qualifications, performance and independence of the Company's independent registered public accounting firm • Oversees the performance of the Company's internal audit function • Reviews the Company's compliance programs, including the whistleblower program and responsible sourcing program, and the Company's monitoring of such programs
Leadership Development and Compensation: Albert P. Carey, Chair Linda R. Gooden Wayne M. Hewett Stephanie C. Linnartz Caryn Seidman-Becker **Number of Meetings:** 6	• Reviews and evaluates the performance of executive officers • Reviews and recommends compensation of directors and the CEO and approves compensation of other executive officers • Reviews and recommends policies, practices and procedures concerning compensation strategy and other human capital management matters, including diversity, equity and inclusion • Administers stock incentive and stock purchase plans, including determining grants of equity awards under the plans • Undertakes annual review and risk assessment of compensation policies and practices • Oversees senior management succession planning policies and procedures • Monitors the independence of its compensation consultant

Committee	Committee Functions
Nominating and Corporate Governance: Jeffery H. Boyd, Chair Gerard J. Arpey Albert P. Carey Stephanie C. Linnartz Paula Santilli Caryn Seidman-Becker **Number of Meetings:** 4	• Develops the Company's corporate governance practices and procedures and oversees the related risks • Provides oversight and makes recommendations for Company corporate social responsibility efforts, including ESG matters such as environmental initiatives and Company political activity • Reviews and monitors the performance and composition of the Board and its committees • Makes recommendations for director nominees • Reviews the independence of directors • Oversees communications between directors and shareholders • Reviews and approves related person transactions involving executive officers and directors • Oversees director engagement, education and orientation activities
Finance: Ari Bousbib, Chair Gerard J. Arpey Jeffery H. Boyd J. Frank Brown Manuel Kadre Paula Santilli **Number of Meetings:** 4	• Oversees the management of the Company's long-range financial outlook and finance-related risks • Reviews and recommends policies, practices and strategies concerning financial matters, including the Company's capital structure, investments, use of derivatives, share repurchases, credit programs, credit ratings, and insurance • Oversees the Company's annual capital plan, significant capital investments, and strategies with respect to mergers and acquisitions activity

The Board has approved certain changes to the composition of the committees, which will be effective May 1, 2022. As a result of those changes, and subject to the election of the 14 director nominees discussed below under "Election of Directors," the members of the committees following the Meeting are expected to be as follows:

Audit	Leadership Development and Compensation	Nominating and Corporate Governance	Finance
J. Frank Brown, Chair	Albert P. Carey, Chair	Jeffery H. Boyd, Chair	Ari Bousbib, Chair
Ari Bousbib	Linda R. Gooden	Gerard J. Arpey	Gerard J. Arpey
Linda R. Gooden	Wayne M. Hewett	Albert P. Carey	Jeffery H. Boyd
Wayne M. Hewett	Stephanie C. Linnartz	Paula Santilli	J. Frank Brown
Manuel Kadre	Caryn Seidman-Becker	Caryn Seidman-Becker	Manuel Kadre
Stephanie C. Linnartz			Paula Santilli

In determining the composition of the committees, the Board and the NCG Committee considered directors' skills and qualifications in key areas relevant to the Company and each committee's responsibilities. The table below lists the key skills, qualifications and attributes held by the members of our committees. For more information about the skills and qualifications of our Board members, see "2022 Director Nominees" beginning on page 16.

Audit	Leadership Development and Compensation	Nominating and Corporate Governance	Finance
Strategic Management	Strategic Management	Strategic Management	Strategic Management
Retail/Merchandising	Retail/Merchandising	Retail/Merchandising	Retail/Merchandising
CEO Experience	CEO Experience	CEO Experience	CEO Experience
Supply Chain	Supply Chain	Supply Chain	Supply Chain
IT	IT	IT	IT
Risk Management	E-commerce	E-commerce	E-commerce
Finance	Human Capital Management	Governance	Finance
Cybersecurity	Marketing/Communications	Marketing/Communications	Real Estate
International	International	International	International
Diversity	Diversity	Diversity	Diversity

COMPANY CULTURE: DOING THE RIGHT THING

The Home Depot has a strong commitment to ethics and integrity, and we are a values- and culture-centric company. Our values are present in the way we do business and are more formally codified in the Company's Business Code of Conduct and Ethics. These values and our culture are also reflected in our annual ESG Report, which can be found on our website at https://corporate.homedepot.com/responsibility, and which is discussed in more detail under "Commitment to ESG Matters" beginning on page 7 below. Our focus on culture extends to our Board, where we look for directors with a focus on doing the right thing and with a servant-leader mindset. The Board and its committees provide oversight and guidance to support the continued focus on and importance of culture to our Company.

Inverted Pyramid and Values Wheel

The Company's culture is based on our servant leadership philosophy represented by the inverted pyramid, which puts primary importance on our customers and our associates by positioning them at the top, with senior management at the base in a support role. We bring our culture to life through our core values, which serve as the foundation of our business and the guiding principles behind the decisions we make every day. We believe our culture helps set us apart and provides a distinct competitive advantage for The Home Depot.


Customers
Front Line Associates
Field Support
Corporate Office
CEO
Taking Care of Our People
Excellent Customer Service
Building Strong Relationships
Entrepreneurial Spirit
Respect for All People
Creating Shareholder Value
Doing the Right Thing
Giving Back
THE HOME DEPOT

Our values also guide our efforts to create an environment that will help us attract and retain skilled associates in the competitive marketplace for talent. We empower our associates to deliver a superior customer experience, and we position our associates to embody our core values by integrating the importance of our culture into ongoing development programs, performance management practices, and rewards programs. We routinely assess our culture and values through associate surveys, which are done on an annual basis for all associates and more frequently as "pulse check" surveys for groups of associates. Our officers and other leaders also participate in programs designed to build and strengthen our culture, such as training on leadership skills, cross-functional collaboration, inclusiveness, and associate engagement, and all associates receive training on unconscious bias.

Business Code of Conduct and Ethics

The Company has a Business Code of Conduct and Ethics that is applicable to all directors, officers and associates of the Company, including the CEO and the CFO. The Business Code of Conduct and Ethics reflects our strong commitment to ethics and integrity, and provides guidance on making decisions that align with our core values. The complete text of the code is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview" and is also available in print upon request at no charge. The Company will post any amendments to or waivers from the Business Code of Conduct and Ethics (to the extent applicable to the Company's executive officers and directors) at this location on its website.

BOARD ROLE IN STRATEGIC PLANNING

The Company's strategy is rooted in its culture, guided by our inverted pyramid to put customers first and focus on investments that better meet their changing needs and expectations. We are focused on bringing to life our vision of an interconnected, frictionless shopping experience that enables our customers to seamlessly blend the digital and physical worlds.

Our Board plays an important role in the continued evolution of the Company's strategic planning process. At a dedicated strategy session each fall and through regular discussions at each quarterly Board meeting, our Board reviews the Company's strategy and capabilities and actively engages with management to ensure that the Company is well-positioned to continue creating shareholder value. In Fiscal 2021, those discussions focused on our customer-back approach and our efforts to deliver a compelling customer experience and build differentiated capabilities, in our stores, in our supply chain, and in the digital world. As discussed in "Election of Directors" beginning on page 14, each director nominee, including our new independent directors Paula Santilli and Caryn Seidman-Becker, possesses specific skills and qualifications that provide the Company with key insights into elements necessary to continue to enhance our customer experience and support our strategy. As a result of our focus on Board composition, we believe we have a Board with an appropriate mix of skills, backgrounds and experiences that leverages its diversity to effectively oversee our strategy as the Company positions itself to remain agile in a dynamic retail environment.

BOARD OVERSIGHT OF RISK

The Board's oversight of risk is accomplished through (1) the identification of key risks facing the Company and (2) the mapping of those risks to the appropriate Board committee and/or to the full Board for oversight, based on the nature of the risk. The enterprise risk framework that we use to identify and manage those key risks considers a number of enterprise-level risks, including competitive environment, brand and reputation, regulatory and compliance, and security, as well as external and internal factors that could distract the Company from our business or derail our strategic objectives. The Board reviews these key risks and the related framework annually, including periodic surveys of Board members and senior management to identify and assess key enterprise risks. The Board or appropriate Board committees also discuss selected risks in more detail throughout the year, including the ongoing COVID-19 pandemic, its related risks and its impact on our enterprise risk framework.

The table below identifies key risk areas overseen by the Board and its committees.

Key Areas of Risk Oversight

Full Board
• Has primary responsibility for risk oversight, including approval of strategic objectives and defining risk appetite
• Delegates oversight of management of certain risks to Board committees
• Receives regular reports from the committees regarding risk-related matters

Audit	Leadership Development and Compensation	Nominating and Corporate Governance	Finance
• Overall risk assessment and management	• Senior executive compensation	• Corporate governance	• Long-range strategic planning
• Financial exposures, statements, controls, systems, and reporting	• Senior executive succession planning	• Director succession planning and board composition	• Long-range financial outlook and finance-related risks
• Regulatory and compliance, including FCPA/anti-bribery and our whistleblower program	• Overall risk related to the Company's compensation policies and practices	• Policies on political activity, including political spending and payments to trade associations	• Capital structure, including investments and capital allocation principles
• Data protection and cybersecurity	• Human capital management	• Related person transactions	• Annual capital plan and key capital investments
• Internal audit and related investigatory matters	• Non-employee director compensation	• Corporate social responsibility and environmental efforts, risks and opportunities	• Merger and acquisition strategy
• Quality, safety and responsible sourcing	• Diversity, equity and inclusion, including pay equity		

As part of our risk assessment process, the Board and each committee receive presentations from management throughout the year regarding specific potential risks and trends as necessary. At each Board meeting, our Chair has the opportunity to discuss in a directors-only session matters of particular importance or concern, including any significant, evolving or nascent risks that may be of concern to the Board or the Company, and our Lead Director presides over an executive session of our independent directors at which risks faced by the Company may be discussed. Additionally, during Board-level review of the Company's short- and long-term strategies, as discussed in more detail above, the Board considers significant risks facing the Company, as well as emerging risks and current trends, and their potential impact. We believe that the practices described above and our current leadership structure facilitate effective Board oversight of our key risks.

Certain of the risk areas identified in the table above are discussed in more detail below.

Enterprise Risk Management
In accordance with NYSE requirements and our Audit Committee charter, our Audit Committee has primary responsibility for overseeing risk assessment and management, including the Company's major financial exposures and compliance risks and the steps management has taken to monitor and control those exposures and risks. The Audit Committee stays apprised of significant actual and potential risks faced by the Company in part through review of quarterly reports of our top enterprise risks. These reports denote whether primary oversight of each risk resides with a particular Board committee or the full Board. Our Internal Audit and Corporate Compliance team holds quarterly risk discussions with each member of our senior leadership team, which inform the development and updating of the top enterprise risks. In addition, leaders from Internal Audit, Corporate Compliance and Legal hold quarterly meetings to discuss key risks. The Company also maintains an Enterprise Risk Council composed of leaders from the principal functional areas of the Company who can be called as needed to discuss significant new or emerging risks. Our Vice President of Internal Audit and Corporate Compliance attends each of the various risk-related meetings and reports the top enterprise risks to senior management regularly, attends each quarterly Audit Committee meeting, and leads the Board's annual review of our risk framework.

Data Protection and Cybersecurity
The Audit Committee has primary responsibility for overseeing risks related to data protection and cybersecurity, although the full Board also exercises oversight over these risks. On a quarterly basis, or more frequently as needed, the Audit Committee and/or the full Board receives detailed reports on data protection and cybersecurity matters from senior members of our IT department, including our Chief Information Officer and Chief Information Security Officer. The topics covered include risk identification and management strategies, consumer data protection, the Company's ongoing risk mitigation activities, results of third party assessments and testing, updates on annual associate training and other specific training initiatives, and cybersecurity strategy and governance structure. In addition, our Internal Audit department routinely performs

audits on various aspects of data protection and cybersecurity and reports the results of these audits in its quarterly reports to the Audit Committee.

Our Vice President of Internal Audit and Corporate Compliance chairs our Data Security and Privacy Governance Committee, which is composed of leaders from the functional areas of the Company. The Data Security and Privacy Governance Committee was created to provide enterprise-wide oversight and governance over data protection and cybersecurity, including oversight of related risks, mitigation and incident response plans, awareness and training programs, and regulatory compliance. Its activities are reported to the Audit Committee and/or the full Board in the detailed reports referred to above.

FCPA and Anti-Bribery

The Audit Committee is responsible for oversight of risks relating to bribery, corruption and FCPA compliance, in part through quarterly reports from our FCPA Oversight Committee, which oversees enterprise-wide compliance with the FCPA and the anti-bribery laws of the other jurisdictions in which we conduct business. The FCPA Oversight Committee is composed of our Executive Vice President, General Counsel and Corporate Secretary, who chairs the committee; our Executive Vice President and CFO; our Vice President of Internal Audit and Corporate Compliance; and representatives from each non-U.S. division, the business functions responsible for administration of our policies, and the business functions that manage our transactions outside of the U.S.

COMMITMENT TO ESG MATTERS

We believe the significant ESG matters for our Company are embedded in how we run our business and align closely with our corporate culture and strategy. We have three key pillars of focus for our ESG initiatives: (1) Focus on Our People, (2) Operate Sustainably, and (3) Strengthen Our Communities. Within the context of each of these three pillars, our annual ESG Report describes the key corporate social responsibility and sustainability issues relevant to the Company, our initiatives and goals related to those issues, and our progress with respect to those initiatives. The ESG Report is available on our website at https://corporate.homedepot.com/responsibility.

Board and Committee ESG Oversight

Because it encompasses such a broad area, ESG oversight is divided among several committees and the full Board.

- Each year, the full Board receives a report on our corporate social responsibility and sustainability strategy and activities, including a discussion of our ESG efforts, ESG communications, and annual ESG Report.
- The NCG Committee has primary responsibility for oversight of ESG matters generally. This includes reviewing and making recommendations to the Board regarding our ESG practices and operational initiatives, such as our goals and operational efforts to reduce our carbon footprint. The NCG Committee also provides oversight of corporate political activity, reviewing corporate donations, payments to trade associations, and our political activity policy at least annually and more frequently as needed. The NCG Committee receives regular reports on ESG engagements with shareholders and related investor feedback, as well as information on recent developments with respect to ESG matters.
- The LDC Committee oversees risks related to human capital management, including matters relating to associate compensation and benefits, associate engagement and training, and diversity, equity and inclusion, including our pay equity analyses. Starting in Fiscal 2020, the LDC Committee began receiving updates on our diversity, equity and inclusion initiatives at every regularly scheduled quarterly meeting.
- The Audit Committee oversees our responsible sourcing program and related supply chain risks.

ESG Communication Committee

In Fiscal 2018, in response to feedback from shareholders and other stakeholders, the Company formed a cross-functional ESG Communication Committee focused on identifying key ESG-related issues of concern to our stakeholders and developing strategies to better communicate the Company's ESG efforts. As a result of the efforts of this Committee, the Company created a dedicated web page to provide access to information about the Company's oversight and management of its ESG matters, which can be found at https://

ir.homedepot.com/esg-investors. Our annual ESG Reports, which are also available on this dedicated ESG Investor web page, reflect the input and efforts of this cross-functional committee as well as feedback from our shareholders and other stakeholders. In Fiscal 2020, we also created a subcommittee of this committee focused on communication of human capital management matters, including the development of the new disclosures initially included in our Form 10-K filed in March 2021 and the assessment of our disclosure of workforce diversity. This subcommittee was instrumental to the determination to publish the breakdown of our U.S. workforce by race, ethnicity and gender from our consolidated EEO-1 report in 2021.

SHAREHOLDER OUTREACH AND ENGAGEMENT

We approach shareholder engagement as an integrated, year-round process involving senior management, our investor relations team and our corporate governance team, as well as other subject matter experts as appropriate. Beginning in Fiscal 2018, we enhanced our shareholder engagement process, with a specific focus on ESG matters. Pursuant to this engagement program, which we continued in Fiscal 2021, we engaged with holders of approximately 45% of our outstanding shares to discuss ESG topics as well as the matters raised by the shareholder proposals on the ballot at our annual meetings and other topics of interest to our investors. The Board values our shareholders' perspectives, and feedback from our shareholders on our business, corporate governance, compensation, sustainability practices, and other ESG matters have been important considerations for discussions with the Board and its committees throughout the year. In addition to the ESG communication initiatives discussed above, we have made several other changes over the past four years as a result of this engagement program and our commitment to governance best practices, including the following:

- We updated our Investor Relations webpage to provide a page dedicated to disclosure of ESG matters, which can be found at https://ir.homedepot.com/esg-investors, to better enable our investors to access key information about our oversight and management of these areas.

- In our annual ESG Report, we added a chart highlighting our key ESG goals and timelines to increase transparency and enhance our disclosure. We also announced several new ESG-related goals, including a climate-related goal to adopt SBTi-aligned emissions reduction goals to reduce our Scope 1, 2 and 3 carbon emissions, and a pledge to produce or procure renewable electricity equivalent to the electricity needs for all Home Depot facilities worldwide by 2030.

- We made significant enhancements to our annual ESG Report to provide more transparent and quantitative disclosure, including reporting aligned with SASB standards and the TCFD framework (in addition to our existing use of the GRI standards and disclosure of the United Nations Sustainable Development Goals that align with our sphere of influence). Starting with our 2021 ESG Report, we provided disclosure regarding our corporate taxes, informed by the GRI standards, to provide transparency around our tax practices and oversight.

- We provided enhanced disclosure of the racial, ethnic and gender diversity of our U.S. workforce, along with the breakdown of our U.S. workforce by race, ethnicity and gender from our consolidated EEO-1 report, both of which can be found on our ESG Investor webpage and in our 2021 ESG Report. Starting in 2022, we will also include enhanced disclosures regarding the gender and racial/ethnic pay equity within our U.S. workforce in our annual ESG Report.

- We lowered the percentage of outstanding shares required to call a special meeting of shareholders from 25% to 15%.

- We expanded our executive compensation clawback policy to specifically include conduct that causes significant reputational harm to the Company.

- We reduced the number of outside public company boards on which our directors can serve.

- We updated our NCG Committee Charter to specifically address the NCG Committee's oversight of ESG matters and Company political activity, including an annual review of our political activity policy. We enhanced our political activity policy to add detail around oversight and alignment with our core values. Building on our prior reporting of corporate political donations and trade association payments, we made several years of those reports available on our website, and included disclosure regarding oversight of our political activity, as well as the focus areas of our advocacy, in our ESG Report.

GOVERNANCE BEST PRACTICES

Our Board believes that effective governance means regular and thoughtful evaluation of the Company's governance policies and processes in light of the broader governance landscape. As a result, our governance framework contains a variety of methods for shareholder engagement, as well as mechanisms to ensure effective Board operations.

Shareholder Rights
Our shareholders have the following important rights:

- Right to call a special meeting of shareholders. In early 2019, based on feedback from our ESG shareholder engagement program, we amended our By-Laws to reduce the threshold for calling a special meeting to holders of 15% or more of our common stock, from the prior 25%.

- Right to act by majority written consent in lieu of a meeting.

- Right to include director nominees in our Proxy Statement. Our "proxy access" right permits a shareholder, or group of up to 20 shareholders, owning at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the shareholders and the nominees satisfy the requirements specified in the Company's By-Laws.

In addition, as described in more detail on page 13, shareholders may recommend Board candidates for consideration by our NCG Committee.

Corporate Governance Guidelines
The Company maintains Corporate Governance Guidelines that establish a common set of expectations to assist the Board and its committees in performing their duties. The table below provides an overview of several key elements of our Corporate Governance Guidelines, which are available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview" and in print at no charge upon request.

Key Corporate Governance Guidelines Provisions	
Outside Board Policy	We limit the number of other public company boards our directors may join to ensure that a director is not "overboarded" and is able to devote the appropriate amount of time and attention to the oversight of the Company. In Fiscal 2019, based on an assessment of the overboarding policies of a number of our institutional shareholders, we updated our outside board policy to reduce the number of outside public company boards on which our directors may serve. Generally, a director who is an executive officer with another public company may only serve on the board of that company in addition to service on the Company's Board. If the only executive officer role held by a director is that of executive chair of another company, the director may serve on the board of that company, our Board, and the board of one other public company, subject to a determination by the NCG Committee that the additional commitment, when added to the director's existing executive chair role, permits sufficient time for, and will not impair his or her service on, the Company's Board. Other directors may not serve on more than three other public company boards, and no member of the Company's Audit Committee may serve on more than two other public company audit committees. In addition, our CEO may not serve on more than one other public company board. Any director seeking to join the board of directors of another public company or for-profit organization must first notify the NCG Committee and obtain its approval to continue as a member of our Board.

Key Corporate Governance Guidelines Provisions	
Succession Planning	A key responsibility of the Board is overseeing the identification and development of senior leadership. Both the Board and LDC Committee are actively engaged in succession planning. The LDC Committee oversees the development and implementation of succession plans for senior leadership positions. This process includes review and discussion of the performance and development of senior leadership on a regular basis, along with management's evaluation and recommendations for senior leadership succession. The Board also annually reviews succession plans for senior management and the CEO, including both a long-term succession plan and an emergency succession plan. To assist the Board, our CEO annually provides his assessment of senior leaders and their potential to succeed at key senior management positions. The Board meets potential leaders at many levels across the organization through formal presentations and informal events throughout the year, including through the store walks and management meetings that are part of our director engagement program.
Director Engagement, Education and Orientation Program	The NCG Committee oversees the director engagement, continuing education and orientation program, which includes both internal activities and access to external programming. Our ongoing engagement program includes periodic walks of our stores and other facilities and in-depth meetings with management to provide our directors with the opportunity to observe our strategic initiatives in action and to expand their insight into business operations and activities (although these activities have been temporarily limited due to the pandemic). We also have a structured director orientation program for new directors during their first year on the Board. This program includes information sessions with committee chairs and senior management and visits to our stores and facilities to accelerate their on-boarding. We also provide all directors with membership in the NACD and continuing education opportunities.
Board Self-Evaluations	Each year, the Board, as required by our Corporate Governance Guidelines, conducts an evaluation of its performance and effectiveness. As set forth in its charter, the NCG Committee oversees this process, which includes two key components: • The Board and each committee conduct self-evaluations in executive session, generally at the first regularly scheduled meetings of the fiscal year. These self-evaluations solicit feedback on a range of issues, including Board and committee structure, culture and dynamics; meeting content; and interactions with management. • Our Lead Director conducts individual interviews with each of the directors. These interviews address similar topics, with the one-on-one setting permitting more detailed feedback on Board operations and director performance, as well as providing opportunities for mentoring newer directors. The feedback from these interviews is typically discussed with the full Board at its February meeting.

DIRECTOR INDEPENDENCE

The Director Independence Standards in our Corporate Governance Guidelines, which are available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview," exceed the independence standards adopted by the NYSE. Pursuant to these Corporate Governance Guidelines, the Board and the NCG Committee reviewed the independence of each current director in early 2022. During this review, the Board and the NCG Committee considered all relevant facts and circumstances related to transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationship or transaction would prohibit a director from being independent under SEC rules, NYSE listing standards and the Company's Director Independence Standards.

Based on this review and the recommendation of the NCG Committee, the Board affirmatively determined that all of our current directors and director nominees are independent except Edward P. Decker, our CEO and President, and Craig A. Menear, our Chair and former CEO.

The Company has purchase, sale and other transactions and relationships in the normal course of business with companies with which certain Company directors are associated but which our Board determined are not material to our Company, the directors or, except as otherwise indicated below, the companies with which the directors are associated. These transactions were reviewed and considered by the Board and the NCG Committee in determining the independence of Company directors. In particular, the Board and the NCG Committee took into account the following transactions during Fiscal 2021:

- Mr. Arpey serves as a director of S.C. Johnson & Son, Inc., from which we purchased cleaning supply merchandise. In addition, S.C. Johnson purchased MRO products from us.

- Mr. Boyd serves as a director of CLEAR Secure, Inc., from which we purchased travel-related services. In Fiscal 2021, Mr. Boyd also served as a director of Booking Holdings Inc., from which we purchased travel-related services.

- Mr. Brenneman serves as Executive Chairman of CCMP Capital Advisors, LLC, which manages funds that have or had an equity interest in: (1) BGIS, from which we purchased facilities management services and which purchased MRO products from us; (2) Eating Recovery Center, which purchased MRO products from us; (3) Hayward Holdings, Inc. ("Hayward"), from which we purchased pool equipment and related accessories; (4) Hillman Holdings, Inc. ("Hillman"), from which we purchased fasteners and other small hardware items; and (5) Shoes for Crews, from which we purchased footwear. In Fiscal 2021, the Company was one of Hillman's largest customers. Mr. Brenneman is a member of the board of directors of Hayward and BGIS, but otherwise, he does not serve as a director or officer of these portfolio companies.

- Mr. Brown served in Fiscal 2021 as Managing Director and Chief Risk Officer of General Atlantic LLC, which manages funds that have or had an equity interest in several portfolio companies from which we purchased products or services, or which purchased MRO products from us. Mr. Brown does not serve as a director or officer of any of these portfolio companies.

- Mr. Carey serves as a director and Executive Chairman of Unifi, Inc., which purchased MRO products from us.

- Ms. Gooden serves as a director of General Motors Company, from which we purchased automobile-related parts and services, and which purchased MRO products from us.

- Mr. Hewett served in Fiscal 2021 as Chairman of DiversiTech Corporation, from which we purchased heating, ventilating, air conditioning, refrigeration and other related merchandise. He also serves as a director of Wells Fargo & Company, from which we obtained banking services, and as a director of United Parcel Service, Inc., from which we purchased shipping and logistics services. In addition, Wells Fargo and UPS purchased MRO products from us.

- Mr. Kadre serves as a director and Chairman of Republic Services, Inc., from which we purchased waste management services and which purchased MRO products from us.

- Ms. Linnartz serves as President of Marriott International, Inc., from which we purchased lodging and event-related services. In addition, Marriott purchased MRO products from us.

- Ms. Santilli serves as Chief Executive Officer, Latin America of PepsiCo, Inc., from which we purchased food and beverage products and which purchased MRO products from us.

- Ms. Seidman-Becker serves as Chair and Chief Executive Officer of CLEAR Secure, Inc., from which we purchased travel-related services.

In each instance described above, the amount of payments made and received by each entity represented an immaterial percentage of the Company's and, except as otherwise stated above, the other entity's revenues. The Board and the NCG Committee believe that all of the transactions and relationships during Fiscal 2021 described above were on arm's-length terms that were reasonable and competitive and that the directors did not participate in or receive any direct personal benefit from these transactions.

RELATED PERSON TRANSACTIONS

The NCG Committee reviews all transactions of the Company involving any of the Company's executive officers, directors, or any of their immediate family members, and approves, ratifies (where permitted by NYSE listing standards), or rejects any related person transaction that is identified. In February 2022, the Company enhanced our oversight of related person transactions by adopting a written policy requiring reasonable prior review and approval by the NCG Committee of all "Related Person Transactions." These are transactions in which the Company is a participant where the amount involved exceeds $120,000, and a director, executive officer, or holder of more than 5% of our common stock has a direct or indirect material interest.

Under our Related Person Transaction Policy, our General Counsel has primary responsibility for determining whether, based on the facts and circumstances, a related person has a direct or indirect material interest in a proposed or existing transaction. To help identify Related Person Transactions, each director and executive officer completes a questionnaire that requires the disclosure of any transaction that the person, any member of his or her immediate family, or any entity with which he or she is affiliated, has or will have with the Company. Our General Counsel also conducts an investigation that includes a review of the Company's financial systems to determine if a director or executive officer, or a company with which he or she is affiliated, engaged in transactions with the Company during the fiscal year. Additionally, the Company's Business Code of Conduct and Ethics, Corporate Governance Guidelines and conflict of interest policies require that all associates and directors promptly disclose all conflicts or potential conflicts of interest.

If the General Counsel determines that the related person would have a direct or indirect material interest in the transaction, the General Counsel must present the transaction to the NCG Committee for review, which must then either approve or reject the transaction in accordance with the terms of the policy. While making this determination, the NCG Committee must consider all relevant information available and, as appropriate, take into consideration the following:

- Whether the transaction was undertaken in the ordinary course of business of the Company;
- Whether the transaction was initiated by the Company or the related person;
- Whether the transaction contains terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
- The purpose of the transaction and its potential benefits to the Company;
- The approximate dollar value of the transaction, particularly as it involves the related person;
- The related person's interest in the transaction; and
- Any other information regarding the related person's interest in the transaction that would be material to investors under the circumstances.

The NCG Committee may only approve the transaction if it determines that the transaction is reasonable, on competitive terms, and fair to the Company and not inconsistent with the best interests of the Company as a whole. Further, in approving any such transaction, the NCG Committee has the authority to impose any terms or conditions it deems appropriate on the Company or the related person.

If review of a Related Person Transaction by the Chair of the NCG Committee is required between NCG Committee meetings, and it is determined that approval of a Related Person Transaction by the entire NCG Committee prior to consummation or effectiveness of the transaction is impracticable under the circumstances, the Chair of the NCG Committee will review and may approve the transaction at his or her discretion and must report that transaction to the NCG Committee at its next regularly scheduled meeting, including the rationale for approving the transaction prior to full committee review. Transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. During Fiscal 2021, there were no Related Person Transactions that require disclosure in this Proxy Statement.

SELECTING NOMINEES TO THE BOARD OF DIRECTORS

The NCG Committee is responsible for considering candidates for the Board and recommending director nominees to the Board. All members of the NCG Committee have been determined to be independent by the Board pursuant to SEC rules, NYSE listing standards and the Company's Director Independence Standards.

The NCG Committee considers a diverse slate of candidates for nomination to the Board from a number of sources. Current members of the Board are considered for re-election unless they have notified the Company that they do not wish to stand for re-election and provided they have not reached age 72 by the calendar year-end immediately preceding the Company's next annual meeting of shareholders. The NCG Committee may also consider candidates recommended by current members of the Board, members of management, and shareholders, as discussed below under "Director Candidates Recommended by Shareholders."

From time to time, the NCG Committee engages independent search firms to assist in identifying potential Board candidates. Services provided by the search firms include identifying and assessing potential director candidates meeting criteria established by the NCG Committee, verifying information about the prospective candidate's credentials, and obtaining a preliminary indication of interest and willingness to serve as a Board member. In 2021, the NCG Committee engaged a search firm with a specific focus on finding diverse candidates, to expand our access to a broader cross-section of potential directors and help support our commitment to diversity, equity and inclusion while at the same time sourcing candidates who can support our strategy of driving innovation in the business.

The NCG Committee evaluates all candidates, regardless of who recommended the candidate, based on the same criteria. The criteria and the process by which director nominees are considered and selected are discussed further below under "Election of Directors."

DIRECTOR CANDIDATES RECOMMENDED BY SHAREHOLDERS

The NCG Committee will consider all candidates recommended by a shareholder (or group of shareholders) who owns at least 1% of the Company's outstanding shares of common stock and who has held such shares for at least one year as of the date of the recommendation. If the shareholder does not meet these requirements, the NCG Committee may, but is not obligated to, evaluate the candidate and consider him or her for nomination to the Board. A shareholder wishing to recommend a candidate must submit the following documents to the Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Building C-22, Atlanta, Georgia 30339 not less than 120 calendar days prior to the anniversary of the date on which the Company's Proxy Statement was released to shareholders in connection with the previous year's annual meeting of shareholders:

• A recommendation that identifies the candidate and provides contact information for that candidate;

• The written consent of the candidate to serve as a director of the Company, if elected; and

• Documentation establishing that the shareholder making the recommendation meets the ownership requirements set forth above.

If the candidate is to be evaluated by the NCG Committee, the Corporate Secretary will request from the candidate a detailed résumé, an autobiographical statement explaining the candidate's interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check. These documents must be received from the candidate before the first day of February preceding the annual meeting of shareholders.

COMMUNICATING WITH THE BOARD

Shareholders and others who are interested in communicating directly with the Board, our Lead Director, or other independent directors, including those wishing to express concerns relating to accounting, internal controls, audit matters, fraud or unethical behavior, may do so by e-mail at HD_Directors@homedepot.com or by writing to the directors at the following address:

<p align="center">[Name of Director or Directors]
c/o Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Building C-22
Atlanta, Georgia 30339</p>

The Corporate Secretary reviews and provides the Board and the NCG Committee with a summary of all such communications and a copy of any correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or the standing committees of the Board or that otherwise requires the attention of the Board and the NCG Committee. Correspondence relating to accounting, internal controls or auditing matters is brought to the attention of the Company's internal audit department and, if appropriate, to the Audit Committee. All communications are treated confidentially.

Election of Directors

(ITEM 1 ON THE PROXY CARD)

The Board is elected annually by shareholders to oversee the long-term health and the overall success and financial strength of the Company's business. The NCG Committee is responsible for considering candidates for the Board and recommending director nominees for the Board.

DIRECTOR CRITERIA AND QUALIFICATIONS

The NCG Committee, when considering the composition of our Board, focuses on ensuring a diverse mix of directors that collectively possess the breadth of expertise and experience appropriate for a retailer of our size and geographic scope. The Company is the world's largest home improvement retailer, with 2,317 stores in the United States, Canada and Mexico as of the end of Fiscal 2021. Our business involves all facets of retail, including merchandising, supply chain, finance, real estate, human capital management, information technology and cybersecurity, e-commerce, strategic management, marketing and communications, international commerce, and corporate governance. The NCG Committee evaluates each director candidate on the basis of the length, breadth and quality of the candidate's business experience, the applicability of the candidate's skills and expertise to the Company's business and strategic direction, the perspectives that the candidate would bring to the entire Board, and the personality or "fit" of the candidate with our culture, existing members of the Board, and management.

The NCG Committee seeks directors who can:

- Demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision, and our servant leadership mindset;
- Be prepared to represent the best interests of all Company shareholders and not just one particular constituency;
- Demonstrate a record of professional accomplishment in his or her chosen field; and
- Be prepared and able to participate fully in Board activities, including membership on at least two committees.

BOARD REFRESHMENT AND DIVERSITY

We routinely assess the composition of the Board and aim to strike a balance between the knowledge and understanding of the business that comes from longer-term service on the Board and the fresh ideas and perspective that can come from adding new members. We also consider the complement of relevant skills and experience on the Board as our business changes and expands. As explained in more detail below, we also believe that it is important that our Board reflects diversity of age, gender, race and ethnicity.

Our director nominees have a balance of tenure, diversity and age, which provides our Board with an effective mix of experience and fresh perspective







TENURE years of service
0-4
5-9
10-14
>15
Average Tenure: 7.5 years
DIVERSITY
GENDER DIVERSITY 29%
RACIAL/ETHNIC DIVERSITY 29%
AGE
AVERAGE AGE 61.1 years
~86% Independent

The retail landscape has rapidly evolved over the past decade, and the pace of change is expected to accelerate in the future. We believe that Board refreshment is critical as the Company's business strategy continues to evolve with the competitive landscape. Including our new independent directors, Paula Santilli and Caryn Seidman-Becker, in the past five years we have added four new independent directors, all of whom have been female and/or identify as being part of a historically under-represented racial or ethnic group. Several of these directors have first-hand experience building an interconnected experience for their own companies' customers.

At the same time, we believe that we benefit from having several seasoned directors, including our Lead Director, who are well-versed in the Company's business and help facilitate the transfer of institutional knowledge. Having a tenured Lead Director who has served with five of our CEOs and through several different business cycles has proven extremely valuable, particularly as we have added new Board members and experienced senior management transitions. The independent members of our Board also determined that Mr. Menear remaining on the Board as Chair following his retirement would help ensure a smooth transition as Mr. Decker took on the role of CEO and President. The independent members of the Board will again assess its leadership structure when Mr. Menear decides to retire from the Board. We believe the average tenure of our directors reflects the balance the Board seeks between different perspectives brought by long-serving and new directors.

Commitment to Diversity

In addition, the NCG Committee recognizes the importance of selecting directors from various backgrounds and professions and who are diverse as to age, gender, race and ethnicity, to ensure that the Board as a whole has a wealth of experiences and perspectives to inform its decisions and keep pace with a rapidly changing marketplace. We believe diversity makes our business stronger and more innovative.

To accomplish this goal, the NCG Committee is committed to including in each director search candidates who reflect diverse backgrounds, including diversity of race and gender, as set forth in our Policy on the Consideration and Evaluation of Board Candidates, available on our Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview." The NCG Committee assesses the composition, including the diversity, of the Board at least once a year and more frequently as needed, particularly when considering potential new candidates. As part of that assessment, in 2021, the NCG Committee engaged a search firm with a specific focus on finding diverse slates of candidates to expand our access to a broader cross-section of potential directors and help support our commitment to diversity, equity and inclusion while at the same time sourcing candidates who can support our strategy of driving innovation in the business.

2022 DIRECTOR NOMINEES

After evaluating the performance and experience of each of the current directors and the composition of the full Board, the NCG Committee and the Board have recommended the election of all 14 of our incumbent Board members, including our two new independent directors Paula Santilli and Caryn Seidman-Becker, and our CEO and President, Edward P. Decker. The tables and the detailed director biographies below summarize the skills, qualifications and attributes of our directors that are important to us and how the composition of our nominees for the Board meets these needs.

Qualifications and Attributes	Relevance to The Home Depot
Retail/ Merchandising	Experience in the retail industry provides a relevant understanding of our business, strategy and marketplace dynamics.
Strategic Management	Our Board regularly reviews and has input on our strategic plan, which guides our long-term business investments and objectives and our capital allocation.
Supply Chain	Upstream and downstream supply chain structure and design, as well as last-mile offerings, are critical to our strategic initiatives and responsible sourcing.
Marketing/ Communications	Effective marketing and communications are critical to building customer loyalty, deepening customer engagement, and expanding market share.
E-Commerce	E-commerce is an essential part of the Company's strategy for growth and optimizing our customer experience.
Real Estate	Given our significant physical footprint, directors with real estate experience can provide insight on opportunities and managing our locations.
Human Capital Management	With our significant associate population, directors with experience in organizational management and talent development provide key insights into developing and investing in our associates.
Information Technology	We rely on technology to manage customer, associate and supplier data and deliver products and services to the market.
Data Protection/ Cybersecurity	The protection of customer, associate, and supplier data is of the utmost importance and will continue to grow in importance as we expand technological capabilities.
International	With global operations in several countries, international experience helps us understand opportunities and challenges.
Finance	Our business involves complex financial transactions and reporting requirements.
Governance	As a public company, we and our shareholders expect effective oversight and transparency.
CEO Experience	The significant leadership experience that comes from a CEO role can provide insight on business operations, driving growth, and building and strengthening corporate culture.
Diversity	We believe diversity strengthens our competitive advantage and reflects the customers we serve.

Qualifications/ Attributes	Arpey	Bousbib	Boyd	Brenneman	Brown	Carey	Decker	Gooden	Hewett	Kadre	Linnartz	Menear	Santilli	Seidman-Becker
Retail/ Merchandising			•		•	•			•	•	•	•		
Strategic Management	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Supply Chain		•		•		•	•		•		•			
Marketing/ Communications			•	•		•	•	•			•	•	•	
E-Commerce			•	•		•	•				•	•		
Real Estate				•		•			•	•				
Human Capital Management	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Information Technology	•	•			•			•			•			
Data Protection/ Cybersecurity				•			•				•			
International	•	•	•	•	•	•		•	•	•	•		•	
Finance	•	•		•	•		•	•	•	•	•			•
Governance	•		•	•			•	•	•					•
CEO Experience	•	•	•	•		•	•		•	•		•	•	•
Racial/Ethnic Diversity														
Black/African American							•	•						
Hispanic/Latinx										•			•	
White	•	•	•	•	•	•	•				•	•		•
Gender Diversity														
Female							•				•		•	•
Male	•	•	•	•	•	•	•		•	•		•		

Each of the 14 individuals nominated for election to the Board would hold office until the 2023 Annual Meeting of Shareholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, the Board may reduce the number of directors that serve on the Board or choose a substitute nominee in accordance with our By-Laws. If a substitute nominee is chosen and you have submitted your proxy, the proxy holders may vote your shares for the substitute nominee in their discretion.

The 14 nominees for election to the Board are set forth below.

GERARD J. ARPEY



Director since: 2015

Age: 63

Committees:

Nominating and Corporate Governance

Finance

Mr. Arpey has been a partner in Emerald Creek Group, LLC, a private equity firm based in Southern California, since 2012. Prior to his retirement in November 2011, Mr. Arpey served as Chief Executive Officer of AMR Corporation, a global airline holding company, and its subsidiary American Airlines, from 2003 through November 2011. From 2004 through November 2011, he was also Chairman of the AMR Board of Directors. Mr. Arpey previously served as American Airlines' President and Chief Operating Officer, Senior Vice President of Finance and Planning, and Chief Financial Officer. Mr. Arpey currently serves on the board of directors of S. C. Johnson & Son, Inc., a privately-held company. He is also a trustee of the American Beacon Funds.

Skills and qualifications: Mr. Arpey brings to the Board extensive organizational management, strategic, financial, IT, governance, and international experience from his service as chairman, chief executive officer, and chief financial officer of one of the largest global airlines and service as a director of public and private companies.

Other U.S. Public Company Board Memberships in Past Five Years:

None

ARI BOUSBIB



Director since: 2007

Age: 61

Committees:

Audit

Finance (Chair)

Mr. Bousbib serves as Chairman and Chief Executive Officer of IQVIA Holdings Inc., a leading global provider of advanced analytics, technology solutions and contracted research services to the life sciences industry. He assumed this position in October 2016 following the merger of IMS Health Holdings, Inc. ("IMS Holdings") and Quintiles Transnational Holdings, Inc. From 2010 to October 2016, Mr. Bousbib served as Chairman and Chief Executive Officer of IMS Health Incorporated, a subsidiary of IMS Holdings, and he also served as Chairman, Chief Executive Officer and President of IMS Holdings since its initial public offering in 2014. Prior to joining IMS Health, Mr. Bousbib spent 14 years at United Technologies Corporation ("UTC"), a commercial aerospace, defense and building industries company. From 2008 until 2010, he served as President of UTC's Commercial Companies, including Otis Elevator Company ("Otis"), Carrier Corporation, UTC Fire & Security and UTC Power. From 2002 until 2008, Mr. Bousbib was President of Otis, and from 2000 until 2002, he served as its Chief Operating Officer. Prior to joining UTC, Mr. Bousbib was a partner at Booz Allen Hamilton, a global management and technology consulting firm.

Skills and qualifications: In serving on our Board, Mr. Bousbib draws from his experience with managing large, sophisticated businesses, including oversight of extensive global operations, as well as strategic, finance, supply chain and IT matters. He plays a key role in the Board's oversight of the Company's supply chain, IT, international and finance matters, as well as providing insight into the development of corporate strategy.

Other U.S. Public Company Board Memberships in Past Five Years:

IQVIA Holdings Inc. (2016 to present)

JEFFERY H. BOYD



Director since: 2016

Age: 65

Committees:

Nominating and Corporate Governance (Chair)

Finance

Mr. Boyd served in a number of senior executive positions during his long and successful tenure at Booking Holdings Inc. ("Booking"), a leading provider of online travel and related services. His strategic leadership at Booking guided the company to grow from a loss in 2002 to a multi-billion dollar profitable business. He served as Chairman of the Board of Booking from June 2018 to June 2020, and from January 2017 to June 2018, he served as Booking's Executive Chairman. Prior to January 2017, Mr. Boyd served in a number of roles of increasing responsibility at Booking, including most recently as its President and Chief Executive Officer from November 2002 until December 2013, Chairman from January 2013 to December 2016, and interim Chief Executive Officer and President during a portion of 2016. Mr. Boyd was Booking's President and Co-Chief Executive Officer from August 2002 to November 2002; its Chief Operating Officer from November 2000 to August 2002; and its Executive Vice President, General Counsel and Secretary from January 2000 to October 2000. Prior to joining Booking, Mr. Boyd was Executive Vice President, General Counsel and Secretary of Oxford Health Plans, Inc.

Skills and qualifications: Mr. Boyd brings to our Board extensive experience in global e-commerce, sales, and digital marketing, as well as proven leadership, corporate governance and strategic management skills. His e-commerce experience provides valuable insights into the continued execution and evolution of our interconnected retail strategy.

Other U.S. Public Company Board Memberships in Past Five Years:

CLEAR Secure, Inc. (2021 to present)
Oscar Health, Inc. (2021 to present)
Booking Holdings Inc. (2001 to 2021)

GREGORY D. BRENNEMAN



Director since: 2000

Age: 60

Lead Director

Mr. Brenneman, our Lead Director, serves as Executive Chairman of CCMP Capital Advisors, LLC ("CCMP"), a private equity firm with over $3 billion under management, a position he has held since October 2016. Previously, he served as Chairman of CCMP from 2008 until October 2016 and as its President and Chief Executive Officer from February 2015 until October 2016. He is also Chairman and Chief Executive Officer of TurnWorks, Inc., a private equity firm focusing on corporate turnarounds, which he founded in 1994. Prior to joining CCMP, Mr. Brenneman led restructuring and turnaround efforts at Quiznos, Burger King Corporation, PwC Consulting, a division of PricewaterhouseCoopers ("PwC"), and Continental Airlines, Inc. that resulted in improved customer service, profitability, and financial returns.

Skills and qualifications: As a successful business leader who has been involved in several well-known corporate spin-off and turnaround-driven transformations, Mr. Brenneman has an extensive background in general management of large organizations and expertise in accounting and corporate finance, retail, supply chain, marketing, and international matters. In addition, his directorships at other public companies provide him with broad experience on governance issues.

Other U.S. Public Company Board Memberships in Past Five Years:

Hayward Holdings, Inc. (2021 to present)
Ecovyst Inc. (formerly PQ Group Holdings Inc.) (2017 to present)
Baker Hughes Company (2017 to present)
Baker Hughes Incorporated (2014-2017)
Milacron Holdings Corp. (2015-2017)

J. FRANK BROWN



Director since: 2011

Age: 65

Audit Committee Financial Expert

Committees:

Audit (Chair)

Finance

Mr. Brown served as Managing Director and Chief Risk Officer of General Atlantic LLC, a global growth equity firm investing in innovative and technology-driven companies, from 2020 until his retirement at the end of 2021. He served as Managing Director and Chief Operating Officer of General Atlantic from 2011 through 2019. From 2006 to 2011, Mr. Brown was Dean of INSEAD, an international business school with campuses in France, Singapore and Abu Dhabi. Before his appointment as Dean of INSEAD, he served as a member of its Board and as Chairman of its U.S. Council. Prior to his tenure at INSEAD, Mr. Brown spent 26 years at PwC, where he held a series of leadership roles, including head of its Assurance and Business Advisory Service, Transactions Services, and Corporate Development practices, and most recently the leader of its $3.5 billion Advisory Services operating unit. He also launched PwC's Genesis Park, a leadership development program to train the next generation of global leaders within the firm. Mr. Brown is a trustee of The Asia Society and a member of the American Institute of Certified Public Accountants. He is also an author and frequent speaker on leadership.

Skills and qualifications: Mr. Brown is a seasoned international business and academic leader whose strong technical expertise in financial and accounting matters qualifies him as an "audit committee financial expert" under SEC guidelines. In addition, his role at General Atlantic provided insight into real estate, human capital management, IT and cybersecurity, and e-commerce.

Other U.S. Public Company Board Memberships in Past Five Years:

None

ALBERT P. CAREY



Director since: 2008

Age: 70

Committees:

Leadership Development and Compensation (Chair)

Nominating and Corporate Governance

Mr. Carey currently serves as Executive Chairman of Unifi, Inc., a global textile solutions provider and innovator in manufacturing synthetic and recycled performance fibers. Prior to his retirement in early 2019, Mr. Carey served as Chief Executive Officer of PepsiCo North America, a consumer products company, from 2016 to March 2019. In this role, he was responsible for leading PepsiCo's beverages, Frito-Lay and Quaker Foods businesses in North America. Previously, he was Chief Executive Officer of PepsiCo North America Beverages from 2011 to 2016, and President and Chief Executive Officer of Frito-Lay North America, the largest North American business division of PepsiCo, from 2006 to 2011. He also served as President of PepsiCo Sales, the sales division of PepsiCo, from 2003 to 2006, leading PepsiCo's sales and customer management for its retail, food service and fountain businesses. Other positions that Mr. Carey has held at PepsiCo include Chief Operating Officer of PepsiCo Beverages & Foods North America and Chief Operating Officer of Frito-Lay North America. Prior to his career at PepsiCo, Mr. Carey spent seven years at The Procter & Gamble Company.

Skills and qualifications: Having served in a number of senior executive positions at PepsiCo, Mr. Carey enhances our Board's experience in and oversight of retail, supply chain and marketing matters, as well as contributing to the general management and strategic business development skills of our Board.

Other U.S. Public Company Board Memberships in Past Five Years:

Unifi, Inc. (2018 to present)
Omnichannel Acquisition Corp. (2020 to present)

Mr. Carey, as the executive chair of Unifi, is deemed an executive officer of Unifi; however, he confirmed to our NCG Committee that service on both the Unifi and Omnichannel boards permits sufficient time for, and will not impair his service on, the Company's Board, as required by our Corporate Governance Guidelines.

EDWARD P. DECKER



Director since: 2022
Age: 59
CEO and President

Mr. Decker has served as our CEO and President since March 2022. Prior to assuming the role of CEO, he served as our President and Chief Operating Officer from October 2020 through February 2022, where he was responsible for global store operations, global sourcing operations, global supply chain, outside sales and service, and real estate, as well as merchandising, marketing and online strategy. From August 2014 to October 2020, he served as Executive Vice President – Merchandising, where he was responsible for merchandising strategy, marketing, vendor management, and in-store environment. From October 2006 through July 2014, he served as Senior Vice President – Retail Finance, Pricing Analytics, and Assortment Planning. Mr. Decker joined The Home Depot in 2000 and held various strategic planning roles, including serving as Vice President – Strategic Business Development from November 2002 to April 2006 and Senior Vice President – Strategic Business and Asset Development from April 2006 to September 2006. Prior to joining the Company, Mr. Decker held various positions in strategic planning, business development, finance, and treasury at Kimberly-Clark Corp. and Scott Paper Co., both of which are consumer products companies.

Skills and qualifications: With over two decades of experience with the Company, Mr. Decker brings to our Board extensive retail experience and knowledge of our business, including leadership experience in retail operations, merchandising, marketing, e-commerce, supply chain, real estate, strategic business development, finance, vendor management, and organizational development.

Other U.S. Public Company Board Memberships in Past Five Years:

None

LINDA R. GOODEN



Director since: 2015
Age: 68

Audit Committee Financial Expert

Committees:

Audit

Leadership Development and Compensation

Ms. Gooden enjoyed a 30-plus year career in various senior leadership roles with Lockheed Martin Corporation ("Lockheed"), a global aerospace, defense, security and advanced technologies company. Before her retirement, she most recently served as Executive Vice President, Information Systems & Global Solutions ("IS&GS") of Lockheed from 2007 to 2013. Under her leadership as Executive Vice President of IS&GS, Lockheed expanded its IT capabilities beyond government customers to international and commercial markets. She also served as Lockheed's Deputy Executive Vice President, Information and Technology Services from October to December 2006 and its President, Information Technology from 1997 to December 2006. In her role as President of Lockheed's IT division, Ms. Gooden grew the business over a ten-year period to become a multibillion dollar business.

Skills and qualifications: Ms. Gooden brings to our Board her strong leadership capability demonstrated through her career at Lockheed. She has an extensive background in IT and cybersecurity (including achievement of a Cyber Risk Oversight Certification from NACD in 2018), significant operations and strategic planning expertise, and experience in business restructuring, finance, communications and risk management. She also brings to our Board her experience as a director at other public companies, particularly in the areas of finance, audit, strategic investments, acquisitions and divestitures. She serves as an "audit committee financial expert" on our Audit Committee and takes regular courses for audit committee members to deepen her financial expertise.

Other U.S. Public Company Board Memberships in Past Five Years:

Bright Health Group, Inc. (2021 to present)
General Motors Company (2015 to present)
Automatic Data Processing, Inc. (2009 to 2019)
WGL Holdings, Inc. (2013 to 2018)

WAYNE M. HEWETT



Director since: 2014

Age: 57

Committees:

Audit

Leadership Development and Compensation

Mr. Hewett is a seasoned executive leader who has worked across a number of industries. Since March 2018, he has served as a senior advisor to Permira, a global private equity firm. Since December 2019, he has also served as Chairman of Cambrex Corporation, a contract developer and manufacturer of active pharmaceutical ingredients, and since January 2022, he has served as a director of Lytx Inc., a leading provider of video telematics solutions, both of which are Permira portfolio companies. From March 2018 to December 2021, he served as Chairman of DiversiTech Corporation, a manufacturer and supplier of HVAC equipment. From August 2015 to November 2017, Mr. Hewett served as Chief Executive Officer of Klöckner Pentaplast Group, a leading supplier of plastic films for pharmaceutical, medical devices, food and specialty applications. From January 2010 to February 2015, he served as President, Chief Executive Officer and a member of the board of directors of Arysta LifeScience Corporation ("Arysta"), one of the world's largest privately-held crop protection and life science companies. In February 2015, Arysta was acquired by Platform Specialty Products Corporation, a global producer of high technology specialty chemical products, where Mr. Hewett served as President until August 2015. Prior to joining Arysta in 2009, Mr. Hewett served as a senior consultant to GenNx360, a private equity firm. Mr. Hewett's career has also included over 20 years with General Electric Company ("GE"), including leadership roles in various GE business units and membership on GE's Corporate Executive Council.

Skills and qualifications: Mr. Hewett brings to our Board extensive experience in general management, finance, supply chain, operational and international matters. He has significant experience executing company-wide initiatives across large organizations, developing proprietary products, optimizing a supply chain, and using emerging technologies to provide new products and services to customers.

Other U.S. Public Company Board Memberships in Past Five Years:

United Parcel Service, Inc. (2020 to present)
Wells Fargo & Company (2019 to present)

MANUEL KADRE



Director since: 2018

Age: 56

Committees:

Audit

Finance

Mr. Kadre is Chairman and Chief Executive Officer of MBB Auto Group, a premium luxury retail automotive group with a number of dealerships in the Northeast, a position he has held since 2012. Mr. Kadre also serves as Chairman of the Board of Republic Services, Inc., an industry leader in U.S. recycling and non-hazardous solid waste disposal. Prior to his current role, he was the Chief Executive Officer of Gold Coast Caribbean Importers, LLC from July 2009 until 2014. From 1995 until July 2009, Mr. Kadre served in various roles, including President, Vice President, General Counsel and Secretary, for CC1 Companies, Inc., a distributor of beverage products in markets throughout the Caribbean. Mr. Kadre also serves on the Board of Trustees of the University of Miami.

Skills and qualifications: Mr. Kadre brings significant chief executive and senior management expertise to our Board, together with financial, strategic, environmental, and real estate experience. His service on other boards, including service as chairman and lead independent director of two public companies, enhances our Board's capabilities in the areas of management oversight, corporate governance and board dynamics.

Other U.S. Public Company Board Memberships in Past Five Years:

Bright Health Group, Inc. (2021 to present)
Republic Services, Inc. (2014 to present)
Mednax, Inc. (2007 to present)

STEPHANIE C. LINNARTZ



Director since: 2018

Age: 54

Committees:

Audit

Leadership Development and Compensation

Ms. Linnartz is the President of Marriott International, Inc. ("Marriott"), the world's largest hospitality company, with the travel industry's largest customer-loyalty program, Marriott Bonvoy™, and some of the most iconic brands in travel. Prior to her current role, she served as Group President, Consumer Operations, Technology & Emerging Businesses for Marriott from 2019 to 2021, and as Marriott's Executive Vice President and Global Chief Commercial Officer from 2013 to 2019. Ms. Linnartz joined Marriott as a financial analyst in 1997, and held positions in operations, finance, revenue management, sales, distribution, technology and digital over the years. Under her leadership, Marriott launched a new premium home rental offering, and has expanded its consumer offerings to include travel categories beyond hotels. Prior to Marriott, Ms. Linnartz worked for the Hilton Hotels Corporation.

Skills and qualifications: In her current role, Ms. Linnartz is responsible for providing strategic leadership for all aspects of Marriott's global strategy, including brand management, sales (including e-commerce), marketing, revenue management, customer engagement, information technology, emerging businesses, and loyalty strategies. She also oversees Marriott's global real estate development, design and operations services functions, and plays a critical role in Marriott's progress on issues including the intersection of technology and hospitality, the Marriott Bonvoy loyalty platform, and environmental sustainability. This experience, along with her strong financial background, will enhance the Board's oversight of our interconnected retail strategy and the investments we are making for our customer experience.

Other U.S. Public Company Board Memberships in Past Five Years:

None

CRAIG A. MENEAR



Director since: 2014

Age: 64

Chair of the Board

Mr. Menear has served as our Chair since February 2015, and he previously served as Chief Executive Officer from November 2014 to March 2022. He also served as our President from November 2014 to October 2020. He served as our President, U.S. Retail from February 2014 to October 2014. In that role Mr. Menear was responsible for oversight of store operations and all merchandising departments, services and strategy; the Company's supply chain network and global sourcing and vendor management programs; and the Company's marketing and online business activities. From 2007 to February 2014, Mr. Menear served as our Executive Vice President – Merchandising, where he led our merchandising and supply chain transformations. From 2003 to 2007, he served as Senior Vice President – Merchandising, and from 1997 to 2003, he held positions of increasing responsibility in the Company's Merchandising department, including Merchandising Vice President of Hardware, Merchandising Vice President of the Southwest Division and Divisional Merchandise Manager of the Southwest Division. Prior to joining the Company in 1997, Mr. Menear held various merchandising positions within the retail industry.

Skills and qualifications: With more than four decades of experience in the retail and hardware home improvement industry, Mr. Menear brings to our Board extensive retail experience and knowledge of our business, including leadership experience in retail operations, merchandising, marketing, e-commerce, supply chain, vendor management, and organizational development.

Other U.S. Public Company Board Memberships in Past Five Years:

None

PAULA SANTILLI



Director since: 2022

Age: 57

Committees:

Nominating and Corporate Governance

Finance

Paula Santilli has been the Chief Executive Officer, Latin America, for PepsiCo, Inc., a consumer products company, since 2019. Previously she served in various leadership positions at PepsiCo Mexico Foods, as President from 2017 to 2019, as Chief Operating Officer from 2016 to 2017, and as Vice President and General Manager from 2011 to 2016. Prior to joining PepsiCo Mexico Foods, she held a variety of roles, including leadership positions, with PepsiCo in Mexico and in the Latin America Southern Cone region comprising Argentina, Uruguay and Paraguay. Ms. Santilli joined PepsiCo in 2001 following PepsiCo's acquisition of the Quaker Oats Company, where she held various roles of increasing responsibility from 1992 to 2001, including running the regional Quaker Foods and Gatorade businesses in Argentina, Chile and Uruguay.

Skills and qualifications: Ms. Santilli brings extensive experience in oversight of retail, marketing and international operations, as well as the human capital management and compensation needs of a complex sales organization, from her time at PepsiCo, and contributes to the general strategic management experience of the Board.

Other U.S. Public Company Board Memberships in Past Five Years:

None

CARYN SEIDMAN-BECKER



Director since: 2022

Age: 49

Committees:

Leadership Development and Compensation

Nominating and Corporate Governance

Caryn Seidman-Becker has served as the Chief Executive Officer of CLEAR Secure, Inc. ("CLEAR"), a secure identity platform operating in travel, healthcare, sports and entertainment, since she and a co-founder purchased and relaunched its predecessor, Alclear Holdings, LLC, in 2010, and she serves as the Chair of CLEAR's board of directors. Prior to CLEAR, Ms. Seidman-Becker founded and was the managing partner of Arience Capital, an over $1 billion value-oriented asset management firm focused on investing in companies across a broad spectrum of industries, including consumer, technology, aerospace and defense and turnarounds. Prior to Arience Capital, she served as managing director at Iridian Asset Management, an investment advisor firm, and assistant vice president at Arnhold and S. Bleichroeder, an investment bank.

Skills and qualifications: Ms. Seidman-Becker brings significant strategic management experience, operational insights and expertise on technology from her experience serving as Chair and Chief Executive Officer of CLEAR, as well as finance and financial management expertise from her leadership roles with asset management firms and her investment banking experience.

Other U.S. Public Company Board Memberships in Past Five Years:

CLEAR Secure, LLC (2021 to Present)
Lemonade, Inc. (2020 to Present)

Ms. Seidman-Becker has informed us that she intends not to stand for re-election to the Lemonade, Inc. board of directors at its 2022 annual meeting of shareholders.

WE RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF EACH NOMINEE TO THE BOARD OF DIRECTORS.

RATIFICATION OF THE APPOINTMENT OF KPMG LLP

(ITEM 2 ON THE PROXY CARD)

The Audit Committee is directly responsible for the appointment, compensation, retention, evaluation and oversight of the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee annually evaluates the independent registered public accounting firm's qualifications, performance and independence and assesses whether to continue to retain the firm or select a different firm. The Audit Committee and its Chair are also involved in and approve the selection of the lead audit partner, who is limited to no more than five consecutive years in that role before the position must be rotated in accordance with SEC rules.

The Audit Committee has appointed KPMG to serve as the Company's independent registered public accounting firm for Fiscal 2022. KPMG (or its predecessor firms) has served in that capacity for the Company since 1979. The Audit Committee and the Board believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. Although we are not required to submit this matter to shareholders, the Board believes that it is a sound corporate governance practice to seek shareholder ratification of the appointment of KPMG. If shareholders do not ratify the appointment of KPMG, the Audit Committee will reconsider the appointment. Even if the appointment of KPMG is ratified by shareholders, the Audit Committee in its discretion may change the appointment at any time if it determines that such a change would be in the best interests of the Company.

One or more representatives of KPMG will be present at the Meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

**WE RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF
KPMG LLP AS THE COMPANY'S FISCAL 2022 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.**

AUDIT COMMITTEE REPORT

Each member of the Audit Committee is independent under SEC rules, the NYSE listing standards and the Director Independence Standards set forth in the Company's Corporate Governance Guidelines. The Board has determined that Mr. Brown and Ms. Gooden are "audit committee financial experts" as such term is defined in SEC rules.

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee's composition and meetings. The Audit Committee charter is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Committee Members & Charters" and is also available in print at no charge upon request.

The Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with the Company's management and discussed with KPMG LLP, independent registered public accounting firm for the Company, the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, *Communications with Audit Committees*;
- Received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's independence, discussed with KPMG its independence, and concluded that KPMG is independent from the Company and its management;
- After review and discussions with management and KPMG, recommended to the Board that the audited consolidated financial statements for the Company be included in the Company's Annual Report on Form 10-K for Fiscal 2021 for filing with the SEC; and
- Reviewed and discussed the fees billed to the Company by KPMG for audit, audit-related, tax and all other services provided during Fiscal 2021, which are set forth below under "Independent Registered Public Accounting Firm's Fees," and determined that the provision of non-audit services is compatible with KPMG's independence.

This report has been furnished by the current members of the Audit Committee:

- J. Frank Brown, Chair
- Ari Bousbib
- Linda R. Gooden
- Wayne M. Hewett
- Manuel Kadre

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

AUDIT AND OTHER FEES

The following table presents fees billed or expected to be billed for services rendered by KPMG during Fiscal 2021 and Fiscal 2020 (amounts in thousands):

	Fiscal 2021	Fiscal 2020
Audit Fees	$ 5,912	$ 6,710
Audit-Related Fees	$ 477	$ 672
Tax Fees	$ 244	$ 755
All Other Fees	$ —	$ —
Total Fees	**$ 6,633**	**$ 8,137**

Audit fees consist of fees for the annual audit of the Company's consolidated financial statements included in its Annual Report on Form 10-K, the annual audit of the Company's internal control over financial reporting, the quarterly reviews of the Company's consolidated financial statements included in its Quarterly Reports on Form 10-Q, services related to other regulatory filings made with the SEC, comfort letters, and statutory audits of certain subsidiaries.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements but are not reported in the prior paragraph. These fees are also related to the Company's employee benefit plan audits.

Tax fees for Fiscal 2021 consist of fees of $240,000 for tax compliance and preparation services and $4,000 for tax planning, advisory and consulting services. Tax fees for Fiscal 2020 consist of fees of $265,000 for tax compliance and preparation services and $490,000 for tax planning, advisory and consulting services.

PRE-APPROVAL POLICY AND PROCEDURES

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee or by the Chair of the Audit Committee. Prior to the engagement of our independent registered public accounting firm, our Audit Committee pre-approves the above-described services by category of service and maximum amount of fees per category. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval or for services in excess of the originally pre-approved amount. In those instances, our Audit Committee requires that we obtain specific pre-approval for those services. If pre-approval is required between Audit Committee meetings, the Chair of the Audit Committee may pre-approve the services, provided that notice of such pre-approval is given to the other members of the Audit Committee and presented to the full Audit Committee at its next regularly scheduled meeting.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION ("SAY-ON-PAY") (ITEM 3 ON THE PROXY CARD)

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, the Company provides its shareholders with the opportunity each year to vote to approve, on an advisory basis, the compensation of our named executive officers. The Company recommends that you vote for the approval of the compensation of our NEOs as described in this Proxy Statement. Accordingly, you may vote on the following resolution at the Meeting:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in the Company's Proxy Statement for the 2022 Annual Meeting of Shareholders.

As described in the Compensation Discussion and Analysis beginning on page 50 and our "Fiscal 2021 Executive Compensation Report Card" on page 52, the Company's compensation philosophy is to align executive pay with Company performance. We believe that this alignment motivates our executives to achieve our key financial and strategic goals, creating long-term shareholder value.

Our executive compensation program links pay to performance and reflects best practices as follows:

✓ Approximately 88% of the Fiscal 2021 target compensation for our CEO and approximately 82% of the Fiscal 2021 target compensation for our other NEOs was variable and paid based upon attainment of our pre-determined corporate performance objectives or the performance of our common stock.

✓ For Fiscal 2021, approximately 65% of our CEO's target compensation and approximately 61% of the target compensation of our other NEOs was equity-based and paid in a mix of performance shares, performance-based restricted stock, and options.

✓ Our NEOs do not receive tax reimbursements (also known as "gross-ups"), supplemental executive retirement plans, defined benefit pension plans, guaranteed salary increases or guaranteed bonuses and have limited perquisites.

✓ We employ a number of mechanisms to mitigate the chance of our compensation programs encouraging excessive risk taking, including an annual review and risk assessment of all elements of compensation by the LDC Committee, a compensation recoupment policy, stock ownership guidelines, and an anti-hedging policy.

Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any NEO and will not be binding on or overrule any decisions by the LDC Committee or the Board. Because we value our shareholders' views, however, the LDC Committee and the Board will consider the results of this advisory vote when formulating future executive compensation policy. As noted on page 57 in the Compensation Discussion and Analysis, the LDC Committee considered the result of last year's vote, in which approximately 94% of the shares voted were voted in support of the compensation of the Company's NEOs. Your advisory vote serves as an additional tool to guide the LDC Committee and the Board in continuing to align the Company's executive compensation program with the interests of the Company and its shareholders and is consistent with our commitment to high standards of corporate governance.

This vote is not intended to express a view on any specific element of compensation, but rather on the overall NEO compensation program and philosophy as described in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure as set forth below under "Executive Compensation." We encourage you to carefully review these disclosures and to indicate your support for the NEO compensation program.

WE RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS PRESENTED IN THIS PROXY STATEMENT.

APPROVAL OF THE OMNIBUS STOCK INCENTIVE PLAN, AS AMENDED AND RESTATED MAY 19, 2022 (ITEM 4 ON THE PROXY CARD)

We are asking you to approve the amendment and restatement of The Home Depot, Inc. Amended and Restated 2005 Omnibus Stock Incentive Plan (referred to as the "Omnibus Plan"). The purpose of the Omnibus Plan is to attract and retain associates and non-employee directors for the Company and to provide these individuals with incentives and rewards for superior performance.

The Omnibus Plan, which was initially named the 2005 Omnibus Stock Incentive Plan, was adopted by the Board on February 24, 2005, and approved by our shareholders on May 26, 2005. The Omnibus Plan was amended and restated, effective in part on February 28, 2013 and in part on May 23, 2013, without increasing the number of reserved shares, and was re-approved by the shareholders on May 23, 2013. The Omnibus Plan will expire in May 2023 unless this proposal is approved by our shareholders.

On February 24, 2022, upon the recommendation of the LDC Committee, our Board approved the further amendment and restatement of the Omnibus Plan (referred to as the "amendment and restatement" or the "plan") to extend the term of the plan and to make the other changes summarized below, subject to the approval of our shareholders at the Meeting. In connection with this amendment and restatement, the Omnibus Plan was renamed the "The Home Depot, Inc. Omnibus Stock Incentive Plan, As Amended and Restated May 19, 2022."

SUMMARY OF AMENDMENTS TO THE OMNIBUS PLAN

The primary purpose of the amendment and restatement is to extend the expiration of the plan and decrease the number of shares available for grant, although we have made several additional changes as described below. **We are not seeking approval to increase the number of shares available for grant under the plan.** In fact, the number of shares available for grant under the plan would actually go down.

The amendment and restatement would make the following changes to the Omnibus Plan:

- Reduce the number of shares available for future grant under the plan by approximately 37 million shares, to 80 million shares.
- Extend the expiration date of the plan until May 19, 2032 (the tenth anniversary of the approval of the amendment and restatement by shareholders of the Company).
- Reduce the number of shares that could be issued as incentive stock options under the plan from 50 million shares to 20 million shares.
- Incorporate into the plan the "double-trigger" change in control provision and the prohibition on excise tax gross-ups that has been in our standard form of equity grant agreement since Fiscal 2013.
- Update plan provisions to reflect changes to Section 162(m) of the Internal Revenue Code.
- Clarify that the definition of "employee" under the plan includes associates out on sick leave or military leave.
- Clarify that no dividends or dividend equivalents will be paid on performance awards until performance metrics are achieved.
- Prohibit transfers of awards to a third-party financial institution.
- Clarify that awards to any plan participant who is an executive officer are subject to applicable clawback policies adopted by the LDC Committee.

NOTABLE PROVISIONS AND PRACTICES

The plan contains a number of provisions that we believe are consistent with the interests of shareholders and sound corporate governance practices, including:

- ***Fungible share pool.*** The plan uses a fungible share pool under which each stock option and stock appreciation right, or SAR, counts as one share against the plan share reserve, and each stock-based full-value award (such as restricted stock, restricted stock units, and performance shares) counts as 2.11 shares against the plan share reserve.
- ***No liberal share counting.*** The plan prohibits the reuse of shares withheld or delivered to satisfy the exercise price of an option or SAR or to satisfy tax withholding requirements. The plan also prohibits "net share counting" upon the exercise of options or SARs.

- *No repricing of stock options or SARs.* The plan prohibits the repricing of stock options or SARs without shareholder approval.

- *No discounted stock options or SARs.* All stock options and SARs must have an exercise price or base price equal to or greater than the fair market value of the underlying common stock on the date of grant.

- *Limit on awards to non-employee directors.* The plan imposes a maximum value of awards ($500,000) that may be granted to any one non-employee director in any calendar year.

- *No dividends on unearned performance-based awards.* The plan prohibits the current payment of dividends or dividend equivalent rights on unearned performance-based awards.

- *Compensation recoupment policy.* Awards under the plan made to executive officers will be subject to any compensation recoupment or clawback policy that the Company may adopt from time to time.

- *Conservative "burn rate".* Our three-year annual grant rate under the plan as of January 30, 2022 (the last day of Fiscal 2021), referred to as the "burn rate," is 0.5%.

IMPACT OF AMENDMENT AND RESTATEMENT BASED ON INFORMATION AS OF JANUARY 30, 2022

Under the current share pool for the Omnibus Plan, approximately 117 million shares remained available for new grants as of January 30, 2022, the last day of Fiscal 2021. If this amendment and restatement is approved by our shareholders, the pool of shares available for future awards under the plan will decrease to 80 million shares, plus any shares attributable to awards already made under the plan, which shares can be returned to the share pool if those outstanding awards are subsequently terminated, expire unexercised, or are cancelled, forfeited or lapse for any reason. There were approximately 7.7 million shares underlying outstanding awards under the Omnibus Plan as of January 30, 2022. At current run rates, we expect that after the amendment and restatement we would still have sufficient shares under the plan to last through 2032. This estimate is based on an average annual burn rate of 0.5%, as described above.

We estimate the total potential dilution (overhang) for the plan, giving effect to the amendment and restatement, would be approximately 8.5%. The following table includes information regarding outstanding equity awards and shares available for future awards under the Omnibus Plan as of January 30, 2022, after giving effect to approval of the amendment and restatement under this proposal. We granted awards in connection with our annual equity grant on March 23, 2022 that reduced our available reserve by no more than 4 million shares. **Other than this annual grant, no additional awards will be granted under the Omnibus Plan prior to the Meeting.**

Omnibus Plan Information as of January 30, 2022	
Available Shares Under the Omnibus Plan[1]	117,152,975
Appreciation Awards Under the Omnibus Plan — outstanding/unexercised[2]	3,640,680
Weighted Average Exercise Price ($)	$150.30
Weighted Average Remaining Term	5 years
Full Value Awards Under the Omnibus Plan — outstanding/unvested[3]	4,043,329
Common Shares Outstanding	1,035,069,034

[1] Represents shares available for future awards under the Omnibus Plan. No future awards may be issued under any prior plans.

[2] Represents stock options. No stock appreciation rights were outstanding as of January 30, 2022.

[3] Assumes performance-based awards will vest and pay out based on target performance levels being achieved.

Our stock price as of January 30, 2022 was $366.54.

SUMMARY OF THE PLAN

The following is a summary of the provisions of the plan subject to the proposed amendment and restatement. This summary is qualified in its entirety by the full text of the plan, which is attached to this Proxy Statement as Appendix A.

Eligibility

Our associates and non-employee directors are eligible for selection by the LDC Committee to receive awards under the plan. Incentive stock options, however, may be granted only to associates. As of January 30, 2022, there are approximately 27,000 individuals eligible for awards under the plan, including our ten executive officers and 12 non-employee directors.

Administration

The plan will continue to be administered by the LDC Committee, but our full Board may at any time act on behalf of the LDC Committee. Subject to the terms of the plan, the LDC Committee has the discretion to determine the terms of each award. The LDC Committee may delegate to one or more of our officers the authority to grant awards to participants who are not directors or executive officers, within parameters specified by the LDC Committee.

Permissible Awards

The plan authorizes the grant of awards in any of the following forms:

- Options to purchase shares of common stock, which may be nonqualified stock options or incentive stock options, or ISOs. The exercise price of an option granted under the plan may not be less than the fair market value of the Company's common stock on the date of grant. Stock options granted under the plan will have a term of not more than ten years.

- SARs, which give the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the SAR. The base price of a SAR may not be less than the fair market value of the Company's common stock on the date of grant. SARs granted under the plan will have a term of not more than ten years.

- Restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the LDC Committee, which may include time-based vesting and/or performance-based vesting.

- Restricted stock units, which represent the right to receive shares of common stock (or an equivalent value in cash or other property) in the future, based upon the attainment of stated vesting or performance goals set by the LDC Committee.

- Deferred stock units, which represent the right to receive shares of common stock (or an equivalent value in cash or other property) in the future, which may be with or without any additional vesting or performance restrictions.

- Performance awards, which may be performance shares (denominated in shares of stock) or performance units (denominated in cash) and which, in either case, are contingent upon performance-based vesting conditions.

- Other stock-based awards consistent with the plan in the discretion of the LDC Committee, including awards valued by reference to or related to shares of common stock as well as unrestricted stock grants.

All awards will be evidenced by a written award agreement between the Company and the participant, which will include such provisions as may be specified by the LDC Committee. Dividend equivalent rights, which entitle the participant to payments in cash or shares of common stock calculated by reference to the amount of dividends paid on the shares of stock underlying an award, may be generally granted with respect to awards. However, options and SARs may not provide for dividends or dividend equivalent rights, and no dividends or dividend equivalent rights may be paid currently on unearned performance awards.

Shares Available and Limitations on Awards

When last approved by the shareholders in 2013, there were 255 million shares authorized for grant under the Omnibus Plan, of which approximately 154 million remained available for future grant. As of January 30, 2022, an aggregate of approximately 117 million shares were available for future grant. The amendment and restatement, if approved by the shareholders, would reduce the pool of shares available for future awards under the plan to 80 million shares, plus a number of shares (not to exceed 10 million) underlying awards outstanding as of the effective date of the amendment and restatement, which shares can be returned to the share pool if those awards are subsequently terminated or expire unexercised, or are cancelled, forfeited or lapse for any reason. Subject to the anti-dilution adjustment provisions of the plan, (a) no more than 20 million shares of the total share reserve may be issued upon exercise of ISOs; and (b) the maximum dollar value of awards that may be granted to any non-employee director in any one calendar year is $500,000.

Share Counting

As noted above, the plan uses a fungible share pool under which each stock option and SAR counts against the share reserve on a one-for-one basis, and each full-value award that is settled in stock counts against the plan share reserve as 2.11 shares for each share covered by such award. Shares subject to awards that terminate or expire unexercised, or are cancelled, forfeited or lapse for any reason, including by reason of failure to meet time-based and/or performance-based vesting requirements, and shares underlying awards that are ultimately settled in cash, will become available for future grants of awards under the plan. In addition, to the extent that the full number of shares subject to a full-value award is not issued for any reason, including by reason of failure to achieve performance goals, the unissued shares originally subject to the award will become available for future grants of awards under the plan.

The plan specifies that the following shares of common stock may not again be made available for issuance as awards under the plan: (a) shares of common stock not issued or delivered as a result of the net settlement of an outstanding option or SAR; (b) shares tendered or withheld to pay the exercise price or base price an outstanding option or SAR or in satisfaction of tax withholding obligations; or (c) shares repurchased on the open market with the proceeds of the exercise price of an option.

Repricing Prohibited

Without the prior approval of our shareholders, (a) the option exercise price or the base price of a SAR may not be reduced, directly or indirectly; (b) an option or SAR may not be cancelled in exchange for cash, other awards or options or SARs with an option exercise price or base price that is less than the option exercise price or base price of the original award; and (c) we may not repurchase an option or SAR for value if the current fair market value of the shares underlying the option or SAR is lower than the option exercise price or base price per share of the original award.

Anti-Dilution Adjustments

In the event of an equity restructuring that causes the per share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the plan will be adjusted proportionately, and the LDC Committee must make such adjustments to the plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.

Transferability

Except as provided in the following sentence, no award under the plan may be transferred by a participant other than by will or the laws of descent and distribution. An award agreement (other than for an ISO) may allow limited transfers to certain family members or affiliated entities, other than transfers for value or a transfer to a third-party financial institution.

Change in Control

As noted above, since Fiscal 2013 our standard form of equity grant agreement has contained a double-trigger change in control provision. The amendment and restatement incorporates this provision into the plan for awards issued after the amendment and restatement. With respect to awards that are issued after the amendment and restatement and are assumed by the surviving entity or otherwise equitably converted or substituted, if within 12 months after the effective date of the change in control, a participant's employment is terminated without cause, then:

• All of such participant's outstanding options, SARs and other awards in the nature of rights that may be exercised will become fully exercisable;

• All time-based vesting restrictions on his or her outstanding awards will lapse; and

• The participant would be entitled to a pro rata portion of his or her outstanding performance awards based on actual performance for the portion of the performance period before the change in control, plus a pro rata portion of the target performance shares for the portion of the performance period after the change in control.

A participant would receive similar treatment if a change in control occurred and his or her awards were not assumed or substituted by the surviving entity.

Amendment

The plan may be amended by the Board, but without further approval by our shareholders, no amendment may increase the limitations on the number of shares that may be issued under the plan or the limitation on awards to non-employee directors. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of any securities exchange or other applicable laws, policies or regulations.

Duration of the Plan

The amendment and restatement will become effective on May 19, 2022 if it is approved by our shareholders at the Meeting. The amendment and restatement will terminate on May 19, 2032, the tenth anniversary of the date it is approved by shareholders, and no award will be granted under the plan after that date.

CERTAIN FEDERAL TAX EFFECTS

The following discussion is limited to a summary of the U.S. federal income tax provisions relating to the grant, exercise and vesting of awards under the plan and the subsequent sale of common stock acquired under the plan. The tax consequences of awards may vary depending upon the particular circumstances, and it should be noted that income tax laws and regulations and interpretations thereof change frequently. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local, and foreign tax laws.

Nonqualified Stock Options/SARs

A participant will not recognize income at the time a nonqualified stock option or SAR is granted. Upon exercise, the participant will recognize ordinary income equal to the difference between the option exercise price or base price of the SARs and the fair market value of the shares on the date of exercise. Any appreciation (or depreciation) in the value of the acquired shares after the date of exercise generally will be treated as capital gain (or loss) when the shares are sold.

ISOs

A participant will not recognize taxable income upon the grant or exercise of an ISO. If the shares acquired upon exercise of an ISO are held for the longer of two years after the grant date or one year after exercise (the ISO holding period), then upon the sale of the shares any amount realized in excess of the option exercise price generally will be taxed to the participant as long-term capital gain. If shares acquired upon the exercise of an ISO are disposed of prior to the expiration of the ISO holding period, the participant generally will recognize ordinary income in the year of disposition equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period. While the exercise of an ISO does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

Restricted Stock

The participant will not recognize income at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock).

Stock Units

A participant generally will not recognize taxable income at the time a stock unit award is granted. Upon receipt of shares of common stock (or the equivalent value in cash) in settlement of a stock unit award, a participant will recognize ordinary income equal to the fair market value of the common stock or other property as of that date.

Company Tax Deduction

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or subsidiary for which the participant performs services will generally be entitled to a corresponding federal income tax deduction, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, and is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code. Any excise taxes due in the event of vesting or payment following a change in control will be the responsibility of the affected participant and in no event will the Company provide a gross-up of such excise taxes.

BENEFITS TO NAMED EXECUTIVE OFFICERS AND OTHERS

Awards under the plan are at the discretion of the LDC Committee. Accordingly, future awards under the plan are not determinable.

As of January 30, 2022, approximately 26.8 million shares had been issued under the Omnibus Plan as last approved by shareholders in May 2013 or remained subject to outstanding awards under the Omnibus Plan. The table below shows the number of shares issued under the Omnibus Plan as last approved by shareholders in May 2013, or subject to outstanding awards, to the named executive officers and the other individuals and groups indicated as of January 30, 2022.

Name and Position	Service-Based Full Value Awards[1] Number of Shares (#)	Performance-Based Full Value Awards[2] Number of Shares (#)	Stock Options Number of Shares (#)
Craig A. Menear *Chairman and Chief Executive Officer*	—	345,088	846,695
Richard V. McPhail *Executive Vice President and Chief Financial Officer*	6,230	43,823	100,046
Edward P. Decker *President and Chief Operating Officer*	3,664	110,274	220,962
Ann-Marie Campbell *Executive Vice President – U.S. Stores and International Operations*	8,036	92,750	181,942
Matthew A. Carey *Executive Vice President & Chief Information Officer*	—	130,123	248,934
All Executive Officers as a Group	51,487	1,166,376	2,512,532
All Employees as a Group (including all Officers who are not Executive Officers)	15,367,843	1,747,522	5,740,099
All Non-Employee Directors as a Group	242,066	—	—

[1] Service-based full value awards include: (a) restricted stock awards; (b) restricted stock unit awards and dividend equivalent units on those awards granted to non-U.S. associates; and (c) deferred share awards and dividend equivalent units on those awards granted to non-employee directors.

[2] Performance-based full value awards include: (a) performance-based restricted stock awards and (b) performance share awards and dividend equivalent units granted on those awards. Unvested performance share awards are shown at target.

If this proposal is not approved, the LDC Committee will continue to make grants under the Omnibus Plan until its current expiration date, May 23, 2023.


**WE RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF
THE HOME DEPOT, INC. OMNIBUS STOCK INCENTIVE PLAN,
AS AMENDED AND RESTATED MAY 19, 2022**


SHAREHOLDER PROPOSAL REGARDING SPECIAL SHAREHOLDER MEETINGS (ITEM 5 ON THE PROXY CARD)

Mr. John Chevedden, located at 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of his intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Proposal 5 – Shareholder Right to Call a Special Shareholder Meeting



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

It is important for 10% of our shares to have the right to call for a special shareholder meeting to help make up for our totally useless right to act by written consent. It is worse to have no right at all than to find that the right is technically on the books is totally useless. Southwest Airlines and Target are companies that do not provide for shareholder written consent and yet provide for 10% of shares to call for a special shareholder meeting.

Why would any group of shareholders, who own 25% of our company, find it attractive to do so little as obtain a record date for written consent when the owners of only 15% of our company shares can compel management to hold a special shareholder meeting?

What group of shareholders who own 15% of our company and can already compel management to hold a special shareholder meeting, would then prefer to take their chances to seek out the support of shareholders who own another 10% of our company – to simply get a record date from management?

To initiate written consent at Home Depot, 25% of shares now must petition management for the baby step of obtaining a record date.

Once a record date is obtained then shareholders are on a tight schedule to obtain the consent of 51% of shares outstanding which is equal to 72% of the shares that vote at the annual meeting. It would be hopeless to expect that shares that do not have the time to vote would have the time to go through the special procedural steps to act by written consent.

This turns into a classic Catch-22 dilemma. In order to get a record date, 25% of shares must give their contact information to management. Thus it is easier than shooting fish in a barrel for management, with free access to the corporate war chest and professional proxy solicitors, to pester the 25% of shares to change their mind and revoke their support for acting by written consent.

Thus while the base of 25% of shares are easily venerable to management attack with deep pockets company money, shareholders have the formidable task of doubling their number to 51% of shares (which equals 72% of the shares that vote at the annual meeting) in a limited time period with money out of their own pockets.

We need a right for 10% of shares to call for a special shareholder meeting to help make up for our up for our useless right to act by written consent.

Please vote yes:
Proposal 5 – Shareholder Right to Call a Special Shareholder Meeting

Response to Proposal Regarding Special Shareholder Meetings

<u>The Company recommends that you vote against this shareholder proposal</u>. Our shareholders have had the right to call a special meeting of shareholders since 2009. Until February 2019, the threshold required to call such a meeting was 25% of our outstanding common stock. In February 2019, responding to shareholder feedback, our Board reduced the threshold to 15%. The further reduction to 10% sought by this proposal is not warranted in light of the many shareholder protections that we already have in place.

We believe that a special meeting should only be held to cover special or extraordinary events when fiduciary, strategic, significant transactional or similar considerations dictate that the matter be addressed on an expeditious basis, rather than waiting until the next annual meeting. Organizing and preparing for a special meeting involves significant management commitment of time and focus, and imposes substantial legal, administrative and distribution costs. Our Board believes that setting the threshold too low would carry a risk of meeting requests promoting agenda items relevant to particular constituencies as opposed to shareholders generally, while generating significant cost and management distraction.

Our shareholders have been asked to vote on a proposal lowering the threshold numerous times in recent years, most recently in 2019. Through our ESG engagement program, we discussed the special meeting threshold, and many shareholders with whom we spoke believed that a 10% threshold, as proposed by the proponent, was too low. Our Board considered this feedback, and in February 2019, the Board approved an amendment to our By-Laws reducing the threshold to call a special meeting to at least 15% of our outstanding common stock. The Board continues to believe that a 15% threshold strikes a balance between the risks inherent in setting the threshold too low while at the same time providing an opportunity for shareholders to call a meeting in the appropriate circumstances.

We also believe that our special shareholder meeting right should be viewed in light of our robust corporate governance standards, including other shareholder protections that we have adopted. As noted in the Proxy Statement Summary on <u>page v</u>, we have adopted extensive governance best practices, including majority voting for directors in uncontested elections, annual director elections, a market standard proxy access right, and a written consent right, in addition to our shareholder right to call a special meeting with a 15% threshold. When viewed together with our robust corporate governance practices and the many shareholder protections that we have adopted, we believe that our current 15% special meeting threshold is appropriate, and enhances shareholder rights while still ensuring appropriate support among shareholders is required to call a special meeting.

This shareholder proposal ignores our existing corporate governance standards and would weaken important protections that our right to call a special shareholder meeting provides for our shareholders. Therefore, in the best interests of our shareholders and the Company and in light of the many shareholder protections we already have in place, we recommend that you vote against this shareholder proposal.

**WE RECOMMEND THAT YOU VOTE "AGAINST" THE
ADOPTION OF THIS SHAREHOLDER PROPOSAL.**

Shareholder Proposal Regarding Independent Board Chair (ITEM 6 ON THE PROXY CARD)

National Legal and Policy Center, located at 107 Park Washington Court, Falls Church, Virginia 22046, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require hereafter that the Chair of the Board of Directors be an independent member of the Board, consistent with applicable law and existing contracts. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time.

SUPPORTING STATEMENT:

The Chief Executive Officer of The Home Depot, Inc., is also Board Chairman. We believe these roles – each with separate, different responsibilities that are critical to the health of a successful corporation – are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

- According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."

- A 2014 report from Deloitte (https://bit.ly/3vQGqe1) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."

- Proxy adviser Glass Lewis advised (https://bit.ly/2ZD4I59) in 2016, "an independent chairman…is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exist when a CEO or other executive also serves as chairman."

RESPONSE TO PROPOSAL REGARDING INDEPENDENT BOARD CHAIR

<u>The Company recommends that you vote against this shareholder proposal</u>. Shareholders of the Company rejected similar proposals in 2006, 2007, 2010 and 2015. Our Board believes in the importance of having the flexibility to meet the needs of the Company and its shareholders, depending on the circumstances, rather than being limited to a particular leadership structure. On at least an annual basis, our Board assesses its leadership structure, including the appointment of the Board Chair. Over the past several years, the stability and consistency in the leadership provided by one person serving as Chair and CEO, together with our independent Board committees, our independent Lead Director, and our other robust corporate governance practices, has provided a very effective Board leadership structure for our Company. Since 1998, the Company has had a Lead Director, an independent director elected annually by the independent members of the Board. Gregory D. Brenneman currently serves as our Lead Director, and has served on the Board through multiple business cycles and with a number of different management teams, which provides him with a level of understanding of our business that enhances his independence from management and his ability to provide strong oversight. Our Lead Director and other independent directors, together with our independent Board committees, have provided strong independent oversight of management. At the same time, in his role as Chairman and CEO, Mr. Menear served as a conduit between the Board and the operating organization to promote communication and provide consistent leadership on the Company's key strategic objectives. Our performance over this period has shown the effectiveness of this leadership structure.

Our Board recognizes that circumstances may change such that a different structure may be warranted to support the Company's needs. Twice in the past decade, the Board has recognized the importance of the departing CEO remaining as the Chair of the Board for a period of time to assist with a smooth succession process and leadership transition for the incoming CEO. During Fiscal 2014, our former CEO, Frank Blake, served as executive Chair for three months following Mr. Menear's appointment as CEO. Upon Mr. Blake's retirement in early 2015, the independent Board members assessed the circumstances faced by the Company as well as the leadership alternatives, and determined that it was in the Company's best interest to return to a combined Chair and CEO. Under Mr. Menear's leadership, the Company managed a transformational investment journey to enhance our interconnected customer experience, navigated unprecedented challenges including the COVID-19 pandemic, and consistently delivered shareholder value. In January 2022, when Mr. Menear announced that he would be stepping down from the role of CEO, the independent members of our Board again determined that it was in the best interest of the Company for Mr. Menear to remain on the Board as Chair following Mr. Decker's appointment as CEO to support the leadership transition. When Mr. Menear decides to retire, the independent members of the Board will again assess the leadership structure and determine what best supports the Company.

We believe that our Board is best situated to determine which director should serve as Chair. Our independent directors have determined that having a separate CEO and Chair supports a smooth management transition and ensures strong strategic leadership at this time. Alternatively, having a combined Chair and CEO, an independent Lead Director, and Board committees composed entirely of independent directors has provided a successful Board leadership structure for the Company in the past. We believe that the Board should retain the flexibility to decide the most effective leadership structure given the needs of the Company and its shareholders at any given time.

**WE RECOMMEND THAT YOU VOTE "AGAINST" THE
ADOPTION OF THIS SHAREHOLDER PROPOSAL.**

SHAREHOLDER PROPOSAL REGARDING POLITICAL CONTRIBUTIONS CONGRUENCY ANALYSIS (ITEM 7 ON THE PROXY CARD)

Tara Health Foundation, located at 47 Kearney Street, San Francisco, California 94108, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting as lead proponent along with other co-proponents. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

POLITICAL SPENDING MISALIGNMENT

Whereas:

The Home Depot's Nominating and Corporate Governance Committee annually reviews The Home Depot's political contributions. The Home Depot has stated, "In an effort to ensure that the federal, state and local governments of those countries in which we conduct business act responsibly and in the best interest of our customers and associates, Home Depot actively participates, and encourages its associates to participate, in the political process."

Home Depot sponsors a political action committee (PAC) which "supports public officials and candidates who understand the issues affecting Home Depot and promote a favorable business climate for the Company."

However, The Home Depot's politically focused expenditures appear to be misaligned with its public statements of its views and operational practices. For example, The Home Depot has committed to achieving a 50% reduction in carbon emissions by 2035 yet is a member of the U.S. Chamber of Commerce, which has long and consistently lobbied to roll back specific US climate regulations and promoted regulatory frameworks that would significantly slow a transition away from a GHG emission-intense energy mix.

In addition, The Home Depot has evidenced a strong commitment to gender diversity through its support of a women's employee resource group, a "Women in Leadership" curriculum, and other actions, including the provision of strong reproductive health and maternity benefits. Yet based on public data, the proponent estimates that in the 2016-2020 election cycles, The Home Depot and its employee PAC made political donations nearing $7.5 million to politicians and political organizations working to weaken access to abortion.

Corporate political spending that conflicts with companies' priorities is gaining attention in the media, with coverage by prominent media outlets such as Bloomberg, Washington Post, Wall Street Journal, New York Times, Atlanta's WSB-TV and the Guardian in 2020 alone. Some of this coverage has focused on or included mention of The Home Depot.

Proponents believe The Home Depot should establish policies and reporting systems that minimize risk to the firm's reputation and brand by addressing possible missteps in corporate electioneering and political spending that contrast with its stated diversity and environmental policies.

Resolved:

Shareholders request that The Home Depot publish, at least annually, a report, at reasonable expense, analyzing the congruence of political and electioneering expenditures during the preceding year against publicly stated company values and policies and disclosing or summarizing any actions taken regarding pausing or terminating support for organizations or politicians, and the types of incongruent policy advocacy triggering those decisions.

Supporting Statement:

Proponents recommend that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with company values. "Expenditures for electioneering communications" means spending, from the corporate treasury and from the PAC, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

RESPONSE TO PROPOSAL REGARDING POLITICAL CONTRIBUTIONS CONGRUENCY ANALYSIS

The Board recommends that you vote against this shareholder proposal. As the world's largest home improvement retailer, we recognize that laws at the federal, state and local level impact our business, and we believe that it is important for us to participate in the political process in a bipartisan manner to support policies that further our business interests and create shareholder value. We believe that this proposal is aimed not at more transparency, but instead at diverting the Company's focus from core business priorities to issues on which we do not have expertise and that are not central to our business, with the practical impact, whether intended or not, of limiting our bipartisan participation. We are committed to complying with all laws governing our participation in the political process and conducting our activities in a transparent manner. As part of our ESG engagement process, we have also sought out input from our shareholders on our disclosures, and made several changes in recent years to enhance our transparency and disclosure. We believe that our current practices and continued enhancements, as described below, provide transparency and accountability with respect to our political spending and the governance and oversight of that spending.

We maintain a Political Activity and Government Relations Policy (the "Policy"), available on our Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Overview," that sets forth the standards for participation in the political process by the Company and its associates. The Policy, which we have updated in the past year, contains a link to an advocacy and political activity report, which is also available on our ESG Investor page of our website at https://ir.homedepot.com/esg-investors. The report includes a list of the Company's political contributions for the past fiscal year. The report also provides the aggregate dues paid by the Company in the last fiscal year to trade associations that engage in lobbying activities and to issue coalitions, including the total amount spent on those activities, and a list of any of these organizations to which the Company made payments of $5,000 or more in the prior calendar year. Starting in Fiscal 2021, we also made three prior years of our reports on corporate political contributions and trade association payments available on our website to provide historical context. In addition, information about the employee-funded political action committee sponsored by the Company (the "PAC") is available through the Federal Election Commission's website at http://www.fec.gov. Collectively, we believe this information provides transparency about the Company's political contributions and trade association activities.

The Policy also provides a review process for the Company's political expenditures, addressing both corporate political contributions and electioneering activity. As part of that process, the NCG Committee conducts an annual review of the Company's political contributions and payments to trade associations that engage in lobbying activities. In 2020, we updated the NCG Committee charter to more specifically discuss the NCG Committee's oversight of political activity, including a requirement that the NCG Committee conduct an annual review of the Policy. With respect to electioneering, the Policy provides that the NCG Committee must approve in advance any public advertisement directly or indirectly paid for by the Company that expressly advocates the election or defeat of a candidate in which the Company is identified specifically as an advocate of such election or defeat. To date, the Company has not made any expenditure for such electioneering communications, and has no present plans to make any such expenditures.

In addition, in response to feedback received from our shareholders, we have added more detailed discussion of our government relations and political activity in our annual ESG Report (available on our website at https://corporate.homedepot.com/responsibility). This enhanced disclosure specifically addresses oversight of our political activity, our top priorities in determining where to focus our advocacy, and how the PAC functions and assesses potential recipients of PAC contributions.

As discussed in our ESG Report, our Government Relations Department, led by a vice president who reports to our General Counsel, manages our political activity. The Government Relations team carefully analyzes our engagement activities, trade association partnerships, and political contributions, guided by our top priorities and our eight core values. As noted in our ESG Report and the Policy, our political donations are made to promote the interests of the Company, not based on the private political preferences of our executives or directors.

Our ESG Report also discusses the PAC, whose finances, governance and communications are governed by a PAC Board. The PAC Board is chaired by our vice president of Government Relations and is composed of leaders who represent each functional area of the business and each field division to ensure a wide range of experiences and perspectives. Our PAC supports candidates on both sides of the aisle who champion pro-business, pro-retail positions that stimulate economic growth. The PAC Board also re-evaluates support on an ongoing basis to ensure alignment with our values. For example, after the events of January 6, 2021 in Washington, D.C., the PAC Board paused contributions to the members of Congress who objected to the electoral college results and undertook a case-by-case evaluation of alignment with our giving criteria before considering whether to make future contributions. The NCG Committee has received updates on the results of that assessment and remains engaged with our Government Relations Department on ensuring the appropriate alignment of our political activity with our core values and strategic priorities.

We also encourage our associates to get involved in the political process and make their individual voices heard. We help our associates engage in democracy through company-wide get-out-the-vote campaigns that encourage associates to register to vote. We also maintain an internal website to provide our associates with resources on voter registration, polling locations and candidate information to make it easier for them to engage in our democratic process.

We believe that participating in the political process in a bipartisan and transparent manner, together with our encouragement of our associates to participate in the political process to address their own diverse interests and priorities, both enhances shareholder value and promotes good corporate citizenship. We also believe that the reporting requested by the proposal will divert us from our focus on core business priorities and impede our ability to participate in a bipartisan manner.

**WE RECOMMEND THAT YOU VOTE "AGAINST" THE
ADOPTION OF THIS SHAREHOLDER PROPOSAL.**

SHAREHOLDER PROPOSAL REGARDING GENDER AND RACIAL EQUITY ON THE BOARD OF DIRECTORS (ITEM 8 ON THE PROXY CARD)

NorthStar Asset Management, Inc. Funded Pension Plan located at P.O. Box 301840, Boston, MA 02130, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Achieving Gender and Racial Equity on the Board of Directors

WHEREAS:

In the U.S., the lack of diversity on corporate boards of directors has become a significant concern for investors and companies. Though a focus on racial equity was fueled by country-wide racial justice protests in 2020, progress on boardroom diversity for both racial/ethnic and gender diversity remain slow;

The Proponent engaged The Home Depot ("the Company") on board diversity concerns and the potential negative effect on long-term share value in 2015. We were pleased when that engagement resulted in an agreement with the Company to enhance its Policy on the Consideration and Evaluation of Board Candidates to encourage greater diversity. While this is an important step forward, the Company acknowledges that, 6 years later, only 25% of the board self-identifies as diverse by race or ethnicity and only 25% identify as gender diverse. To the Proponent's knowledge, the Company has not set in place concrete plans to achieve greater board diversity;

These figures stand in contrast to the Company's stated workforce diversity of almost 50% diverse and 38% female employees, or The Home Depot's customer base which studies report is 45-50% women;

Research has shown that diverse teams are beneficial in many ways, including a higher likelihood to "radically innovate and anticipate shifts in consumer needs and consumption patterns—helping their companies to gain a competitive edge"[1] and likeliness to outperform industry peers on profitability over time. Importantly, it has also been found that the level of diversity matters, with a 48% performance differential between most and least diverse companies[2];

The Proponent believes that committing to concrete, actionable steps to further diversify the board of directors would serve the long-term value of shareholders and the company.

RESOLVED: Shareholders request that the Board of Directors report to shareholders within six months after the Company's annual meeting, at reasonable expense excluding confidential information, with action steps to foster greater racial and gender equity on the board.

SUPPORTING STATEMENT:

The Proponent suggests that among the strategies the Company could explore include, at board and management discretion, are: engaging a search firm for each board search, setting board diversity goals and timelines, requiring at least two candidates of color and two gender diverse candidates in each candidate pool, examining the potential limits to increases in diversity from using current board member networks for recruitment, and other strategies that balance candidate qualifications and diversity. In defining "racial equity" and "gender equity," the Proponent suggests the Company use comparative statistics on either the general U.S. population diversity, company workforce diversity, or, particularly for racial diversity, other logical comparison such as the Company's headquartering city, Atlanta, GA.

---

[1] McKinsey & Company, *Women in the Workplace* 2019

[2] McKinsey & Company, *Diversity Wins* 2020

RESPONSE TO PROPOSAL REGARDING GENDER AND RACIAL EQUITY ON THE BOARD OF DIRECTORS

<u>The Board recommends that you vote against this shareholder proposal</u>. The Home Depot believes that a diverse Board is critical to its success and its ability to serve its shareholders, customers and associates. We agree with the proponents that our Board should have an appropriate mix of experience and perspectives. Our focus on creating a culture that supports our core value of respect for all people starts with our Board. Furthermore, in the rapidly evolving retail market, we believe that Board refreshment is essential as the Company's business strategy continues to evolve with the competitive landscape. We routinely assess the composition of the Board and look for directors who understand the value of diversity, focus on doing the right thing, and demonstrate a servant-leader mindset. In the past five years, we have added four new independent directors, all of whom are female and/or members of a historically under-represented racial or ethnic group.

Since 2015, our Policy on the Consideration and Evaluation of Candidates for Membership on the Board of Directors has required that the NCG Committee consider a diverse slate of candidates for each position that becomes available on the Board, including specifically diversity of gender and race/ethnicity. Since 2013, The Home Depot has added eleven directors to its Board, seven of whom have been women, members of a historically under-represented racial or ethnic group, or both. Seventy-eight percent of the independent directors added in that time period have added to the gender or racial/ethnic diversity of our Board. Of the current 14 members of the Board, six (43%) enhance the gender or racial/ethnic diversity of the Board. Of the 12 independent directors, 33% are women and 33% are members of historically under-represented racial or ethnic groups. These new directors have also reflected a diversity of expertise and skills that have helped our Board meet the challenges of our rapidly changing retail environment while supporting our strategic initiatives.

For the past two years, the Board has been engaged in a search for additional director candidates, and our NCG Committee has looked for candidates who would bring diversity of gender, race and ethnicity to the Board, as well as the skills to help guide our continuing efforts to enhance our customer experience. As discussed in this Proxy Statement under "Board Refreshment and Diversity" on <u>page 14</u>, to better support this search and the Board's efforts to maintain and enhance its diversity, the NCG Committee has engaged a search firm with a specific focus on and expertise in identifying and recruiting diverse talent, actively engaged our directors to identify diverse candidates known to them who should be considered as candidates for our Board, and required that search firms present diverse slates for consideration. In addition, our Board has previously participated in unconscious bias training and intends to continue to do so.

Although the Board has not set defined targets as a floor or ceiling for its efforts to add diverse candidates to the Board, its success in appointing diverse directors over the last decade reflects its prioritization of these efforts. This year alone, we appointed two new independent directors, Paula Santilli and Caryn Seidman-Becker. With the addition of Ms. Santilli and Ms. Seidman-Becker, our Board is 29% female and 29% of our directors identify as being part of a historically under-represented racial or ethnic group. We believe that their substantive expertise, as well as their business and personal experience as women serving as executives of companies in complex businesses focused on customer experience, will help us grow our business, support our associates and communities, and create value for our shareholders.

We are pleased with our ongoing assessment of our Board composition and the success of our efforts to grow our Board's collective skills and diversity. Going forward, per its usual practice, our Board and NCG Committee plan to continue to routinely assess our Board composition and our needs for diverse experiences and expertise to support our Company.

**WE RECOMMEND THAT YOU
VOTE "AGAINST" THE ADOPTION OF
THIS SHAREHOLDER PROPOSAL.**

SHAREHOLDER PROPOSAL REGARDING REPORT ON DEFORESTATION (ITEM 9 ON THE PROXY CARD)

Green Century Capital Management, Inc., located at 114 State Street, Suite 200, Boston, MA 02109, is the beneficial owner of at least $25,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

Whereas: The Home Depot is the world's largest home improvement retailer and a major purchaser of wood products. Wood products are among the leading drivers of deforestation and forest degradation, which are responsible for approximately 12.5 percent of global greenhouse gas emissions and contribute to biodiversity loss. Companies that do not adequately mitigate deforestation and forest degradation in their supply chains are vulnerable to material climate and reputational risks.

Approximately 86 percent of Home Depot's wood comes from North America, including from Canada's boreal forest. Boreal forests stabilize the climate and harbor biodiversity, holding approximately 44 percent of all terrestrial carbon. Canada's boreal, which constitutes 25 percent of the world's remaining intact forest and stores twice as much carbon per hectare as tropical forests, experiences the third highest rate of intact forest loss globally, releasing tens of millions of metric tons of carbon annually. Demand for wood products is a primary driver of Canadian forest clearance.

Home Depot's forest policies do not meaningfully address impacts on primary forests. Home Depot does not report to CDP Forests or comprehensively disclose the sourcing geographies and certifications of its wood products. Further, Home Depot has not committed to ensuring that its purchased wood is free of deforestation and forest degradation. The company also lacks comprehensive commitments to achieving third-party certification for purchased wood products, requiring certification only for wood products from a small subset of the regions at highest risk for deforestation.

These policies position Home Depot behind peers like Lowe's, which has reported to CDP Forests since 2017. Lowe's has committed to achieving 100 percent certification or controlled sourcing of wood products by 2025, and committed to achieving Forest Stewardship Council certification for wood products sourced from a more extensive list of regions at risk. Further, Lowe's has committed to sourcing wood that "does not come from deforestation or other ecosystem conversion."

In its 2020 10-K, Home Depot acknowledges reputational damage could materially impact company finances, and notes that the company's position on environmental issues "could harm our reputation." Failure to adopt and implement policies that mitigate these exposures may subject the company to significant systemic and company-specific risks.

Resolved: Shareholders request Home Depot issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate deforestation and the degradation of primary forests in its supply chains.

Supporting Statement: Proponents defer to management's discretion but suggest that indicators meaningful to shareholders may include assessment of:

- Whether the company has adopted a no-deforestation and no-degradation policy for all relevant commodities, such as avoiding all primary forests and regions at high risk for deforestation and degradation; and

- Disclosure of comprehensive forest footprint and progress toward more ambitious efforts, such as quantitative progress reports, time-bound action plans, due diligence activities, and non-compliance protocols.

RESPONSE TO PROPOSAL REGARDING REPORT ON DEFORESTATION

<u>The Board recommends that you vote against this shareholder proposal</u>. The Company shares the proponents' concerns regarding the protection of forests at high risk for deforestation and degradation, and the impacts that our forests have on the climate. As the world's largest home improvement retailer, we have the ability to support change by working with our suppliers, and we have taken action for more than two decades to drive sustainable forestry practices in our organization and our industry overall.

To help protect endangered forests, The Home Depot first issued its Wood Purchasing Policy in 1999. Since then, we have continued to update this policy, and have worked to lead our suppliers to understanding and practicing sustainable forestry throughout the world. Our Wood Purchasing Policy, available at https://ir.homedepot.com under "ESG Investors", outlines our commitment to:

- Give preference to the purchase of wood and wood products originating from certified, well-managed forests wherever feasible.
- Eliminate the purchase of wood and wood products from forest regions identified as endangered.
- Practice and promote the efficient and responsible use of wood and wood products.
- Promote and support the development and use of alternative environmental products.
- Not accept wood products from the Amazon or Congo Basin areas, Papua New Guinea or the Solomon Islands, unless they are Forest Stewardship Council (FSC)-certified.
- Require that our vendors and their suppliers of wood and wood products maintain compliance with laws and regulations pertaining to their operations and the products they manufacture.

We strive to better understand the social and economic effects that wood purchases have around the world, especially in regions with endangered forests. We have engaged with numerous stakeholders over the years to help us understand the world's forestry issues, including Yale Forest Forum, Southern Forest Carbon Project, the FSC controlled wood working group, and environmental non-governmental organizations such as Greenpeace, the Natural Resources Defense Council, Rainforest Action Network, The Nature Conservancy, the World Wildlife Fund and others.

While we do not require FSC certification for wood and wood products from all regions, we have given preferential treatment to FSC-certified products since 1999, and have worked closely with manufacturers to develop a supply chain that enables consumers to buy FSC-certified wood products. More detail about our goal to create transparency in how global forest resources are used in our products is available in our Wood Purchasing Policy, as well as in our 2021 ESG Report.

At the Home Depot, we know that responsible forest management is essential to the health of our ecosystems, as well as for ensuring timber and forests remain available for future generations. The creation of a standalone report on these topics would not further the goal of protecting endangered forests from degradation, but would only create an additional administrative burden which would be better devoted to operational initiatives in this area. We believe that our Wood Purchasing Policy and our current disclosures appropriately detail our efforts to monitor and manage our impacts on our forests, and our efforts and goals will continue to help us address deforestation-related risks in our supply chain.

**WE RECOMMEND THAT YOU
VOTE "AGAINST" THE ADOPTION OF
THIS SHAREHOLDER PROPOSAL.**

SHAREHOLDER PROPOSAL REGARDING RACIAL EQUITY AUDIT

(ITEM 10 ON THE PROXY CARD)

The Service Employees International Union Master Trust, located at 1800 Massachusetts Ave NW, Suite 301, Washington, DC 20036-1202, is the beneficial owner of more than $2,000 in shares of the Company's common stock and has notified the Company of its intention to present the following proposal at the Meeting. The Company is not responsible for the accuracy or content of the proposal, which is presented as received from the proponent in accordance with SEC rules.

RESOLVED that shareholders of The Home Depot, Inc. ("Home Depot") urge the Board of Directors to oversee an independent racial equity audit analyzing Home Depot's adverse impacts on nonwhite stakeholders and communities of color. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, as well as information regarding current litigation and claims of which Home Depot has notice, should be publicly disclosed on Home Depot's website.

SUPPORTING STATEMENT

High-profile police killings of black people have galvanized the movement for racial justice. That movement, together with the disproportionate impacts of the COVID-19 pandemic, have focused the attention of the media, the public and policy makers on systemic racism, racialized violence and inequities in employment, health care, and the criminal justice system.

In June 2020, Home Depot CEO Craig Menear stated: "We are all confronting deep pain and anguish over the senseless killing of George Floyd, Ahmaud Arbery and other unarmed Black men and women in our country. We cannot ignore that their deaths are part of a pattern of racism and reflect the harsh reality that as a nation we are much too far from fulfilling the promise of equal justice for all."[1]

In a widely-publicized 2021 incident, a Minneapolis Home Depot store suspended an employee who refused to remove a Black Lives Matter ("BLM") logo from his apron, then told him to stop wearing the logo or quit, which he did. A National Labor Relations Board complaint alleged that the company enforced its dress code "selectively and disparately" against workers engaged in "protected concerted activity," including discussing racial discrimination and harassment, and that it constructively discharged the employee who wore the BLM logo.[2]

Home Depot has donated to police foundations in Detroit and Atlanta, where a Home Depot vice president sits on the board of trustees.[3] The Atlanta Police Foundation has funded a network of 11,000 surveillance cameras, making Atlanta the most surveilled city in the United States; surveillance technology has been used to target communities of color and nonviolent protestors. In June 2020, the Foundation also gave each Atlanta police officer a $500 bonus for walking off the job to protest charges filed against officers for the murder of a Black man.[4]

During the 2019-2020 election cycle, Home Depot's political action committee ("PAC") gave $465,000 to 63 Republican Congress members who objected to the 2020 election results, an action some viewed as "a direct attack on the voting rights of people of color."[5] Although Home Depot has paused such contributions, PACs affiliated with trade associations of which it is a member have continued to donate.[6]

Finally, an independent audit would provide objectivity, assurance and specialized expertise beyond what would be possible with an internal analysis.

_____

[1] https://corporate.homedepot.com/newsroom/message-craig-menear-%E2%80%93-racial-equality-justice-all

[2] https://foiaonline.gov/foiaonline/action/public/submissionDetails?trackingNumber=NLRB-2021-001254&type=request

[3] https://atlantapolicefoundation.org/about-us/board-members/

[4] https://policefoundations.org/wp-content/uploads/2021/10/Police-Report-2021_10_05_FINALV3.pdf

[5] See https://www.nytimes.com/2021/01/15/us/politics/lankford-apology-election-biden.html; https://www.marketwatch.com/story/business-leaders-call-for-action-on-trump-after-mob-siege-at-capitol-11609976655

[6] https://www.fec.gov/data/receipts/?committee_id=C00420935&two_year_transaction_period=2022&line_number=F3-12&data_type=processed; https://www.fec.gov/data/receipts/?committee_id=C00458679&committee_id=C00447748&two_year_transaction_period=2022&line_number=F3-11C&data_type=processed; https://nrf.com/tag/home-depot; https://ir.homedepot.com/~/media/Files/H/HomeDepot-IR/documents/ESG%20Page/2018-2020%20Trade%20Association%20Membership%20Report.pdf

RESPONSE TO PROPOSAL REGARDING RACIAL EQUITY AUDIT

The Board recommends that you vote against this shareholder proposal. At The Home Depot, we strive to create an environment centered on our core value of respect for all people, with a commitment to diversity, equity and inclusion for our associates, customers and the communities we serve. In Fiscal 2020, we pledged to intensify our efforts as a company to make a meaningful, sustainable difference on this goal. We have long had a formal diversity and inclusion program, but in Fiscal 2020 we expanded our scope and renamed the program to fit its enhanced mission: Diversity, Equity and Inclusion (DEI). Adding equity to our focus reflects our desire to promote fairness, remove bias, and ensure all of our associates have access to the resources they need to succeed at work. At the same time, we elevated the leadership of our DEI team, appointing an officer-level Chief Diversity Officer. In alignment with our values, the scope of our DEI program is broader than race, encompassing the broad range of differences that create diversity, including race/ethnicity, gender, sexual orientation, disabilities, and others.

Our Internal Framework for Addressing Racial Inequity and Discrimination
As part of the evolution and enhancement of our DEI program, we undertook an assessment to determine the areas where our Company could have the greatest influence and impact as an organization. This assessment led us to establish three key areas of focus where we can drive change and make a bigger impact: Associates, Community and Suppliers.

For our associates, we are working to increase diverse representation throughout our organization, create an environment where every associate feels included and valued, and promote equal opportunity in recruitment, hiring, training, development and advancement. We have taken a number of steps to promote our diversity, equity and inclusion initiatives for our associates within our strategic framework, including the following:

- Our internal communication strategy includes DEI messaging focused on increasing cultural awareness and reiterating the importance of diversity, equity and inclusion as core values. This includes focused communications in our stores and featured articles on the newsroom on our corporate website showcasing associate accomplishments and opportunities for growth and development.

- We launched a series of Caring Conversations and C.A.R.E. (Champion Awareness, Respect and Equity) Talks by bringing in subject matter experts to speak to the Company about topics that Champion Awareness, Respect and Equity. Speakers have included the National Center for Civil and Human Rights, National Urban League, Community Organized Relief Effort (CORE), Ken's Krew, Out of Hand Theatre, and Women Who Code, with several of whom The Home Depot enjoys strategic partnerships.

- We engage our associates through our seven Associate Resource Groups (or ARGs), which are committed to supporting the Company's business objectives and driving associate engagement through celebration, education, development, and community outreach. In 2020 and 2021, our African American Pulse, Inspira, Limitless, Military Appreciation, PanAsian Waves, THD Pride and Women's Link ARGs hosted more than 120 virtual events, making sure that the COVID-19 pandemic did not slow down our efforts to celebrate and highlight our multicultural workforce.

- In addition to DEI training for all leaders, we develop our leaders' capabilities through our Leaders Inclusion Network, a program to promote inclusion and empower leaders to champion diverse talent. We also provide annual unconscious bias training for all associates.

- Our DEI team partners with our HR department and functional leaders to continuously foster and improve equity and inclusiveness within training programs, benefits, succession planning, and other operations and processes.

- We are establishing internal Diversity Business Councils across our business units to drive diversity efforts that are unique to the needs of each business function, including technology, supply chain, store operations, finance, and more.

- Our regular associate surveys provide insight on our associates' assessment of our workplace, including our DEI practices, and their feedback is used to improve associate experiences.

- In 2021, for the third year in a row, we were recognized by Forbes as among the World's Best Employers, in part a tribute to our support of diversity, equity and inclusion.

As one associate commented, "I feel extremely supported in my work and I'm fortunate to have amazing leaders that empower me to bring my true self to work. You don't have to be anyone other than who you are at The Home Depot." This comment reflects the culture we seek to continue to build for all Home Depot associates.

Our Engagement with Impacted Communities and Stakeholders and External Outreach
In our communities, our efforts are focused on striving to close the wealth gap and advancing education for all. As part of these efforts, we have partnered with local and national organizations that support a broad range of our diversity efforts, such as Catalyst, the National Association for the Advancement of Colored People (NAACP), the Lawyers' Committee for Civil Rights Under Law, Human Rights Campaign, the National Center for Civil and Human Rights, National Urban League, Hispanic Association on Corporate Responsibility and the National Association of Chinese Americans. We also committed $10 million to venture capital funds that promote diversity, technology and entrepreneurship, including Base10 Partners, L'Attitude Ventures, and Plexo Capital. Since 2017, we have committed more than $45 million to organizations working to improve social equity.

As an Atlanta-based company, we have long had the privilege of being part of efforts to preserve and promote the legacy of Dr. Martin Luther King, Jr. We have a longstanding partnership with The King Center in Atlanta, and The Home Depot Foundation has announced a $1 million grant to the National Center for Civil and Human Rights. This investment will support the museum's expansion and increased community education and training programs, and helps house Dr. King's papers. Also in our hometown of Atlanta, we have partnered with the Westside Future Fund (WFF), an organization focused on the equitable and sustainable revitalization of some of Atlanta's most underserved west side neighborhoods. We are supporting WFF's mission across its four impact strategy areas, by committing $25 million to support affordable housing and mixed-income communities, as well as support from The Home Depot Foundation in the form of community giving and operating funds. We have also partnered with local organizations to provide trades training for Westside residents, building on the trades training programs we discuss in our 2021 ESG Report, and grants for outdoor spaces to support community health and wellness.

As part of our focus on advancing education, our Retool Your School campus improvement grant program supports historically black colleges and universities (HBCUs), funding more than 100 projects since it launched in 2009. We are also working to advance education through our partnership with 3DE, a unique instructional model that transforms high school education to be more relevant and experiential, while accelerating the drivers for student success through the lens of equity and economic opportunity. A grant from The Home Depot Foundation is currently supporting programming and expansion of the 3DE model in Atlanta, Baltimore/Washington, D.C., and Los Angeles.

Finally, we have a supplier diversity program dedicated to increasing spend with diverse suppliers, as well as providing development and mentoring to assist with business growth and partnering with organizations that provide certifications, education and opportunities for networking and capital. In addition to our program for direct, or Tier 1, suppliers, we have launched a Tier 2 supplier diversity program which aims to drive more spending by our Tier 1 suppliers with diverse businesses. With these supplier diversity programs, we are working to support diverse suppliers both directly with spending and mentoring opportunities, and by encouraging our partners to do the same. In building these programs, we leverage partnerships with organizations such as the National Minority Supplier Development Council, U.S. Black Chambers, National LGBT Chamber of Commerce, United States Hispanic Chamber of Commerce, Disability:IN, National Center for American Indian Enterprise Development, Women's Business Enterprise National Council, Pan-Asian Chamber of Commerce, Georgia Minority Supplier Diversity Council and Georgia Hispanic Chamber of Commerce.

Sharing Our Commitment to Racial Justice Externally
As the proponent notes, we have publicly asserted our commitment to racial justice. In June 2020, our then CEO Craig Menear stated: "We are all confronting deep pain and anguish over the senseless killing of George Floyd, Ahmaud Arbery and other unarmed Black men and women in our country. We cannot ignore that their deaths are part of a pattern of racism and reflect the harsh reality that as a nation we are much too far from

fulfilling the promise of equal justice for all." We take a comprehensive approach to promoting and celebrating diversity, equity and inclusion. Our 2021 ESG report, available at https://ir.homedepot.com/esg-investors, provides greater detail on our DEI efforts and related goals and reinforces our public commitment to the promotion of equal justice for all. It also includes disclosure regarding the diversity of our workforce, including as measured by our consolidated EEO-1 report, and of our Board.

Committed Oversight by Our Board of Directors

Our LDC Committee, which oversees our DEI efforts, is committed to promoting diversity throughout the Company, with our suppliers, and in the communities we serve. In Fiscal 2020, the LDC Committee transitioned from reviewing our DEI strategy and initiatives on an annual basis to discussing these topics at each quarterly meeting to drive accountability and dialogue on this important work.

We believe a focus on diversity, equity and inclusion is embedded in our culture and our core value of respect for all people. We routinely assess our culture and values through associate surveys to make sure our associates feel supported, and those efforts support and inform our DEI program. The Board and its committees provide oversight and guidance and drive accountability to support the continued focus on and importance of diversity, equity and inclusion. We believe that our continued assessment of the areas where we can make the biggest difference — our associates, community, and suppliers — better supports our efforts at advancing diversity, equity and inclusion than a more narrowly focused racial equity audit, and we will continue to work within that strategic framework to support our associates and stand behind our core value of respect for all people.

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EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section of the Proxy Statement provides our discussion and analysis of the Company's Fiscal 2021 executive compensation program, focusing on the compensation of our named executive officers, or "NEOs." Our NEOs for Fiscal 2021 were:

- Craig A. Menear, who served as our Chair and CEO throughout Fiscal 2021 before stepping down from the CEO role effective March 1, 2022 and remaining as our Chair;
- Richard V. McPhail, Executive Vice President and CFO;
- Edward P. Decker, who served as President and COO throughout Fiscal 2021 before becoming our CEO and President on March 1, 2022;
- Ann-Marie Campbell, Executive Vice President – U.S. Stores and International Operations; and
- Matthew A. Carey, Executive Vice President and Chief Information Officer.

The Compensation Discussion and Analysis is organized as follows:

EXECUTIVE SUMMARY

Fiscal 2021 Company Business Objectives and Performance

Fiscal 2021 was a challenging year, as we continued to navigate the COVID-19 pandemic as well as a complex business and supply chain environment, tight labor market conditions, and growing inflationary pressures. We started Fiscal 2021 with continued uncertainty regarding the ongoing impact of the pandemic and related recovery, not knowing if consumer spending would begin to revert back to more traditional spending patterns away from the heightened level of home improvement demand experienced in Fiscal 2020.

As the year progressed, however, our performance remained positive, reflecting stronger demand from our professional customers, who had faced a number of challenges in Fiscal 2020 due to the pandemic; continued strength of our DIY customers, albeit at a more moderate level than the prior year; and the benefits of our strategic investments aimed at providing our customers with a frictionless interconnected shopping experience across our stores, online, on the job site, and in their homes. These investments enabled agility that positioned us well to serve our customers, regardless of the external environment, and were particularly beneficial as we dealt with the significant supply chain disruption that continued through Fiscal 2021. Highlights of our 2021 performance include the following:

- Increased net sales by 14.4% to $151.2 billion.
- Increased operating income by 26.1% to $23.0 billion.
- Increased net earnings by 27.7% to $16.4 billion and diluted earnings per share by 30.1% to $15.53.
- Generated $16.6 billion in operating cash flow.
- Generated ROIC of 44.7%, compared to 40.8% in Fiscal 2020.

As a result of our significant cash flow from operations and disciplined capital allocation, we were also able to return value to our shareholders during Fiscal 2021 through $7.0 billion in dividends and $15.0 billion in share repurchases. Our stock price increased 35% from the beginning of Fiscal 2021, and our one-, three- and five-year total shareholder return, or TSR, was 38.2%, 113.5% and 197.6%, respectively.

At the same time, we continued to operate by aligning our decisions and actions with some of our most important values — doing the right thing and taking care of our people — maintaining our focus on the safety and well-being of our associates and customers and providing our customers and communities with the products and services that they need. In addition to our existing sick leave policy for both full- and part-time associates, we continued to provide up to two weeks of paid sick leave for associates with COVID-19. In addition, in late Fiscal 2020, we transitioned temporary COVID-related benefits to permanent compensation enhancements for our frontline, hourly associates, and throughout Fiscal 2021, we have continued to assess our compensation program and make additional enhancements to maintain the competitiveness of our associate compensation. Our associates also earned $739 million of Success Sharing bonus payments in Fiscal 2021 as a result of outstanding performance in the challenging environment, as discussed under "CEO Pay Ratio" on page 78.

Compensation Philosophy and Objectives: Pay for Performance

We designed our compensation program for associates at all levels with the intent to align pay with performance. By doing so, we seek to motivate associate performance and enhance morale, which drives a superior customer experience. We believe this alignment encourages achievement of our strategic goals and creation of long-term shareholder value.

The principal elements of our compensation program for executive officers are base salary, annual cash incentives and long-term equity incentives. We use a number of the financial metrics highlighted above, which drive shareholder value, as the key performance metrics in our compensation programs. This congruency aligns both pay with performance and executive interests with shareholder interests. The following Executive Compensation Report Card highlights the alignment between pay and performance for each of these elements of our compensation program for Fiscal 2021.

FISCAL 2021 EXECUTIVE COMPENSATION REPORT CARD:
THE HOME DEPOT PAYS FOR PERFORMANCE

Approximately 88.4% of our CEO's target compensation for Fiscal 2021 (approximately 81.6% on average for our other NEOs) was at risk and contingent upon the achievement of corporate performance objectives and/or share price performance. The components of total target compensation for Fiscal 2021 were:



Below are the variable components of Fiscal 2021 total target compensation, including the performance measures used for each, the actual Company performance in Fiscal 2021 relevant to those measures, and the resulting compensation paid to our NEOs.

Fiscal 2021 Performance Measures and Actual Performance					Executive Compensation Results		

Management Incentive Plan:

($ in billions)

Metrics	Threshold	Target	Maximum	Actual*	NEO	Performance as % of Target	MIP Payout
Sales (45%)	$108.46	$135.57	$162.68	**$150.38**	C. Menear	169%	$4,388,180
Operating Profit (45%)	$15.15	$18.93	$22.72	**$22.92**	R. McPhail	169%	$1,427,846
Inventory Turns (10%)	4.20	5.25	6.30	**5.15**	E. Decker	169%	$2,594,933
					A. Campbell	169%	$1,470,040
					M. Carey	169%	$1,418,564

Fiscal 2021-2023 Performance Share Award:

($ in billions)

Metrics	Threshold	Target	Maximum	Results as of FYE2021*
Three-Year Average ROIC (50%)	28.9%	34.0%	39.1%	**44.5%**
Three-Year Average Operating Profit (50%)	$15.26	$17.95	$20.64	**$22.92**
Payout as a Percent of Target	25%	100%	200%	n/a

At the end of the first year of the three-year performance cycle, results are tracking at the maximum level.

Shares are received following the end of the three-year performance period, if and to the extent the performance measures are met.

Performance-Based Restricted Stock:

Restricted stock is forfeited if Fiscal 2021 operating profit is not at least 90% of the MIP target.

($ in billions)

Metric	Threshold (90% of Target)	Target	Actual*
Operating Profit	$17.04	$18.93	**$22.92**

Shares of restricted stock were not forfeited, and will vest 50% after 30 months and 50% after 60 months from grant date.

Stock Options:

Based on stock price performance – annual grant with an exercise price of $292.75 made on March 24, 2021

At the end of Fiscal 2021, options were in-the-money by $73.79 per share.

Options vest 25% on the second, third, fourth and fifth anniversaries of the grant date.

---

* See "—Elements of Our Compensation Programs—Adjustments" beginning on page 58 below, "—Elements of Our Compensation Programs—Fiscal 2021 MIP Results" starting on page 59 below, and "—Elements of Our Compensation Programs—Performance Shares" starting on page 60 below.

Performance-Based Features of Fiscal 2021 Compensation

The following features of our compensation program for executive officers illustrate our performance-based compensation philosophy and our practice of following compensation best practices:

✓ 100% of annual incentive compensation under our Fiscal 2021 MIP was tied to performance against pre-established, specific, measurable financial performance goals.

✓ One half of the annual Fiscal 2021 equity grant was in the form of a three-year performance share award with payout contingent on achieving pre-established average ROIC and operating profit targets over the three-year performance period.

✓ Our performance-based restricted stock awards, which comprised 30% of the annual Fiscal 2021 equity grant, were forfeitable if Fiscal 2021 operating profit had been less than 90% of the MIP target. Dividends on performance-based restricted stock grants are accrued and not paid out to executive officers unless and until the performance goal is met.

✓ Our equity awards have longer vesting periods than many of our peers, with the performance-based restricted stock and stock options vesting over five years and the performance shares cliff vesting after three years (subject to achievement of performance goals), which aligns executive officers' interests with the interests of our shareholders in the long-term performance of the Company.

✓ Approximately 88.4% of our CEO's total target compensation was tied to the achievement of corporate performance objectives and/or share price performance.

✓ We do not provide tax reimbursements, also known as "gross-ups," to executive officers; we have limited perquisites; and we do not have any supplemental executive retirement plans, defined benefit pension plans, guaranteed salary increases or guaranteed bonuses.

✓ We prohibit all associates, officers and directors from entering into hedging or monetization transactions designed to limit the financial risk of owning Company stock.

Impact of Fiscal 2021 Business Results on Executive Compensation

The amount of incentive compensation paid to our executive officers, if any, is determined by our performance against our Fiscal 2021 business plan, a plan created at the beginning of the year and intended to be challenging in light of the prevailing economic conditions, yet attainable through disciplined execution of our strategic initiatives. Due to the challenging economic conditions at the beginning of Fiscal 2021, our executive compensation program for the year reflected a modest increase in sales and operating profit goals from the prior year. As discussed above, results for Fiscal 2021 exceeded expectations, reflecting continued strength in home improvement, stronger demand from our professional customers, and the ongoing benefits of our strategic investments. As a result, our NEOs earned the following compensation in Fiscal 2021, reflecting our strong corporate performance:

• The LDC Committee approved salary increases for the NEOs based on its assessment of individual performance and other factors, as discussed in more detail below.

• Our MIP paid out above the target level as a result of performance above the target for the sales metric, above the maximum for the operating profit metric, and slightly below target for the inventory turns metric.

• The performance condition on the performance-based restricted stock granted in Fiscal 2021 was satisfied, although the shares still remain subject to time-based vesting requirements.

• The NEOs earned approximately 181.3% of their 2019-2021 performance share award because we achieved average ROIC and operating profit over the three-year performance period of 49.0% and $19.01 billion, respectively, reflecting performance above the target level for average ROIC and above the maximum level for average operating profit.

Fiscal 2022 Management Transitions

In January 2022, we announced that after seven years as our Chairman and CEO, Mr. Menear decided to step down from the CEO position, effective March 1, 2022, and remain as our executive Chair. At the same time, consistent with our succession planning process, we announced the appointment of Mr. Decker to the position of CEO and President and his appointment to our Board, effective March 1, 2022. In his role as Chair,

Mr. Menear has supported the leadership transition process, with a focus on Board and investor matters as well as the overall strategic direction of the Company.

As part of our CEO succession process, in February 2022 the independent members of our Board, upon the recommendation of our LDC Committee, set the compensation for Mr. Decker as our new CEO and President and for Mr. Menear in his role as Chair.

With respect to Mr. Decker, the independent directors and the LDC Committee, with support from the LDC Committee's independent compensation consultant, considered the compensation of CEOs at the top ten retail peer companies by market capitalization and at Fortune 50 companies. They also considered the Company's existing pay structure for executive officers, noting that the Board had been conservative in setting executive compensation and that Mr. Menear had declined to accept any salary increases since 2014. As a result, the Company faced significant salary compression at the NEO level, and as of the end of Fiscal 2021, Mr. Menear's' salary as CEO was at the 16th percentile of the Fortune 50 and at the 48th percentile of top 10 retail peers by market capitalization, despite Company revenues at the 66th and 67th percentile, respectively.

In light of these considerations, and taking into account Mr. Decker's performance in 2021 in his role as President and COO, the independent directors determined to set Mr. Decker's annual base salary at $1.4 million and to increase his MIP target to 200% of base salary, the Company's standard MIP target for its CEO, effective with his promotion on March 1, 2022. For Fiscal 2022, the amount of his MIP award will be determined using the applicable target percentage for the portion of the year that he served in each of the roles he held during the fiscal year, subject in each case to performance against the pre-established performance goals set by the LDC Committee in March 2022. The independent directors granted Mr. Decker an annual long-term incentive award for Fiscal 2022 in the amount of $10.2 million, using our standard mix of 50% performance shares, 30% performance-based restricted stock, and 20% stock options. Mr. Decker's new total target compensation ranked at approximately the 14th percentile of the Fortune 50 and the 21st percentile of top 10 retail peers, based on peer compensation data as of the end of Fiscal 2021.

In determining the compensation for Mr. Menear in his role as Chair, the independent directors considered his performance and tenure as CEO; the demands of the leadership transition process; and the expectation that his new role would continue to be a full-time, executive-level position with a shift in focus to Board and investor matters as well as the Company's overall strategic direction. The independent directors, with support from the LDC Committee's independent compensation consultant, also considered the compensation paid at companies with revenues greater than $10 billion that disclosed pay to an executive chair role in 2020 or 2021. Additionally, the independent compensation consultant provided observations on compensation actions taken by companies that experienced a transition from CEO to executive chair since 2016. Based on these considerations, the independent directors set Mr. Menear's annual base salary at $750,000, effective March 1, 2022, and his Fiscal 2022 MIP target at 150% of base salary, reflecting his anticipated active role and contributions in Fiscal 2022. The independent directors also granted Mr. Menear an annual long-term incentive award for Fiscal 2022 in the amount of $7.3 million, of which 50% will be granted in performance shares and 50% in stock options.

Additional information about Mr. Decker's and Mr. Menear's Fiscal 2022 compensation will be provided in our 2023 Proxy Statement.

Opportunity for Shareholder Feedback
The LDC Committee carefully considers feedback from our shareholders regarding executive compensation matters. Shareholders are invited to express their views or concerns directly to the LDC Committee or the Board in the manner described under "Communicating with the Board" on page 13 of this Proxy Statement.

COMPENSATION DETERMINATION PROCESS

Participant	Role in the Executive Compensation Determination Process
Independent Members of the Board	• The independent members of the Board, consisting of all directors in Fiscal 2021 other than Mr. Menear, evaluated the performance and determined the compensation of the CEO.
LDC Committee	• The LDC Committee evaluated the performance and determined the compensation of our executive officers other than the CEO. • The LDC Committee evaluated the CEO's performance and made recommendations to the independent members of the Board regarding compensation for the CEO. • The LDC Committee may delegate its responsibilities to subcommittees but did not delegate any of its authority with respect to the compensation of any executive officer for Fiscal 2021.
Executive Officers	• The CEO and the EVP-HR made recommendations to the LDC Committee as to the amount and form of executive compensation for executive officers (other than the CEO and the EVP-HR). • At the request of the LDC Committee, both the EVP-HR and the CEO regularly attended LDC Committee meetings, excluding executive sessions where their respective compensation and other matters were discussed.
Independent Compensation Consultant	• In November 2020, the LDC Committee engaged Pay Governance LLC as its independent compensation consultant for Fiscal 2021 to provide research, market data, survey information and design expertise in developing executive and director compensation programs. Pay Governance provides consulting services solely to compensation committees. • A representative of Pay Governance attended LDC Committee meetings in Fiscal 2021 and advised the LDC Committee on all principal aspects of executive compensation, including the competitiveness of program design and award values and specific analyses with respect to the Company's executive officers, including the CEO. The compensation consultant reports directly to the LDC Committee, and the LDC Committee is free to replace the consultant or hire additional consultants or advisers at any time. • Pursuant to the independent compensation consultant policy adopted by the LDC Committee, its compensation consultant provides services solely to the LDC Committee and is prohibited from providing services or products of any kind to the Company. Further, affiliates of the compensation consultant may not receive payments from the Company that would exceed 2% of the consolidated gross revenues of the compensation consultant and its affiliates during any year. • Pay Governance provided services solely to the LDC Committee in Fiscal 2021, and none of its affiliates provided any services to the Company. In addition, under the Company's independent compensation consultant policy, the LDC Committee assessed Pay Governance's independence and whether its work raised any conflicts of interest, taking into consideration the independence factors set forth in applicable SEC and NYSE rules. Based on that assessment, including review of a letter from Pay Governance addressing each of those factors, the LDC Committee determined that Pay Governance was independent and that its work did not raise any conflicts of interest.

Benchmarking

We do not target any specific peer group percentile ranking for total compensation or for any particular component of compensation for our NEOs. The LDC Committee considers each executive's compensation history and peer group market position as reference points in awarding annual compensation. For Fiscal 2021, for our CEO, the LDC Committee considered data provided by Pay Governance from two peer groups. The first consisted of the Fortune 50 companies, excluding certain financial services and other companies due to their unique compensation structure. This group reflects companies of similar size and complexity to us. The second group, listed below, consisted of the top ten retail companies by market capitalization, with whom we compete for executive talent.

Retail Peer Group

Costco Wholesale Corporation	Ross Stores, Inc.
Dollar General Corporation	Target Corporation
eBay, Inc.	The TJX Companies, Inc.
Lowe's Companies, Inc.	Walgreens Boots Alliance, Inc.
O'Reilly Automotive, Inc.	Walmart Inc.

This peer group did not include Amazon.com, Inc., due to the atypical compensation structure of its then founder/CEO.

In reviewing the benchmarking data from 2020 in connection with setting Mr. Menear's Fiscal 2021 compensation in early 2021, the LDC Committee and the independent directors also reviewed the percentile ranking of our revenues and Mr. Menear's target total compensation compared to each of these peer groups, as reflected below:

	Percentile Rank	
Category	Fortune 50[2]	Retail Peers
Company Revenue[1]	46%	72%
CEO Target Total Compensation	4%	19%

[1] Based on fiscal 2020 revenue as reported in SEC filings.

[2] Excludes Bank of America Corporation, Citigroup Inc., Fannie Mae, Freddie Mac, JP Morgan Chase & Co., and Wells Fargo & Company. Amazon.com, Inc., Berkshire Hathaway Inc., Facebook, Inc. and Dell Technologies, Inc. were also excluded due to the atypical compensation structures of their founder/CEOs. State Farm Mutual Automobile Insurance was excluded because it is a private company and did not disclose executive compensation data.

For our other NEOs, the LDC Committee considered data from the Aon Total Compensation Measurement Survey, which provides information and comparisons on compensation for executive and industry-specific positions. Data from the survey for Fortune 50 companies and top 10 retail companies by market cap was utilized to the extent it was available for each NEO role. In some cases, proxy data was used where survey data was not available. This survey data helps the LDC Committee understand the competitive market for the industry in which the Company principally competes for retail-specific talent and for customers.

Mitigating Compensation Risk

In November 2020, the LDC Committee undertook its annual broad-based review and risk assessment of the proposed compensation policies and practices for the Company's associates, including but not limited to our executive officers, for Fiscal 2021. The assessment considered both qualitative and quantitative factors. Based on the collective assessment, management and the LDC Committee determined that our compensation policies and practices did not create risks that are reasonably likely to have a material adverse effect on the Company. In reaching that conclusion, management and the LDC Committee considered the following qualitative and quantitative factors:

Qualitative Factors:

• Management and the LDC Committee, with the advice of the independent compensation consultant, regularly review our executive compensation programs, with a focus on both their efficacy in driving quality performance and how the programs will be viewed by the investment community and other external constituencies.

• The LDC Committee and, for the CEO, the independent members of the Board, provide effective oversight in setting goals and monitoring attainment of those goals.

• Robust internal controls are in place to ensure compensation plans are operated as designed and approved.

• Compensation programs and pay amounts at multiple levels are routinely analyzed against market data by the LDC Committee and management to ensure compensation is appropriate to the market.

- Bonus, incentive and equity awards to executive officers are subject to a recoupment policy, as described below on page 63, to discourage manipulation of incentive program elements.
- Stock ownership guidelines are in place to further align the interests of shareholders and executive officers, as described below on page 63.

Quantitative Factors:

- Performance and payment time horizons are appropriate, and they are not overweight in short-term incentives.
- The relationship between the incremental achievement levels and corresponding payouts in our incentive plans is appropriate, and all incentives, other than equity incentives that are tied to growth in our share price, have payout caps.
- Programs employ a reasonable mix of performance metrics and are not overly concentrated on a single metric. Although the operating profit metric is used in more than one incentive, it is a key corporate goal that takes into account both revenue and expense, and the risk of overweighting it is mitigated by using it across different time horizons.
- Criteria for payments are closely aligned with our strategic initiatives, our financial plan and shareholder interests.
- Payout curves are reasonable and do not contain steep "cliffs" that might encourage unreasonable short-term business decisions to achieve payment thresholds.
- Equity for senior officers is paid in a mix of performance shares, performance-based restricted stock, and stock options; other associates receive equity in the form of time-based restricted stock.

Consideration of Last Year's Say-on-Pay Vote

At our 2021 annual meeting on May 20, 2021, approximately 94% of the shares voted were voted in support of the compensation of our NEOs. Since then, as part of our regular interaction with our institutional shareholders, we have continued to request input on our compensation practices. In considering the results of the 2021 advisory vote on executive compensation and feedback from these shareholders, the LDC Committee concluded that the compensation paid to our executive officers and the Company's overall executive pay practices have strong shareholder support and therefore determined to maintain the current overall compensation structure for Fiscal 2021.

Frequency of Say-on-Pay Vote.   At our 2017 annual meeting on May 18, 2017, our shareholders expressed a preference that advisory votes on executive compensation occur every year, as recommended by our Board. Consistent with this preference, the Board implemented an annual advisory vote on executive compensation until the next advisory vote on the frequency of shareholder votes on executive compensation, which will occur no later than the Company's annual meeting of shareholders in 2023.

ELEMENTS OF OUR COMPENSATION PROGRAMS

The principal elements of our compensation programs are discussed below.

Base Salaries

We provide competitive base salaries that allow us to attract and retain a high-performing leadership team. Base salaries for our NEOs are reviewed and generally adjusted annually based on a comprehensive management assessment process. For Fiscal 2021, following discussion with the LDC Committee and based upon a review of competitive market data, the Company's performance in Fiscal 2020, and assessments of the Company's business plan and then-anticipated economic conditions in Fiscal 2021, we established a Company-wide merit increase budget of between 2.5% and 3.0%.

In late February 2021, the LDC Committee performed its annual review of base salaries for the NEOs. The changes from this salary review were effective in April 2021. In establishing the actual base salaries for the NEOs for Fiscal 2021, the LDC Committee considered total compensation, scope of responsibilities, performance over the previous year, experience, internal pay equity, potential to assume additional responsibilities, and the competitive marketplace. As a result of this assessment, Mr. McPhail, Mr. Decker, Ms. Campbell, and Mr. Carey received annual salary increases in April 2021 of 2.5%, as set forth in the table below. At Mr. Menear's request, and following discussion with the LDC Committee and its independent compensation consultant, the independent members of the Board maintained Mr. Menear's Fiscal 2021 base salary at $1,300,000. His salary therefore remained unchanged throughout his tenure as CEO.

Fiscal 2021 Base Salary Increases as of April 2021			
Name	2021 Base Salary	2020 Base Salary	Percent Increase
Craig A. Menear	$1,300,000	$1,300,000	—
Richard V. McPhail	$846,000	$825,000	2.5%
Edward P. Decker	$1,025,000	$1,000,000	2.5%
Ann-Marie Campbell	$871,000	$850,000	2.5%
Matthew A. Carey	$840,500	$820,000	2.5%

Annual Cash Incentive

All NEOs participate in the MIP, our cash-based annual incentive plan. The Fiscal 2021 MIP payout was contingent upon the achievement of financial performance goals set by the LDC Committee at the beginning of the Fiscal 2021 performance period. The LDC Committee bases the payout on achievement of financial metrics to align MIP goals with shareholder value creation and achievement of the Company's business plan.

Performance Goals. Set forth below are the MIP financial performance measures and the threshold, target and maximum Company achievement levels selected by the LDC Committee for Fiscal 2021 (dollars in billions):

Fiscal 2021 Performance Measures							
Measure	Weighting	Threshold	% of Target Goal	% of Target Payout	Target	Maximum	% of Target Goal	% of Target Payout
Sales	45%	$108.46	80%	15%	$135.57	$162.68	120%	200%
Operating Profit	45%	$15.15	80%	15%	$18.93	$22.72	120%	200%
Inventory Turns	10%	4.20	80%	15%	5.25	6.30	120%	200%

The operating profit threshold must be met for any MIP payout to occur. The relative weighting among the goals was determined by the LDC Committee, with input from the CEO and the EVP-HR, to reflect the Company's priorities for Fiscal 2021. The weighting of each of the sales and operating profit goals was aligned to emphasize top line sales growth balanced with the Company's continued focus on profitability as a means to drive bottom line results for shareholders. The weighting of the inventory turns goal at 10% maintained visibility and attention on inventory turns while at the same time recognizing that this metric may be impacted by the Company's ongoing supply chain investments, which are likely to create more variability in the metric.

Adjustments. The pre-established definitions of all performance metrics under the MIP provided for adjustments for the impact of acquisitions or dispositions of businesses with annualized sales of $1 billion or more. The definitions also provided for adjustments in connection with specified types of nonrecurring charges and write-offs related to strategic restructuring transactions or changes in tax laws, accounting principles or other laws that materially impact results in excess of $50 million in the aggregate. The LDC Committee included the adjustment for restructuring transactions because it believes these types of strategic decisions support the long-term best interests of the Company and should not adversely affect incentive opportunities. The adjustment for changes in laws or accounting principles reflects the fact that these changes are outside of the control of the executive officers, and the LDC Committee similarly believes that they should not affect incentive opportunities (positively or negatively).

As in prior years, the LDC Committee also included in the pre-established definitions of sales and operating profit under the MIP an adjustment to neutralize the impact of any change (positive or negative) in currency exchange rates during the fiscal year. This adjustment reflected the volatility in exchange rates and in the value of the U.S. dollar against other currencies, in particular the Canadian dollar and the Mexican peso, that has occurred over the last several years. The LDC Committee noted that adjustments for currency fluctuations are not uncommon for large multinational corporations. These fluctuations represent external, macro-economic influences outside of the control of the executive officers, and the LDC Committee believes that they should not affect incentive opportunities.

In addition, given the continued state of the COVID-19 pandemic in March 2021 when the LDC Committee was setting the MIP performance targets for Fiscal 2021, including establishing the sales and operating profit definitions, the LDC Committee included in the definitions of sales and operating profit an adjustment for the impact of any store closures due to the pandemic in excess of $1 billion, and in the operating profit definition, an adjustment for specific expenses in excess of $50 million that were not already included in the metrics set for Fiscal 2021 and that would not otherwise have been incurred but for the pandemic. By neutralizing the impact of these expenses on MIP results, the LDC Committee desired to incentivize management to make appropriate expenditures for the safety of our customers and associates, without penalizing their incentive opportunity. At the same time, the LDC Committee retained the ability to use negative discretion to reduce the amount of any MIP payout if the impact of this adjustment, or any of the adjustments discussed above, were to result in a payment to an executive inconsistent with our pay for performance philosophy.

Payout Calculations. The payouts for achievement of the performance goals were based on overall Company performance for all of our NEOs. For achieving the target level of performance for the Fiscal 2021 MIP, executive officers receive 100% payout. The target performance level was consistent with our 2021 business plan. Due to the uncertainty regarding that plan as a result of the pandemic, however, the LDC Committee made a change to the performance payout curve for the MIP for Fiscal 2021. For Fiscal 2021, the LDC Committee set the threshold performance levels at 80% of the performance targets for each of the sales, operating profit and inventory turns measures, replacing the prior thresholds of 95% of target performance for sales and 90% for operating profit and inventory turns. Threshold payout remained at 15% of target payout. In addition, for Fiscal 2021, the LDC Committee set the maximum performance goal for each of those measures at 120% of the target performance goal, replacing the prior 115%. The payout for maximum achievement for the sales, operating profit and inventory turns measures remained at 200% of target payout. These changes were made to decrease the payout slope and partially address the planning challenges in the pandemic environment, providing continuing incentive if results fell below plan more than anticipated, but also raising the performance level for maximum payout to mitigate against a windfall if performance significantly exceeded plan.

The Company used interpolation to determine the specific amount of the payout for each NEO with respect to the achievement of financial goals between the various levels. The LDC Committee does not have discretion to increase the MIP payout earned by an NEO, but it may decrease the payout even if the performance goals are achieved.

The annual target payout levels were determined as a percentage of base salary: 200% for the CEO, 150% for the President and COO, and 100% for Executive Vice Presidents.

Fiscal 2021 MIP Results. For Fiscal 2021, for purposes of determining the achievement of MIP awards, sales were $150.38 billion, operating profit was $22.92 billion and inventory turns were 5.15 times, above the target level for the sales metric, above the maximum for the operating profit metric, and slightly below the target for the inventory turns metric. Pursuant to the pre-established definition of sales under the MIP, sales were adjusted down by $781.1 million for the impact of changes in currency exchange rates in Fiscal 2021. Pursuant to the pre-established definition of operating profit under the MIP, operating profit was adjusted down by $123.9 million due to the impact of changes in currency exchange rates in Fiscal 2021. Actual sales and operating profit without any adjustments were $151.16 billion and $23.04 billion, respectively, which were also above the target performance level for the sales goal and above the maximum level for the operating profit goal.

Based on performance in Fiscal 2021 against the performance goals, the following were the target and actual MIP awards for Fiscal 2021 for each of the NEOs:

Name	At Target Performance		At Actual Performance	
	% of Base Salary	Dollar Amount	% of Target	Dollar Amount
Craig A. Menear	200%	$2,600,000	169%	$4,388,180
Richard V. McPhail	100%	$846,000	169%	$1,427,846
Edward P. Decker	150%	$1,537,500	169%	$2,594,933
Ann-Marie Campbell	100%	$871,000	169%	$1,470,040
Matthew A. Carey	100%	$840,500	169%	$1,418,564

MIP Program Change for Fiscal 2022.   Despite continued uncertainty due to the pandemic when the LDC Committee set the program design for Fiscal 2022, the LDC Committee decided to return to a tighter performance payout curve for the MIP for Fiscal 2022. For Fiscal 2022, achievement of 90% of the target level of performance for each metric will earn a threshold MIP payout of 25%, replacing the Fiscal 2021 thresholds of 80% of target performance for each metric earning a threshold payout of 15%. In addition, for Fiscal 2022, achievement of 115% of target performance, rather than the prior 120%, will earn the maximum payout of 200% for all metrics. These changes increase the level of performance needed for a threshold payout, with a small incremental increase in the threshold payout amount that better aligns with pre-pandemic market practice. At the same time, the LDC Committee returned to the 115% maximum performance level, given market practice and historical experience that indicated the ability to achieve 120% of target is highly unlikely under more normal circumstances, which can negatively impact the effectiveness of the incentive structure.

Long-Term Incentives

For Fiscal 2021, consistent with prior years, we awarded the NEOs annual long-term incentives consisting of 50% performance shares, 30% performance-based restricted stock, and 20% stock options. The LDC Committee selected this mix to highlight the focus on pay for performance and alignment with shareholder interests. The LDC Committee also believed that this mix of equity components provided an appropriate mix of mid- and long-term performance measures and retention incentive, without promoting excessive risk-taking.

The total value of the annual equity awards granted in March 2021 was determined by the LDC Committee after considering the value of equity grants of officers with similar responsibilities at peer group companies described under "Benchmarking" in the "Compensation Determination Process" section above and individual performance relating to financial management, leadership, talent management and operational effectiveness, as well as retention risk. For Fiscal 2021, the annual equity award for our CEO at the target level was 562% of his base salary at the time the awards were granted. For the other NEOs, the target equity value for the annual equity grant ranged from 262% to 439% of their Fiscal 2021 base salary approved in February 2021.

Performance Shares.   The Fiscal 2021-2023 performance share award granted in March 2021 provides for the issuance of shares of our common stock at the end of a three-year period based on the achievement of average ROIC and operating profit goals over that period, as follows (dollars in billions):

Fiscal 2021-2023 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	28.9%	34.0%	39.1%
Three-Year Average Operating Profit	$15.26	$17.95	$20.64
Percent of Target Payout	25%	100%	200%

Directionally similar to the change made for the Fiscal 2021 MIP, the LDC Committee revised the payout curve for the Fiscal 2021-2023 performance share awards granted in March 2021. For the Fiscal 2021-2023 performance share awards, the threshold performance level was set at 85% of target performance for each metric, and the maximum level was set at 115% of target performance (compared to the prior 90% and 110%, respectively). For results between the threshold, target and maximum levels, the number of shares is determined by interpolation. There is no payout for results below the threshold level. Each performance measure is separately determined and equally weighted. ROIC for each year in the performance period is defined as operating profit, net of tax, divided by the average of beginning and ending long-term debt and equity for the relevant fiscal year. The pre-established definitions of operating profit and ROIC include adjustments for acquisitions and dispositions of businesses with annualized sales of $1 billion or more, certain nonrecurring write-offs or charges, changes in tax laws, accounting principles or other laws or provisions which have an impact on reported results that exceed $50 million in the aggregate during any fiscal year, and changes in foreign exchange rates, similar to the Fiscal 2021 MIP. Also similar to the Fiscal 2021 MIP, the LDC Committee included in the pre-established definitions of operating profit and ROIC an adjustment for the impact of any store closures as a result of the pandemic in excess of $1 billion and an adjustment for expenses in excess of $50 million that were not already included in the metrics for Fiscal 2021 and that would not otherwise have been incurred but for the pandemic.

In Fiscal 2020 and Fiscal 2019, the LDC Committee also granted performance share awards that were structured similarly to the Fiscal 2021-2023 award, but with a different payout curve as noted above. The Fiscal 2020-2022 and Fiscal 2019-2021 awards each provide for the grant of shares of our common stock at the end of the respective three-year period based on the achievement of average ROIC and operating profit goals over that period, as follows (dollars in billions):

Fiscal 2020-2022 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	40.1%	44.5%	49.0%
Three-Year Average Operating Profit	$15.05	$16.72	$18.39
Percent of Target Payout	25%	100%	200%

Fiscal 2019-2021 Performance Shares	Threshold	Target	Maximum
Three-Year Average ROIC	41.5%	46.1%	50.7%
Three-Year Average Operating Profit	$15.25	$16.95	$18.64
Percent of Target Payout	25%	100%	200%

The pre-established definitions of operating profit and ROIC for the Fiscal 2020-2022 and Fiscal 2019-2021 performance share awards are the same as those used for the Fiscal 2021-2023 award, except that the Fiscal 2019-2021 award does not contain the adjustment for closed stores and expenses due to the pandemic. Dividend equivalents accrue on each of the performance share awards (as reinvested shares) and will be paid upon the payout of the award based on the actual number of shares earned.

The performance period for the Fiscal 2019-2021 performance share awards ended on January 30, 2022. Over the three-year period, the Company achieved an average operating profit of $19.01 billion and an average ROIC of 49.0%, as calculated pursuant to the terms of the awards. As a result, the NEOs earned approximately 181.3% of their Fiscal 2019-2021 awards, reflecting performance above the maximum for average operating profit and above the target level average ROIC. Pursuant to the pre-established definition of operating profit for the Fiscal 2019-2021 awards, operating profit was adjusted up by $29.6 million due to changes in currency exchange rates in Fiscal 2019, Fiscal 2020 and Fiscal 2021, and adjusted down by $158.9 million due to the acquisition of HD Supply in Fiscal 2020. Pursuant to the pre-established definition of ROIC for the Fiscal 2019-2021 awards, ROIC was also adjusted by the same amount for the impact of currency exchange rates and adjusted down by $7.8 billion due to the acquisition of HD Supply in Fiscal 2020. Average operating profit and ROIC over the three-year period without the adjustments were $19.05 billion and 43.6%, respectively, which was above the maximum for average operating profit and between the threshold and target for average ROIC. The NEOs earned the following shares under the award, which include reinvested accrued dividends:

Name	Value at Date of Grant[1] (3/27/2019)	Shares Earned at End of Performance Period (1/30/2022)	Value at End of Performance Period[2] (1/30/2022)
Craig A. Menear	$3,649,876	37,245	$13,652,089
Richard V. McPhail	$324,942	3,315	$1,215,422
Edward P. Decker	$1,099,921	11,224	$4,114,173
Ann-Marie Campbell	$1,099,921	11,224	$4,114,173
Matthew A. Carey	$1,099,921	11,224	$4,114,173

[1] Reflects the grant date fair value.

[2] Reflects the value based upon the closing stock price of $366.54 on January 28, 2022, the last trading day of Fiscal 2021.

As with the Fiscal 2022 MIP, the LDC Committee revised the payout curve for the Fiscal 2022-2024 performance share awards granted in March 2022 to return to our pre-COVID structure. For the Fiscal

2022-2024 performance share awards, achievement of 90% of the target performance for each metric will result in earning the threshold of 25% of the target award, with achievement of 110% of target performance earning the maximum of 200% of the target award.

Performance-Based Restricted Stock. In March 2021, we granted performance-based restricted stock awards that were forfeitable if operating profit was less than 90% of the MIP target for Fiscal 2021. Dividends on the restricted stock awards are accrued and not paid out unless the performance goal is met. Once the performance goal is met, cash dividends are then paid on the shares of restricted stock. The performance goal was met at the end of Fiscal 2021. As a result, the restricted stock will vest 50% on each of the 30- and 60-month anniversaries of the grant date.

Stock Options. In March 2021, we granted stock options with an exercise price equal to the fair market value of our stock, which is defined as the market closing price on the date of grant. The options vest 25% on each of the second, third, fourth and fifth anniversaries of the grant date. Option re-pricing is expressly prohibited by our Omnibus Plan without shareholder approval.

Deferred Compensation Plans

In addition to the FutureBuilder 401(k) Plan (a broad-based tax-qualified plan), we have two nonqualified deferred compensation plans for our management and highly-compensated associates, including executive officers:

- The Deferred Compensation Plan For Officers (solely funded by the individuals who participate in the plan); and
- The Restoration Plan, which provides a Company matching contribution equal to 3.5% of the amount of salary and annual cash incentive earned by a management-level associate in excess of the Internal Revenue Service annual compensation limit for tax-qualified plans, payable in shares of common stock of the Company upon retirement or other employment termination.

The plans are designed to permit participants to accumulate income for retirement and other personal financial goals. The Deferred Compensation Plan For Officers and the Restoration Plan are described in the notes to the Nonqualified Deferred Compensation table on page 74. Deferred compensation arrangements are common executive programs, and we believe that these arrangements help us in the recruitment and retention of executive talent; however, we do not view nonqualified deferred compensation as a significant element of our compensation programs. None of these plans provides above-market or preferential returns.

Perquisites

We provide very limited perquisites to our executive officers and do not view them as a significant element of our compensation program. We do not provide tax reimbursements, or "gross-ups," on perquisites to our executive officers.

Our NEOs participate in a death-benefit-only program, under which they are entitled to a $400,000 benefit upon death if they are employed by the Company at that time. For executive officers with ten years of service with the Company, the benefit is paid upon death even if they are no longer employed by the Company. Currently, all of our NEOs have met this service requirement and are entitled to lifetime death benefit coverage. In Fiscal 2009, we discontinued this benefit for any new executive officers.

The Company requests that Mr. Menear and, in his new role as CEO and President, Mr. Decker travel by Company aircraft, including travel for personal reasons. We also permit non-business use of Company aircraft by other NEOs on a more limited basis.

Other Benefits

Our NEOs have the option to participate in various employee benefit programs, including medical, dental, disability and life insurance benefit programs. These benefit programs are generally available to all full-time associates. We also provide all associates, including our NEOs, with the opportunity to purchase our common stock through payroll deductions at a 15% discount through our ESPP, a nondiscriminatory, tax-qualified plan. All associates, including our NEOs, are also eligible to participate in our charitable matching gift program through The Home Depot Foundation.

MANAGEMENT OF COMPENSATION-RELATED RISK

We employ a number of mechanisms to mitigate the chance of our compensation programs encouraging excessive risk-taking, including those described below.

Annual Risk Assessment	As discussed above under "Mitigating Compensation Risk" beginning on page 56, the LDC Committee undertakes an annual review and risk assessment of our compensation policies and practices.
Anti-Hedging Policy	The Company has adopted a policy that prohibits all associates, officers and directors from entering into hedging or monetization transactions designed to limit the financial risk of owning Company stock. These include prepaid variable forward contracts, equity swaps, collars, exchange funds and other similar transactions, as well as speculative transactions in derivatives of the Company's securities, such as puts, calls, options (other than those granted under a Company compensation plan) or other derivatives.
Compensation Recoupment Policy	We have an executive compensation clawback policy, which is set forth in our Corporate Governance Guidelines and LDC Committee charter. Pursuant to the clawback policy, to the extent deemed appropriate and as permitted by law, the Board or the LDC Committee will recover from an executive officer any bonus, incentive payment, equity award or other compensation (in whole or in part) awarded to or received by an executive officer if the compensation was based on any financial results or operating metrics that were achieved as a result of that executive officer's knowing or intentional fraudulent or illegal conduct or if the executive officer engaged in any intentional misconduct that caused the Company material financial or reputational harm.
Stock Ownership and Retention Guidelines	Our Executive Stock Ownership and Retention Guidelines require our NEOs to hold shares of common stock with a value equal to the specified multiples of base salary indicated below. This program assists in focusing executives on long-term success and shareholder value. Shares owned outright, restricted stock, and shares acquired pursuant to the ESPP, the FutureBuilder 401(k) Plan and the Restoration Plan, are counted towards this requirement. Unearned performance shares and unexercised stock options are not counted toward this requirement. Newly hired and promoted executives have four years to satisfy the requirements and must hold all shares received upon vesting of equity awards (net of shares withheld to pay taxes) until the requirements are met. As of March 4, 2022, all of our NEOs complied with the stock ownership and retention guidelines and held the following multiples of base salary (rounded to the nearest whole multiple):

	Multiple of Base Salary	
Name	**Current Ownership**	**Guideline**
Craig A. Menear	54x	6x
Richard V. McPhail	11x	4x
Edward P. Decker	30x	6x
Ann-Marie Campbell	25x	4x
Matthew A. Carey	20x	4x

Equity Grant Procedures	Company-wide equity grants, including equity grants to NEOs, are awarded annually effective as of the date of the March meeting of the LDC Committee, which is generally scheduled at least a year in advance. Throughout the year, equity awards are made to new hires, promoted employees, and, in rare circumstances, as a reward for exceptional performance. In all cases, the effective grant date for these mid-year awards is the date of the next regularly-scheduled quarterly LDC Committee meeting. The exercise price of each of our stock option grants is the market closing price on the effective grant date.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

We do not have a severance arrangement with any of our NEOs. We also do not have any change in control agreements with our executives. Since Fiscal 2013, our standard form of equity award agreement has provided for accelerated vesting if the executive is terminated without cause within 12 months following a change in control. Prior to Fiscal 2013, our equity awards provided for accelerated vesting solely upon a change in control regardless of any termination of employment. The vast majority of these awards have vested in accordance with their terms. In the event the value of any accelerated vesting constitutes an "excess parachute payment," the executive would be subject to a 20% excise tax on such amount, and the amount would not be tax deductible by the Company.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation during the last three fiscal years paid to or earned by (1) our CEO; (2) our CFO; and (3) the three other most highly compensated executive officers who were serving as executive officers as of the end of Fiscal 2021 (collectively referred to as the named executive officers or NEOs).

SUMMARY COMPENSATION TABLE								
Name, Principal Position and Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2][3]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4][5]	Total ($)
Craig A. Menear **Chairman and Chief Executive Officer**[6]								
2021	1,300,000	—	5,839,484	1,459,998	4,388,180	—	72,089	13,059,751
2020	1,300,000	—	5,931,394	1,459,992	5,200,000	—	103,706	13,995,092
2019	1,300,000	—	5,961,431	1,459,996	2,070,472	—	97,934	10,889,833
Richard V. McPhail **Executive Vice President & Chief Financial Officer**								
2021	841,154	—	1,799,534	449,958	1,427,846	—	23,146	4,541,638
2020	749,712	—	1,883,100	649,982	1,650,000	—	21,695	4,954,489
2019	612,001	—	794,469	379,981	476,142	—	23,386	2,285,979
Edward P. Decker **President and Chief Operating Officer**[6]								
2021	1,019,231	—	3,599,654	899,973	2,594,933	—	40,362	8,154,153
2020	898,673	—	2,054,873	689,957	2,250,000	—	35,776	5,929,279
2019	829,231	—	1,807,729	439,990	663,666	—	37,551	3,778,167
Ann-Marie Campbell **Executive Vice President – U.S. Stores and International Operations**								
2021	866,154	—	2,199,724	549,993	1,470,040	—	20,901	5,106,812
2020	808,366	—	2,050,267	689,957	1,700,000	—	38,162	5,286,752
2019	769,231	—	1,803,571	439,990	615,977	—	90,640	3,719,409
Matthew A. Carey **Executive Vice President & Chief Information Officer**								
2021	835,769	—	1,759,720	439,983	1,418,564	—	18,055	4,472,091
2020	815,385	—	1,801,671	439,973	1,640,000	—	17,631	4,714,660
2019	794,231	—	1,803,345	439,990	637,068	—	20,908	3,695,542

[1] Amount of salary actually received in any year may differ from the annual base salary amount due to the timing of payroll periods and the timing of changes in base salary, which typically occur in April or following a mid-year promotion.

[2] Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in Fiscal 2021, Fiscal 2020 and Fiscal 2019 computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are set forth in Note 8 to the Company's consolidated financial statements included in the Company's 2021 Form 10-K. The valuation of performance-based restricted stock, performance share awards, and share equivalents granted under the Restoration Plan is based on the closing stock price on the grant date.

[3] Amounts reflect the grant date fair value of performance share and performance-based restricted stock awards granted to the NEOs during Fiscal 2021, Fiscal 2020 and Fiscal 2019, plus the value of share equivalents under the Restoration Plan in Fiscal 2021, Fiscal 2020 and Fiscal 2019, as set forth in the table below. No contributions to the Restoration Plan are shown for Fiscal 2021 because the January 31, 2022 allocation date fell within Fiscal 2022.

	Grant Date Fair Value for Performance Shares ($)			Grant Date Fair Value for Performance-Based Restricted Stock ($)			Value of Share Equivalents Under Restoration Plan ($)		
Name	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2021	Fiscal 2020	Fiscal 2019
Craig A. Menear	3,649,714	3,649,923	3,649,876	2,189,770	2,189,844	2,189,812	—	91,627	121,744
Richard V. McPhail	1,124,746	999,862	324,942	674,789	849,787	444,719	—	33,452	24,808
Edward P. Decker	2,249,784	1,099,830	1,099,921	1,349,870	909,768	659,915	—	45,276	47,893
Ann-Marie Campbell	1,374,754	1,099,830	1,099,921	824,970	909,768	659,915	—	40,670	43,735
Matthew A. Carey	1,099,862	1,099,830	1,099,921	659,859	659,971	659,915	—	41,870	43,509

The grant date fair value of the performance shares reflected in the table above is computed based upon the probable outcome of the performance goals as of the grant date, in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For all performance-based awards other than the performance shares granted in Fiscal 2021, Fiscal 2020 and Fiscal 2019, this value is the same as the value calculated assuming the maximum level of performance under the awards.

The value of the performance share awards granted in Fiscal 2021, Fiscal 2020 and Fiscal 2019 as of the grant date, assuming that the maximum level of the performance goals will be achieved, is as follows for each of the NEOs:

Name	Value of Performance Shares Assuming Maximum Performance ($)		
	Fiscal 2021	Fiscal 2020	Fiscal 2019
Craig A. Menear	7,299,429	7,299,845	7,299,751
Richard V. McPhail	2,249,491	1,999,724	649,885
Edward P. Decker	4,499,568	2,199,660	2,199,842
Ann-Marie Campbell	2,749,508	2,199,660	2,199,842
Matthew A. Carey	2,199,724	2,199,660	2,199,842

(4) Incremental cost of perquisites is based on actual cost to the Company. The incremental cost of personal use of Company aircraft is based on the average direct cost of use per hour, which includes fuel, maintenance, crew travel and lodging expense, landing and parking fees, and engine restoration cost. Any applicable deadhead flights are allocated to the NEOs. No incremental cost for personal use of the Company aircraft was attributed to an NEO where the plane was already traveling to the destination for business reasons. Since our aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries, depreciation, hangar rent and insurance. In addition to the incremental cost of personal aircraft use reported in the All Other Compensation column and in footnote 5 below, we also impute taxable income to the NEOs for any personal aircraft use in accordance with Internal Revenue Service regulations. We do not provide tax reimbursements, or "gross-ups," on these amounts to executive officers.

(5) The following table identifies the perquisites and personal benefits for Fiscal 2021 that are required to be quantified under SEC rules. These consist of personal aircraft use and matching contributions made by the Company under the FutureBuilder 401(k) Plan.

Name	Use of Airplane ($)	FutureBuilder 401(k) Plan Company Match ($)
Craig A. Menear	36,307	8,531
Richard V. McPhail	—	10,207
Edward P. Decker	—	8,599
Ann-Marie Campbell	—	10,207
Matthew A. Carey	—	8,586

Other perquisites and personal benefits for Fiscal 2021 were long-term disability insurance premiums, gifts associated with certain corporate events, matching charitable contributions, the annual cost of premiums for the insurance policies underlying the death-benefit-only program, and for Mr. Decker, tickets for an entertainment event. We do not provide tax gross-ups on any of these perquisites or personal benefits.

(6) Effective March 1, 2022, Mr. Menear stepped down from his role as CEO and became our executive Chair, and Mr. Decker was appointed as CEO and President.

MATERIAL TERMS OF NEO EMPLOYMENT ARRANGEMENTS

This section describes employment arrangements in effect for the NEOs during Fiscal 2021, all of which are "at-will" employment arrangements set forth in the offer letters provided to the NEOs at the time of hire or promotion, as applicable. Because the offer letters reflect at-will employment, they have no set duration and consequently no renewal or extension provisions. The letters are all filed as exhibits to the 2021 Form 10-K.

The offer letters state each NEO's initial base salary and annual MIP target as a percentage of base salary, payout of which is subject to the achievement of pre-established goals. Both the base salary and MIP target are subject to adjustment upon future review by the LDC Committee, or independent members of the Board in the case of our CEO. The Fiscal 2021 base salary and MIP target as a percentage of base salary for each NEO are set forth above in the Compensation Discussion and Analysis.

In addition, the offer letters provide that the NEOs are eligible to participate in other benefit programs available to salaried associates and/or officers. These benefits include the ESPP, the Deferred Compensation Plan For Officers, the Restoration Plan, and the death-benefit-only insurance program. Any provisions in the letters regarding termination of employment are discussed below in the section entitled "Potential Payments Upon Termination or Change in Control" beginning on page 75.

Mr. Menear's offer letter for his role as CEO and Chair stated that the Company requested that he travel, whenever practicable, by Company aircraft, including when traveling for personal reasons. The Company does not provide a tax gross-up for any imputed compensation resulting from personal use of Company aircraft.

FISCAL 2021 GRANTS OF PLAN-BASED AWARDS

The following table sets forth the plan-based awards granted to the NEOs pursuant to Company plans during Fiscal 2021.

FISCAL 2021 GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date[1][3]	Approval Date[3]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exer-cise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
Craig A. Menear												
Performance Shares	3/24/2021	2/25/2021	—	—	—	1,558	12,467	24,934	—	—	—	3,649,714
Annual Stock Grant	3/24/2021	2/25/2021	—	—	—	—	7,480	—	—	—	—	2,189,770
Annual Option Grant	3/24/2021	2/25/2021	—	—	—	—	—	—	—	25,614	292.75	1,459,998
MIP[2]	2/25/2021	2/25/2021	175,500	2,600,000	5,200,000	—	—	—	—	—	—	—
Richard V. McPhail												
Performance Shares	3/24/2021	2/25/2021	—	—	—	480	3,842	7,684	—	—	—	1,124,746
Annual Stock Grant	3/24/2021	2/25/2021	—	—	—	—	2,305	—	—	—	—	674,789
Annual Option Grant	3/24/2021	2/25/2021	—	—	—	—	—	—	—	7,894	292.75	449,958
MIP[2]	2/25/2021	2/25/2021	57,105	846,000	1,692,000	—	—	—	—	—	—	—
Edward P. Decker												
Performance Shares	3/24/2021	2/25/2021	—	—	—	960	7,685	15,370	—	—	—	2,249,784
Annual Stock Grant	3/24/2021	2/25/2021	—	—	—	—	4,611	—	—	—	—	1,349,870
Annual Option Grant	3/24/2021	2/25/2021	—	—	—	—	—	—	—	15,789	292.75	899,973
MIP[2]	2/25/2021	2/25/2021	103,781	1,537,500	3,075,000	—	—	—	—	—	—	—
Ann-Marie Campbell												
Performance Shares	3/24/2021	2/25/2021	—	—	—	587	4,696	9,392	—	—	—	1,374,754
Annual Stock Grant	3/24/2021	2/25/2021	—	—	—	—	2,818	—	—	—	—	824,970
Annual Option Grant	3/24/2021	2/25/2021	—	—	—	—	—	—	—	9,649	292.75	549,993
MIP[2]	2/25/2021	2/25/2021	58,793	871,000	1,742,000	—	—	—	—	—	—	—
Matthew A. Carey												
Performance Shares	3/24/2021	2/25/2021	—	—	—	469	3,757	7,514	—	—	—	1,099,862
Annual Stock Grant	3/24/2021	2/25/2021	—	—	—	—	2,254	—	—	—	—	659,859
Annual Option Grant	3/24/2021	2/25/2021	—	—	—	—	—	—	—	7,719	292.75	439,983
MIP[2]	2/25/2021	2/25/2021	56,734	840,500	1,681,000	—	—	—	—	—	—	—

(1) All awards were granted under the Omnibus Plan other than MIP awards.

(2) The Fiscal 2021 MIP was based on achievement of pre-established performance goals as described in the Compensation Discussion and Analysis. The amount in the "Threshold" column for the Fiscal 2021 MIP reflects the minimum possible payout based upon assumed achievement of the threshold performance levels as discussed below under "Terms of Plan-Based Awards Granted to the NEOs for Fiscal 2021—Fiscal 2021 MIP."

(3) Annual equity awards under the Omnibus Plan were approved at the February 25, 2021 meeting of the LDC Committee (or on February 25, 2021 by the independent Board members for the CEO) but were effective as of March 24, 2021. See discussion under "—Management of Compensation-Related Risk—Equity Grant Procedures" on page 64 in the Compensation Discussion and Analysis above.

(4) Amounts represent the grant date fair value of awards granted in Fiscal 2021 computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are set forth in Note 8 to the Company's consolidated financial statements as filed with the SEC in the 2021 Form 10-K. The valuation of restricted stock and performance share awards is based on the closing stock price on the grant date.

TERMS OF PLAN-BASED AWARDS GRANTED TO NEOS FOR FISCAL 2021

The LDC Committee approved the Fiscal 2021 annual grants of performance shares, performance-based restricted stock and stock options under the Omnibus Plan for the NEOs other than Mr. Menear. Mr. Menear's awards were approved by the independent members of the Board.

Award Type	Award Terms
Performance Shares	For Fiscal 2021, 50% of the annual equity grant provided to the NEOs was in the form of performance shares. The terms and conditions of the awards are described under "—Elements of our Compensation Programs—Long-Term Incentives" in the Compensation Discussion and Analysis above. Upon termination of employment without cause within 12 months following a change in control, the executive would be entitled to a pro rata portion of performance shares based on actual performance for the portion of the performance period before a change in control, plus a pro rata portion of the target performance shares for the portion of the performance period after a change in control.

In the event of death, disability or termination of employment at or after age 60 with at least five years of continuous service ("retirement"), the executive or his or her estate will be entitled to receive any performance shares ultimately earned, and in the event of death or disability before retirement, a pro rata portion of any shares ultimately earned. Because Mr. Menear had reached age 60 and had more than five years of service at the time of the grant of the awards, he is "retirement eligible" and his performance share awards are non-forfeitable, although payout, if any, is based on achievement of the performance goals. Dividend equivalents accrue on performance share awards (as reinvested shares) and are paid upon the payout of the award based on the actual number of shares earned. |
| **Annual Stock Grants** | For Fiscal 2021, 30% of the annual equity grant provided to the NEOs was in the form of performance-based restricted stock, which was forfeitable if Fiscal 2021 operating profit was less than 90% of the MIP target for Fiscal 2021. If the performance target is met, as it was for Fiscal 2021, the awards are then subject to time-based vesting. The annual restricted stock grants vest 50% on each of the 30-month and 60-month anniversaries of the grant date, subject to continued employment through the vesting date, or upon termination due to death or disability or termination without cause within 12 months following a change in control.

In addition, if the performance target is met, the restricted stock becomes non-forfeitable once the executive reaches retirement eligibility, but it is not transferable before the time-based vesting dates. Because Mr. Menear was retirement eligible at the time of the grant, his awards became non-forfeitable when the performance condition was met but remain non-transferable until the time-based vesting dates. Dividends on the restricted stock are accrued (as cash dividends) and not paid out to executive officers unless the performance target is met. Once the performance target is met, cash dividends are then paid currently on the shares of restricted stock. |
| **Annual Stock Option Grants** | For Fiscal 2021, 20% of the annual equity grant provided to the NEOs was in the form of nonqualified stock options. The stock option awards vest 25% per year on the second, third, fourth and fifth anniversaries of the grant date, subject to continued employment through the vesting date, or upon termination due to death or disability or termination without cause within 12 months following a change in control. |

Award Type	Award Terms
Annual Stock Option Grants (continued)	In addition, the stock option awards become non-forfeitable once the executive becomes retirement eligible but are not exercisable before the time-based vesting dates. Generally, stock options may be exercised, once vested, over the remainder of the ten-year option term, subject to continued employment or meeting the retirement eligibility requirements. Because Mr. Menear was retirement eligible at the time of the grant, his option awards are non-forfeitable but are not exercisable until the time-based vesting dates.
Fiscal 2021 MIP	Each of the NEOs participated in the Fiscal 2021 MIP, the Company's annual cash-based incentive plan. The Fiscal 2021 MIP payout was based upon achievement of pre-established financial performance goals, as described under "—Elements of Our Compensation Programs—Annual Cash Incentive" in the Compensation Discussion and Analysis starting on page 58 above. The LDC Committee approved threshold, target and maximum payout levels for Fiscal 2021 for the NEOs under the MIP. The threshold, target and maximum potential payouts under the MIP for the NEOs reflect the following percentages of base salary at the end of Fiscal 2021:

	Percentage of Base Salary		
Name	**Threshold**	**Target**	**Maximum**
Craig A. Menear	14%	200%	400%
Richard V. McPhail	7%	100%	200%
Edward P. Decker	10%	150%	300%
Ann-Marie Campbell	7%	100%	200%
Matthew A. Carey	7%	100%	200%

Because the operating profit threshold must be met for any payout to occur, the threshold percentage above reflects the minimum possible payout based upon assumed achievement of that threshold. In addition, once an executive becomes retirement eligible, if the executive retires prior to the MIP payment date, the executive receives a payout that is prorated based on the time the executive served in his or her role during the fiscal year until the date of retirement. The actual amounts earned by the NEOs based on achievement of Fiscal 2021 MIP performance goals are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards as of the end of Fiscal 2021 granted to the NEOs.

	OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR-END								
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Craig A. Menear	83,630	—	—	78.87	3/25/2024	4,061	1,488,519	37,245	13,652,089
	215,305	—	—	97.57	11/19/2024	3,377	1,237,806	41,667	15,272,567
	125,955	—	—	116.15	3/23/2025	3,510	1,286,555	25,297	9,272,265
	120,075	—	—	130.22	3/22/2026	7,202	2,639,821	—	—
	50,448	16,817	—	147.36	3/21/2027	7,480	2,741,719	—	—
	22,663	22,664	—	178.02	3/20/2028	—	—	—	—
	13,528	40,586	—	189.25	3/26/2029	—	—	—	—
	—	40,942	—	181.76	3/24/2030	—	—	—	—
	—	25,614	—	292.75	3/23/2031	—	—	—	—
Richard V. McPhail	10,796	—	—	116.15	3/23/2025	662	242,649	3,315	1,215,422
	9,869	—	—	130.22	3/22/2026	548	200,864	11,414	4,183,775
	4,491	1,498	—	147.36	3/21/2027	515	188,768	7,796	2,857,467
	2,018	2,018	—	178.02	3/20/2028	1,143	418,955	—	—
	1,204	3,614	—	189.25	3/26/2029	3,301	1,209,949	—	—
	1,820	5,462	—	218.54	11/20/2029	922	337,950	—	—
	—	11,217	—	181.76	3/24/2030	2,305	844,875	—	—
	—	4,960	—	270.93	11/18/2030	—	—	—	—
	—	7,894	—	292.75	3/23/2031	—	—	—	—
Edward P. Decker	26,664	—	—	78.87	3/25/2024	2,500	916,350	11,224	4,114,173
	17,414	—	—	91.15	8/20/2024	4,000	1,466,160	12,555	4,602,077
	35,987	—	—	116.15	3/23/2025	2,138	783,663	15,594	5,715,678
	32,897	—	—	130.22	3/22/2026	1,854	679,565	—	—
	14,512	4,838	—	147.36	3/21/2027	1,744	639,246	—	—
	6,830	6,830	—	178.02	3/20/2028	3,631	1,330,907	—	—
	4,077	12,231	—	189.25	3/26/2029	922	337,950	—	—
	—	12,338	—	181.76	3/24/2030	4,611	1,690,116	—	—
	—	4,960	—	270.93	11/18/2030	—	—	—	—
	—	15,789	—	292.75	3/23/2031	—	—	—	—
Ann-Marie Campbell	3,068	—	—	125.59	3/1/2026	2,138	783,663	11,224	4,114,173
	16,449	—	—	130.22	3/22/2026	1,854	679,565	12,555	4,602,077
	14,512	4,838	—	147.36	3/21/2027	1,744	639,246	9,529	3,492,625
	6,830	6,830	—	178.02	3/20/2028	3,631	1,330,907	—	—
	4,077	12,231	—	189.25	3/26/2029	922	337,950	—	—
	—	12,338	—	181.76	3/24/2030	2,818	1,032,910	—	—
	—	4,960	—	270.93	11/18/2030	—	—	—	—
	—	9,649	—	292.75	3/23/2031	—	—	—	—
Matthew A. Carey	15,203	5,068	—	147.36	3/21/2027	2,239	820,683	11,224	4,114,173
	6,830	6,830	—	178.02	3/20/2028	1,854	679,565	12,555	4,602,077
	4,077	12,231	—	189.25	3/26/2029	1,744	639,246	7,623	2,794,249
	—	12,338	—	181.76	3/24/2030	3,631	1,330,907	—	—
	—	7,719	—	292.75	3/23/2031	2,254	826,181	—	—

[1] Unexercisable stock options outstanding as of the end of Fiscal 2021 for each NEO vest as follows:

Vesting Date	C. Menear	R. McPhail	E. Decker	A. Campbell	M. Carey
March 21, 2022	11,332	1,009	3,415	3,415	3,415
March 22, 2022	16,817	1,498	4,838	4,838	5,068
March 25, 2022	10,235	2,804	3,084	3,084	3,084
March 27, 2022	13,529	1,205	4,077	4,077	4,077
November 19, 2022	—	1,240	1,240	1,240	—
November 21, 2022	—	1,821	—	—	—
March 21, 2023	11,332	1,009	3,415	3,415	3,415
March 24, 2023	6,403	1,973	3,947	2,412	1,929
March 25, 2023	10,236	2,804	3,085	3,085	3,085
March 27, 2023	13,528	1,204	4,077	4,077	4,077
November 19, 2023	—	1,240	1,240	1,240	—
November 21, 2023	—	1,820	—	—	—
March 24, 2024	6,404	1,974	3,947	2,412	1,930
March 25, 2024	10,235	2,804	3,084	3,084	3,084
March 27, 2024	13,529	1,205	4,077	4,077	4,077
November 19, 2024	—	1,240	1,240	1,240	—
November 21, 2024	—	1,821	—	—	—
March 24, 2025	6,403	1,973	3,947	2,412	1,930
March 25, 2025	10,236	2,805	3,085	3,085	3,085
November 19, 2025	—	1,240	1,240	1,240	—
March 24, 2026	6,404	1,974	3,948	2,413	1,930
Total	**146,623**	**36,663**	**56,986**	**50,846**	**44,186**

[2] Restricted stock outstanding as of the end of Fiscal 2021 for each NEO vests as follows:

Vesting Date	C. Menear	R. McPhail	E. Decker	A. Campbell	M. Carey
March 22, 2022	4,061	662	2,138	2,138	2,239
May 21, 2022	—	571	—	—	—
September 25, 2022	3,601	1,650	1,815	1,815	1,815
March 21, 2023	3,377	548	1,854	1,854	1,854
May 19, 2023	—	461	461	461	—
September 24, 2023	3,740	1,152	2,305	1,409	1,127
March 27, 2024	3,510	515	1,744	1,744	1,744
November 21, 2024	—	572	—	—	—
March 13, 2025	—	—	6,500	—	—
March 25, 2025	3,601	1,651	1,816	1,816	1,816
November 19, 2025	—	461	461	461	—
March 24, 2026	3,740	1,153	2,306	1,409	1,127
Total	**25,630**	**9,396**	**21,400**	**13,107**	**11,722**

The reported value of the restricted stock awards is based on the closing stock price on January 28, 2022, the last trading day of Fiscal 2021.

[3] The NEOs' performance share awards are earned upon the completion of the three-year performance periods ending January 30, 2022, January 29, 2023, and January 28, 2024, based on achievement of pre-established average ROIC and operating profit goals, as described above in the Compensation Discussion and Analysis under "—Elements of Our Compensation Programs—Long-Term Incentives—Performance Shares" starting on page 60 and under "Terms of Plan-Based Awards Granted to NEOs for Fiscal 2021— Performance Shares" on page 69. The awards are paid out following certification by the LDC Committee of the achievement of the goals after completion of the applicable performance period. For the Fiscal 2019-2021 award, the shares reported are the actual amount earned based on the performance level met as of January 30, 2022, as certified by the LDC Committee on February 24, 2022, and include dividend equivalents accrued on the award. For the Fiscal 2020-2022 award and the Fiscal 2021-2023 award, the reported number of shares includes dividend equivalents accrued through January 30, 2022 and assumes achievement of the maximum level of performance, in accordance with SEC requirements. The reported value of the performance share awards is based on the closing stock price on January 28, 2022, the last trading day of Fiscal 2021.

OPTIONS EXERCISED AND STOCK VESTED IN FISCAL 2021

The following table sets forth the options exercised and the shares of restricted stock and performance shares that vested for the NEOs during Fiscal 2021.

	OPTIONS EXERCISED AND STOCK VESTED IN FISCAL 2021			
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Craig A. Menear	68,468	17,514,486	33,945 [1]	9,135,706
Richard V. McPhail	14,544	4,566,234	3,127	869,453
Edward P. Decker	—	—	10,549	2,931,852
Ann-Marie Campbell	—	—	11,544	3,190,841
Matthew A. Carey	113,138	23,570,921	10,741	2,987,529

[1] Includes 4,846 shares withheld to pay taxes on restricted stock grants that became non-forfeitable on February 25, 2021. The remaining shares under these grants continue to be restricted until the time-based vesting dates are reached.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2021

The following table sets forth information regarding the participation of the NEOs in the Company's nonqualified deferred compensation plans for Fiscal 2021.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2021

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Craig A. Menear					
Restoration Plan(5)	N/A	—	1,367,073	—	4,957,466
Deferred Compensation Plan For Officers(6)	1,300,000	—	748,468	—	8,139,618
Richard V. McPhail					
Restoration Plan(5)	N/A	—	291,373	—	1,056,617
Edward P. Decker					
Restoration Plan(5)	N/A	—	756,182	—	2,742,170
Deferred Compensation Plan For Officers(6)	—	—	122,853	—	967,377
Ann-Marie Campbell					
Restoration Plan(5)	N/A	—	491,896	—	1,783,780
Matthew A. Carey					
Restoration Plan(5)	N/A	—	569,893	—	2,066,624

(1) Executive contributions represent deferral of base salary and incentive awards under the MIP during Fiscal 2021, which amounts are also disclosed in the Fiscal 2021 Salary column and the Fiscal 2020 Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. The Restoration Plan is non-elective, and the participants cannot make contributions to it.

(2) All Company contributions to the Restoration Plan are included as compensation in the Stock Awards column of the Summary Compensation Table. No contributions to the Restoration Plan are shown for Fiscal 2021 because the January 31, 2022 allocation date fell within Fiscal 2022. The Company does not make contributions to the Deferred Compensation Plan For Officers.

(3) Deferred Compensation Plan For Officers earnings represent notional returns on participant-selected investments. Restoration Plan earnings represent the change in the value of the underlying Company stock during Fiscal 2021 plus dividends that are credited at the same rate, and at the same time, that dividends are paid to all shareholders.

(4) For the Restoration Plan, amounts in the aggregate balance for Mr. Menear, Mr. McPhail, Mr. Decker, Ms. Campbell and Mr. Carey of $947,408, $58,260, $236,382, $84,405 and $455,800, respectively, were previously reported in the Summary Compensation Table. For the Deferred Compensation Plan For Officers, $4,530,173 of the aggregate balance amount for Mr. Menear was previously reported in the Summary Compensation Table.

(5) The Restoration Plan, an unfunded, nonqualified deferred compensation plan, provides management-level associates with a benefit equal to the matching contributions that they would have received under the Company's FutureBuilder 401(k) Plan if certain Internal Revenue Code limitations were not in place. On January 31 of each year, the plan makes an allocation to participant accounts in an amount equal to the participant's eligible earnings (generally, salary plus annual cash incentive award) during the prior calendar year minus the Internal Revenue Code limit for tax-qualified plans ($290,000 for 2021) multiplied by the current Company match level of 3.5%. This amount is then converted to units representing shares of the Company's common stock. Stock units credited to a participant's account are also credited with dividend equivalents at the same time, and in the same amount, as dividends are paid to shareholders. Participant account balances vest at the same time their account in the Company's tax-qualified FutureBuilder 401(k) Plan vests, which provides for 100% cliff vesting after three years of service. A participant's vested account balance is payable in shares of common stock on retirement or other employment termination. In-service withdrawals are not permitted.

(6) The Deferred Compensation Plan For Officers is an unfunded, nonqualified deferred compensation plan that allows officers to defer payment of up to 50% of base salary and up to 100% of annual cash incentive compensation until retirement or other employment termination. The Company makes no contributions to the Deferred Compensation Plan For Officers. Participants may also elect an in-service distribution during a designated calendar year or over a period of not more than ten years, or upon a change in control of the Company. Commencing at retirement after age 60 or one year thereafter, payment is made, at the participant's election, in a single sum or equal annual installment payments over a period of not more than ten years, provided that distribution in a single sum is automatically made on termination for reasons other than retirement or disability. Participants direct the manner in which their account balances are deemed invested among an array of investment funds, and notional earnings are credited to participant accounts based on fund returns. Accounts are 100% vested at all times.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Termination Without Cause or For Good Reason

The employment arrangements with our NEOs do not entitle them to any severance payments upon employment termination. They would, however, be entitled to any vested benefits under Company plans in which they participate. Each of the NEOs is subject to non-competition and non-solicitation restrictions for periods ranging from 24 to 36 months post-termination. Each NEO is also subject to post-termination confidentiality restrictions.

Change in Control

The Company does not maintain change in control agreements for its executives. Since Fiscal 2013, our standard form of equity award agreement adopted by the LDC Committee has provided for accelerated vesting if the executive is terminated without cause within 12 months following a change in control. Prior to Fiscal 2013, our equity awards provided for accelerated vesting solely upon a change in control regardless of any termination of employment. The vast majority of these awards have vested in accordance with their terms.

The following table sets forth the estimated value that the NEOs would be entitled to receive due to accelerated vesting of outstanding awards assuming a change in control of the Company as of January 30, 2022, both with and without a termination of employment. In addition, in the event of a termination of employment, the NEOs would be entitled to receive vested benefits under Company plans in which they participate, including amounts under the Restoration Plan and, if applicable, the Deferred Compensation Plan For Officers, as set forth in the Nonqualified Deferred Compensation table on page 74 of this Proxy Statement.

	CHANGE IN CONTROL			
	Change in Control Only	Change in Control Followed by Termination Without Cause		
Name	Value of Restricted Stock Awards ($)[1]	Value of Additional Restricted Stock and Option Awards Vesting on Termination ($)[2]	Value of Performance Shares Vesting on Termination ($)[3]	Total Assuming Change in Control AND Termination of Employment ($)
Craig A. Menear	—	34,003,799	18,908,332	52,912,131
Richard V. McPhail	—	8,731,278	5,391,070	14,122,348
Edward P. Decker	2,382,510	13,896,976	7,644,925	23,924,411
Ann-Marie Campbell	—	12,786,699	6,163,004	18,949,703
Matthew A. Carey	—	11,712,812	5,697,498	17,410,310

[1] Value reflects outstanding shares of restricted stock granted prior to Fiscal 2013, multiplied by a closing stock price of $366.54 on January 28, 2022.

[2] Value reflects outstanding shares of restricted stock granted since Fiscal 2013, multiplied by a closing stock price of $366.54 on January 28, 2022, and the intrinsic value as of January 28, 2022 of outstanding unvested stock options granted in Fiscal 2013 through Fiscal 2021, using the closing stock price of $366.54 on January 28, 2022.

[3] Value reflects the following: (a) for the Fiscal 2020-2022 performance share award, (i) shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021 multiplied by a ratio of 728 days in the performance period through January 30, 2022 to 1,092 total days in the performance period, plus (ii) target performance shares multiplied by the ratio of 364 days remaining in the performance period after January 30, 2022 to 1,092 total days in the performance period; and (b) for the Fiscal 2021-2023 performance share award, (i) shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021 multiplied by a ratio of 364 days in the performance period through January 30, 2022 to 1,092 total days in the performance period, plus (ii) target performance shares multiplied by the ratio of 728 days remaining in the performance period after January 30, 2022 to 1,092 total days in the performance period. In each case, the number of performance shares obtained is multiplied by a closing stock price of $366.54 on January 28, 2022 to determine the value as of the end of Fiscal 2021. Amounts include dividend equivalents accrued through the end of Fiscal 2021 converted into additional performance shares. Amounts do not include the value of the Fiscal 2019-2021 award because it was earned as of January 30, 2022, the last day of the performance period, and would be received regardless of whether there was a change in control.

Termination Due to Death or Disability

Equity awards made to salaried associates, including the NEOs, generally provide for accelerated vesting of the award upon employment termination due to death or disability. The following table sets forth the estimated value of benefits that the NEOs would be entitled to receive assuming death or disability as of January 30, 2022. In addition, the NEOs would be entitled to receive vested benefits under Company plans in which they participate, including amounts under the Restoration Plan and, if applicable, the Deferred Compensation Plan For Officers, as set forth in the Nonqualified Deferred Compensation table on page 74 of this Proxy Statement.

DEATH OR DISABILITY			
Name	**Value of Restricted Stock and Option Awards ($)[1]**	**Value of Performance Shares ($)**	**Death Benefit ($)[4]**	**Total ($)**
---	---	---	---	---
Craig A. Menear	34,003,799	24,544,251 [2]	400,000	58,948,050
Richard V. McPhail	8,731,278	3,741,274 [3]	400,000	12,872,552
Edward P. Decker	16,279,486	4,972,848 [3]	400,000	21,652,334
Ann-Marie Campbell	12,786,699	4,232,071 [3]	400,000	17,418,770
Matthew A. Carey	11,712,812	3,999,318 [3]	400,000	16,112,130

[1] Value reflects outstanding restricted stock at the end of Fiscal 2021, multiplied by a closing stock price of $366.54 on January 28, 2022, and outstanding unvested stock options based on the intrinsic value as of January 30, 2022, using the closing stock price of $366.54 on January 28, 2022.

[2] Value reflects the following: (a) for the Fiscal 2020-2022 performance share award, the shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021; and (b) for the Fiscal 2021-2023 performance share award, the shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021. The number of performance shares obtained is multiplied by a closing stock price of $366.54 on January 28, 2022 to determine the value as of the end of Fiscal 2021. Amounts include dividend equivalents accrued through the end of Fiscal 2021 converted into additional performance shares. Amounts do not include the value of the Fiscal 2019-2021 award because it was earned as of January 30, 2022, the last day of the performance period, and would be received regardless of the individual's death or disability.

[3] Value reflects the following: (a) for the Fiscal 2020-2022 performance share award, the prorated portion of shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021 multiplied by a ratio of 728 days in the performance period through January 30, 2022 to 1,092 total days in the performance period; and (b) for the Fiscal 2021-2023 performance share award, the prorated portion of shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021 multiplied by a ratio of 364 days in the performance period through January 30, 2022 to 1,092 total days in the performance period. The number of performance shares obtained is multiplied by a closing stock price of $366.54 on January 28, 2022 to determine the value as of the end of Fiscal 2021. Amounts include dividend equivalents accrued through the end of Fiscal 2021 converted into additional performance shares. Amounts do not include the value of the Fiscal 2019-2021 award because it was earned as of January 30, 2022, the last day of the performance period, and would be received regardless of the individual's death or disability.

[4] Value reflects a death benefit under the death-benefit-only program, which is only paid out upon death, not disability.

Termination Due to Retirement

With very few exceptions, equity awards made to salaried associates, including the NEOs, provide that the awards are no longer forfeitable upon retirement on or after age 60 with at least five years of continuous service with the Company. As of January 30, 2022, Mr. Menear was the only NEO who had met this condition. The following table sets forth the estimated value of benefits that Mr. Menear would be entitled to receive assuming termination due to retirement as of January 30, 2022. Mr. Menear would also be entitled to amounts under the Restoration Plan and, if applicable, the Deferred Compensation Plan For Officers, as set forth in the Nonqualified Deferred Compensation table on page 74 of this Proxy Statement.

RETIREMENT			
Name	Value of Restricted Stock and Option Awards ($)[1]	Value of Performance Shares ($)[2]	Total ($)
Craig A. Menear	34,003,799	24,544,251	58,548,050

[1] Value reflects restricted stock grants that have the retirement eligibility provision described above and that are outstanding at the end of Fiscal 2021, multiplied by a closing stock price of $366.54 on January 28, 2022, and unvested stock options that have the retirement eligibility provision, based on the intrinsic value as of January 30, 2022, using the closing stock price of $366.54 on January 28, 2022. The restricted stock grants would remain non-transferable, and the stock options would remain non-exercisable, until the time-based vesting dates.

[2] Value reflects the following: (a) for the Fiscal 2020-2022 performance share award, the shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021; and (b) for the Fiscal 2021-2023 performance share award, the shares that would have been earned based on 200.0% actual performance at the end of Fiscal 2021. The number of performance shares obtained is multiplied by a closing stock price of $366.54 on January 28, 2022 to determine the value as of the end of Fiscal 2021. Amounts include dividend equivalents accrued through the end of Fiscal 2021 converted into additional performance shares. Amounts do not include the value of the Fiscal 2019-2021 award because it was earned as of January 30, 2022, the last day of the performance period, and would be received regardless of the individual's retirement.

CEO PAY RATIO

Compensation at all levels of the Company is aligned with our philosophy of taking care of our associates and motivating them to deliver a superior customer experience. As noted above in the Executive Summary of the Compensation Discussion and Analysis on page 51, in late Fiscal 2020, we transitioned temporary COVID-related benefits to permanent compensation enhancements for our frontline, hourly associates, and throughout Fiscal 2021, we have continued to assess our compensation program and make additional enhancements to maintain the competitiveness of our associate compensation. Non-management associates (full- and part-time) participate in our Success Sharing bonus program, which provides semi-annual cash awards for performance against our business plan, including sales plan and productivity goals. In addition, non-management associates are eligible to earn awards for superior performance and customer service at the individual, store, facility, and district levels. Due to the outstanding performance of our non-management associates in Fiscal 2021, we made substantial payouts under our Success Sharing program, with 100% of stores receiving Success Sharing in each of the first and second halves of Fiscal 2021. This resulted in record Success Sharing bonus payments to our non-management associates of approximately $739 million for Fiscal 2021. In addition, we established a merit increase budget for our associates in Fiscal 2021 of between 2.5% and 3%, and we continued our practice of making matching contributions under the FutureBuilder 401(k) Plan. We also provided a variety of recognition and teambuilding awards to recognize and reward top-performing associates and support morale.

In accordance with SEC rules, the following ratio compares the annual total compensation of our median-paid (or middle) associate (the "median-paid associate") for Fiscal 2021 with the annual total compensation of Craig Menear, our CEO in Fiscal 2021. The pay ratio included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K (the "pay ratio rule").

- The annual total compensation of our median-paid associate, other than our CEO, was $28,697. Our median-paid associate for Fiscal 2021 was an hourly employee in the U.S. The year-over-year increase in the compensation of our median-paid associate reflects Success Sharing payouts based on our strong operating results and the compensation enhancements we made starting in late Fiscal 2020.
- The annual total compensation of our CEO for Fiscal 2021, as reported in the Summary Compensation Table on page 65, was $13,059,751.
- Based on this information, for Fiscal 2021 the ratio of the annual total compensation of our CEO to the annual total compensation of our median-paid associate was 455 to 1.

For purposes of the above disclosure, we are required to identify our median-paid associate based upon our total workforce, without regard to their location, compensation arrangements, or full-time, part-time or seasonal status. To identify the median-paid associate, we used the following methodology, material assumptions, adjustments, and estimates:

- We determined our median-paid associate as of December 31, 2021, which was within the last three months of Fiscal 2021 as required by the pay ratio rule.
- At the end of Fiscal 2021, we employed a total of approximately 490,600 associates, of which approximately 437,000 were employed in the U.S. and approximately 53,500 were employed outside of the U.S. In calculating the pay ratio, we excluded, under the de minimis exception to the pay ratio rule, all of our associates in each of Mexico (approximately 19,200), China (245), India (25), Vietnam (21), Italy (1), Poland (1), and Turkey (1), which in total are approximately 19,500 associates, or 4.0% of our total associates.
- For Fiscal 2021, we identified our median-paid associate using W-2 payroll data (or the equivalent for our Canadian associates), rounded to the nearest dollar, for all associates included in the calculation. In Fiscal 2021, as we have done in prior years, we annualized pay for newly hired associates and associates on leave. We pay our Canadian associates in Canadian Dollars. For the purposes of this calculation, their pay was converted into U.S. Dollars using the exchange rate in effect on December 31, 2021. For Fiscal 2021, we had several full-year associates with the same dollar amount of W-2 compensation. Therefore, for each such associate we determined the associate's annual total compensation for Fiscal 2021, which ended January 30, 2022, and then identified the median-paid associate from that group based on the annual total compensation measure. This amount, consistent with

the compensation of our CEO, includes annual incentive compensation earned in Fiscal 2021 and paid in March 2022.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the Company's equity compensation plans as of the end of Fiscal 2021.

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity Compensation Plans Approved by Security Holders[1]	4,692,030 [2]	$150.30 [3]	135,763,762 [4]
Equity Compensation Plans Not Approved by Security Holders[5]	156,635 [6]	$— [7]	18,509,975 [8]
Total	4,848,665		154,273,737

[1] These plans are the 1997 Plan, the Omnibus Plan, the ESPP and the Directors Plan. The Directors Plan allows the Company's outside directors to elect to defer their cash retainers for deferred stock units payable in shares of the Company's common stock on termination of Board service.

[2] Includes an aggregate of 3,640,680 stock options under the Omnibus Plan, 5,371 deferred shares or deferred stock units under the 1997 Plan, 518,930 deferred shares, deferred stock units or restricted stock units under the Omnibus Plan, 447,645 performance shares under the Omnibus Plan, and 79,404 deferred stock units credited to participant accounts under the Directors Plan. Does not include 6,332 outstanding restricted shares granted under the 1997 Plan and 3,076,754 outstanding restricted shares granted under the Omnibus Plan.

[3] Weighted-average exercise price of outstanding options; excludes deferred shares, deferred stock units, deferred stock rights, restricted stock units, performance shares and shares of restricted stock under the 1997 Plan and the Omnibus Plan, deferred stock units under the Directors Plan, and rights to purchase shares under the ESPP.

[4] Represents 117,152,975 shares under the Omnibus Plan, 16,637,288 shares under the ESPP (see Note 8 to the Company's consolidated financial statements included in the 2021 Form 10-K and Exhibit 10.12 to the 2021 Form 10-K), and 1,973,499 shares under the Directors Plan.

[5] These plans are the Company's Non-U.S. ESPP (see Note 8 to the Company's consolidated financial statements in the 2021 Form 10-K and Exhibit 10.12 to the 2021 Form 10-K) and the Restoration Plan (see Note 9 to the Company's consolidated financial statements in the Company's 2021 Form 10-K and Exhibits 10.8 and 10.9 to the 2021 Form 10-K).

[6] Represents deferred stock units under the Restoration Plan referred to in footnote 5.

[7] Outstanding equity consists solely of rights to purchase shares under the Non-U.S. ESPP and deferred stock units granted under the Restoration Plan; therefore, there is no weighted-average exercise price.

[8] Represents shares available under the Non-U.S. ESPP.

DIRECTOR COMPENSATION

Our philosophy with respect to director compensation is to align the interests of non-employee directors with the interests of our shareholders. To implement this philosophy, our Corporate Governance Guidelines provide that the annual retainer for non-employee directors must be at least two-thirds equity. The Company presently provides 82% of each director's annual retainer in Company equity. Furthermore, consistent with our Corporate Governance Guidelines, director equity awards stipulate that shares of Company stock must continue to be held until the director retires from the Board or for one year after Board service ends for any reason other than ordinary Board retirement (at or after age 72), death, disability or a change in control of the Company.

Non-employee director compensation is assessed each year by the LDC Committee, based on input from its independent compensation consultant and taking into account compensation paid to non-employee directors at the companies in the same peer group used for executive compensation purposes, as described above in the Compensation Discussion and Analysis under "Compensation Determination Process—Benchmarking" starting on page 55. For compensation to be paid in Fiscal 2021, this assessment took place in August 2020. Based on this assessment, the LDC Committee did not recommend any changes to non-employee director compensation for Fiscal 2021.

Each non-employee director who was a Board member during Fiscal 2021 received an annual retainer of $280,000 as of the date of the 2021 annual meeting. The annual retainer was paid in the following manner:

- $230,000 in the form of deferred shares granted under the Omnibus Plan; and
- $50,000 in the form of cash or deferred stock units under the Directors Plan, at the election of the director.

The deferred shares and deferred stock units, together with dividend equivalents that accrue thereon, are payable in shares of the Company's common stock following termination of Board service. Director compensation is paid for the twelve-month period commencing with each annual meeting of shareholders. A pro rata portion of annual director compensation is paid to directors who become Board members after the annual meeting as follows: 100% for appointments on or before the six-month anniversary of the annual meeting, 50% after the six-month but not later than the nine-month anniversary of the annual meeting, and 25% after the nine-month anniversary of the annual meeting.

For Fiscal 2021, on the date of the 2021 annual meeting the non-employee directors who served as Chairs of the Board committees also received the following amounts:

Committee	Chair Retainer Amount
Audit	$25,000
Finance	$20,000
Leadership Development and Compensation	$20,000
Nominating and Corporate Governance	$20,000

In addition, Mr. Boyd received a retainer of $20,000 in connection with his appointment as Chair of the Nominating and Corporate Governance Committee in October 2021 following Ms. Foulkes' departure. Board committee Chair retainers were payable in cash or deferred stock units under the Directors Plan, at the election of the director.

The Lead Director also receives an additional retainer of $80,000 in the form of cash or, at his election, deferred stock units under the Directors Plan. To meet the two-thirds equity requirement in the Corporate Governance Guidelines, the Lead Director must elect to receive at least 7.7% of the aggregate of his cash retainers in the form of deferred stock units under the Directors Plan, with the remainder paid in the form of cash or deferred stock units under the Directors Plan, at the election of the Lead Director. For Fiscal 2021, our Lead Director elected to receive 100% of his cash retainers in deferred stock units under the Directors Plan.

The Company also pays (or provides for reimbursement of) the travel and accommodation expenses of directors and, when requested by the Company, their spouses, to attend Board meetings, conduct store visits and participate in other corporate functions.

The Company maintains a program through which it will match up to $10,000 of charitable donations made by each director, including the Chair, for each calendar year. In addition, the Company will match up to $5,000 of any non-employee director's contribution to the political action committee sponsored by the Company with a donation to a charitable organization of the director's choice. The directors do not receive any financial benefit from these programs because the charitable deductions, to the extent permitted, accrue solely to the Company. Donations under the programs are not made to any charity from which the director (or a party related to the director) directly or indirectly receives compensation.

The following table sets forth the compensation paid to or earned during Fiscal 2021 by our non-employee directors who served during Fiscal 2021. Because Ms. Santilli and Ms. Seidman-Becker did not join the Board until Fiscal 2022, they did not receive any compensation in Fiscal 2021 and are not included in the table.

DIRECTOR COMPENSATION				
Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
Gerard J. Arpey	50,000	230,000	15,000	295,000
Ari Bousbib	70,000	230,000	5,000	305,000
Jeffery H. Boyd	70,000	230,000	15,000	315,000
Gregory D. Brenneman	130,000	230,000	10,000	370,000
J. Frank Brown	75,000	230,000	10,000	315,000
Albert P. Carey	70,000	230,000	15,000	315,000
Helena B. Foulkes[5]	70,000	230,000	15,000	315,000
Linda R. Gooden	50,000	230,000	10,000	290,000
Wayne M. Hewett	50,000	230,000	12,500	292,500
Manuel Kadre	50,000	230,000	15,000	295,000
Stephanie C. Linnartz	50,000	230,000	15,000	295,000

[1] Fees earned or paid in cash vary because, in addition to the $50,000 annual retainer, they include retainers for Chair and Lead Director positions. Mr. Bousbib, Mr. Boyd, Mr. Brenneman, Mr. Brown, Mr. Carey, Ms. Foulkes, Mr. Hewett, Mr. Kadre, and Ms. Linnartz deferred 100% of their annual cash Board retainers under the Directors Plan, which retainers were converted into stock units that are payable in shares of Company common stock following termination of Board service. Mr. Bousbib, Mr. Brown, Mr. Carey and Ms. Foulkes also deferred 100% of their committee Chair retainers, and Mr. Brenneman deferred 100% of his Lead Director retainer. Dividend equivalents are credited on stock units in the Directors Plan at the same rate, and at the same time, that dividends are paid to shareholders.

[2] Amounts set forth in the Stock Awards column represent the aggregate grant date fair value of awards granted in Fiscal 2021 computed in accordance with FASB ASC Topic 718. The grant date fair value of the deferred share award granted during Fiscal 2021 is set forth in the following table, computed in accordance with FASB ASC Topic 718 based on the closing stock price on the grant date. There were no deferred share forfeitures by the directors during Fiscal 2021.

Grant Date	Shares (#)	Value ($)	Directors Who Received
05/20/2021	728	230,000	Arpey, Bousbib, Boyd, Brenneman, Brown, Carey, Foulkes, Gooden, Hewett, Kadre, Linnartz

[3] As of the end of Fiscal 2021, our non-employee directors who served during Fiscal 2021 held the following outstanding equity:

Name	Restricted Stock	Deferred Shares	Deferred Stock Units	Shares Owned Outright	Shares Owned Indirectly	Total
Gerard J. Arpey	—	10,244	—	1,000	—	11,244
Ari Bousbib	—	77,830	20,076	10,000	—	107,906
Jeffery H. Boyd	—	7,993	1,738	10,000	65	19,796
Gregory D. Brenneman	1,332	94,771	36,127	45,000	16,877	194,107
J. Frank Brown	—	31,751	7,555	1,000	—	40,306
Albert P. Carey	—	69,472	9,943	1,100	—	80,515
Helena B. Foulkes[a]	—	17,421	—	—	—	17,421
Linda R. Gooden	—	10,210	183	1,500	—	11,893
Wayne M. Hewett	—	13,840	1,763	1,650	—	17,253
Manuel Kadre	—	4,273	929	3,000	—	8,202
Stephanie C. Linnartz	—	4,358	947	1,030	—	6,335

[a] Amounts in this table for Ms. Foulkes reflect deferred shares that will be distributed to her on the first anniversary of her departure from the Board. Because Ms. Foulkes has not been a director since October 12, 2021, she is no longer required to report ownership of Company equity that she owns.

[4] Amounts reported reflect matching charitable contributions.

[5] Ms. Foulkes resigned from the Board effective October 12, 2021.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE REPORT

Each member of the LDC Committee is independent under SEC rules, NYSE listing standards and the Director Independence Standards set forth in the Company's Corporate Governance Guidelines.

The LDC Committee acts under a written charter which sets forth its responsibilities and duties, as well as requirements for the LDC Committee's composition and meetings. The LDC Committee's primary responsibility is to (a) assist the Board in developing and evaluating potential candidates for executive positions, including the CEO, (b) oversee the development of executive succession plans, and (c) approve compensation strategy, including the corporate goals and objectives relevant to the compensation of the Company's senior executive officers, including the CEO, to ensure that management is afforded appropriate incentives and rewarded appropriately for contributions to the Company's growth and profitability and that the executive compensation strategy supports the Company's objectives and shareholder interests.

The LDC Committee also oversees management's decisions concerning the performance and compensation of other Company officers, administers the Company's equity-based and incentive-based compensation plans, regularly evaluates the effectiveness of the Company's overall executive compensation program, and reviews the overall compensation and benefits strategy for all associates of the Company to ensure consistency with the Company's stated compensation strategy, including human capital management and diversity and inclusion matters. In addition, the LDC Committee periodically reviews the compensation and benefits offered to non-employee directors and recommends changes as appropriate.

A more complete description of the LDC Committee's functions is set forth in the LDC Committee charter, which is available on the Company's Investor Relations website at https://ir.homedepot.com under "Corporate Governance > Committee Members & Charters" and is also available in print at no charge upon request.

The LDC Committee has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based upon such review and discussions, the LDC Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for Fiscal 2021.

This report has been furnished by the current members of the LDC Committee:

- Albert P. Carey, Chair
- Linda R. Gooden
- Wayne M. Hewett
- Stephanie C. Linnartz
- Caryn Seidman-Becker

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table shows the Company common stock beneficially owned, as of March 4, 2022, by our directors, the NEOs, and our directors and executive officers as a group. Except as otherwise noted, the beneficial owners listed have sole voting and investment power with respect to the shares shown. An asterisk (*) in the Percent of Class column indicates beneficial ownership of less than 1%. The percentage ownership is based on the number of shares of our common stock outstanding as of March 4, 2022.

Name of Beneficial Owner	Total Beneficial Ownership[1]	Deferred Shares/ Stock Units[7]	Percent of Class
Craig A. Menear	887,609 [2]	13,993	*
Gerard J. Arpey	1,000	10,244	*
Ari Bousbib	10,000	97,907	*
Jeffery H. Boyd	10,065 [3]	9,731	*
Gregory D. Brenneman	63,209 [4]	130,898	*
J. Frank Brown	1,000	39,306	*
Albert P. Carey	1,100	79,415	*
Linda R. Gooden	1,500	10,393	*
Wayne M. Hewett	1,650	15,603	*
Manuel Kadre	3,000	5,202	*
Stephanie Linnartz	1,030	5,305	*
Paula Santilli	—	218	*
Caryn Seidman-Becker	—	218	*
Ann-Marie Campbell	122,811 [5]	5,083	*
Matthew A. Carey	87,261	5,846	*
Edward P. Decker	239,940	7,765	*
Richard V. McPhail	62,724	3,092	*
Directors and executive officers as a group (22 people)	1,765,419 [6]	448,895	0.17%

[1] Represents the number of shares beneficially owned, which includes equivalent shares credited under our FutureBuilder 401(k) Plan and restricted stock granted under the Omnibus Plan and the 1997 Plan. In addition, these amounts include shares subject to options exercisable within 60 days of March 4, 2022 as follows: Craig A. Menear – 683,517; Ann-Marie Campbell – 60,350; Matthew A. Carey – 41,754; Edward P. Decker – 153,795; Richard V. McPhail – 36,714; and directors and executive officers as a group (22 people) – 1,106,835. Amounts in this column do not include shares to be received upon settlement of deferred stock units or deferred shares more than 60 days after March 4, 2022, which shares are reflected in the Deferred Shares/Stock Units column of the table. The deferred stock units and deferred shares have no voting rights. Our Securities Laws Policy requires directors and executive officers to pre-clear any pledge of shares of our common stock as security for any indebtedness (including any margin loans), and none of our directors or executive officers has any such pledged shares. Consistent with our anti-hedging policy, described more fully on page 63 of the Compensation Discussion and Analysis, none of our directors or executive officers has entered into any hedging transactions with regard to his or her ownership of our common stock.

[2] This amount includes 24,100 shares held in a family trust.

[3] This amount includes 65 shares held by Brothers Brook LLC, of which Mr. Boyd is the Managing Director.

[4] This amount includes 16,877 shares held by a family member.

[5] This amount includes 12,922 shares held by a charitable trust.

[6] This amount includes the shares reflected in footnotes 2-5 above and 60 shares held by a spouse.

[7] These amounts reflect deferred shares and deferred stock units granted under the Omnibus Plan, deferred stock units granted under the Directors Plan, and stock units granted under the Restoration Plan. None of these amounts are included in the Percent of Class calculation.

The following table contains information about the number of shares of our common stock held as of December 31, 2021 by persons we know to be the beneficial owners of more than 5% of our outstanding common stock. The percentage ownership is based on the number of shares of our common stock outstanding as of March 4, 2022.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
The Vanguard Group, Inc.[1] 100 Vanguard Boulevard Malvern, PA 19355	93,202,329	9.0%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	70,040,522	6.8%

[1] Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2022. The Vanguard Group, Inc. reported that it has sole dispositive power as to 88,730,068 of these shares, shared dispositive power as to 4,472,261 of these shares, and shared voting power as to 1,792,537 of these shares.

[2] Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 1, 2022. BlackRock, Inc. reported that it has sole dispositive power as to all of these shares and sole voting power as to 59,641,701 of these shares.

ABOUT THE 2022 ANNUAL MEETING OF SHAREHOLDERS

WHEN AND WHERE IS THE MEETING?

The 2022 Annual Meeting of Shareholders of the Company will be held on Thursday, May 19, 2022, from 9:00 a.m., Eastern Time, to 10:00 a.m., Eastern Time. The Meeting will be held entirely online via live webcast at www.virtualshareholdermeeting.com/HD2022.

WHY ARE WE HAVING A VIRTUAL MEETING?

In light of the continuing COVID-19 pandemic and for the safety of our shareholders, associates, and other members of the community, this year's Meeting will be held in a virtual format only. Shareholders can participate from any geographic location with internet connectivity. We believe this facilitates shareholder attendance and participation. It also reduces our costs and in a small way the carbon footprint of our activities. We have also worked to offer the same participation opportunities as if you attended the Meeting in person. Please see below for detailed information on how to attend the Meeting, vote your shares, submit questions, and examine our shareholder list.

HOW CAN I ATTEND THE MEETING?

Shareholders of record as of the close of business on March 21, 2022, the record date, or "street name" holders that hold a legal proxy, broker's proxy card or voting information form provided by their bank, broker or nominee, can attend the Meeting by accessing www.virtualshareholdermeeting.com/HD2022 and entering the 16-digit control number included in their proxy materials. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

If you do not have a 16-digit control number or you lost your control number, you may still attend the Meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/HD2022 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions, vote or examine the list of shareholders during the Meeting if you participate as a guest.

You may log into the Meeting beginning at 8:45 a.m., Eastern Time on May 19, 2022, and the Meeting will begin promptly at 9:00 a.m., Eastern Time. We recommend that you log in before the Meeting starts to allow time to check your internet connection, confirm your browser is up-to-date, and ensure you can hear the streaming audio. If you experience any technical difficulties accessing the Meeting or during the Meeting, please call the toll-free number that will be available on www.virtualshareholdermeeting.com/HD2022 for assistance. We will have technicians ready to assist you with any technical difficulties you may have beginning 15 minutes prior to the start of the Meeting. If there are any technical issues in convening or hosting the Meeting, we will promptly post information to our Investor Relations website at https://ir.homedepot.com/shareholder-services/annual-meeting, including information on when the Meeting will be reconvened.

A link to a replay of the Meeting will be posted to our Investor Relations website at https://ir.homedepot.com under "Events and Presentations" following the Meeting.

WHAT AM I VOTING ON?

You will be voting on the following items:

- Election to the Board of the 14 nominees named in this Proxy Statement to serve until the 2023 Annual Meeting of Shareholders;
- Ratification of the appointment of KPMG as the independent registered public accounting firm of the Company for Fiscal 2022;
- The advisory Say-on-Pay vote;
- Approval of the Omnibus Stock Incentive Plan, as Amended and Restated May 19, 2022;
- The six shareholder proposals described in this Proxy Statement, if properly presented; and
- Any other business properly brought before the Meeting.

The proponents of the shareholder proposals to be voted on at the Meeting will be provided with the opportunity to present their proposals by remote communications or similar means.

The Board recommends that you vote "For" each of the director nominees, the ratification of KPMG, Say-on-Pay, and the approval of the Omnibus Stock Incentive Plan.

The Board recommends that you vote "Against" each of the shareholder proposals.

WHO IS ENTITLED TO VOTE?

Holders of record of shares of the Company's common stock as of the close of business on March 21, 2022, the record date for the Meeting, are entitled to vote. Each share of common stock is entitled to one vote on each matter presented for a vote of the shareholders. As of March 21, 2022, we had 1,033,365,688 shares of common stock outstanding.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE MEETING?

In order for us to conduct the Meeting, holders of a majority of our outstanding shares of common stock as of the close of business on March 21, 2022 must be present in person or by proxy. This is referred to as a quorum. Your shares are counted as present if you attend the Meeting and properly submit your vote online during the Meeting, or if you properly return a proxy or voting instruction form over the Internet, by telephone or by mail as explained in more detail below. Abstentions and broker non-votes (as defined below) will be counted for purposes of establishing a quorum but will not affect the outcome of the vote on any proposal. If a quorum is not present at the Meeting, the Meeting may be adjourned from time to time until a quorum is present.

CAN I ASK QUESTIONS AT THE MEETING?

Yes. As part of the Meeting, we will hold a question and answer session, which will include questions submitted both live and prior to the Meeting. You may submit a question before the Meeting at www.proxyvote.com after logging in with your 16-digit control number until the day before the Meeting. Alternatively, you will be able to submit questions live during the Meeting by accessing the Meeting at www.virtualshareholdermeeting.com/HD2022 using your 16-digit control number.

Shareholder questions or comments are welcome, but we will only answer questions pertinent to Meeting matters, subject to time constraints. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to Meeting matters and therefore will not be answered at the Meeting. In addition, we will not address comments or questions that are derogatory to individuals or otherwise in bad taste, related to personal grievances, or matters of individual concern that are not of interest to shareholders generally.

If we are unable to answer your question during the Meeting due to time constraints, you are encouraged to contact The Home Depot Investor Relations department at investor_relations@homedepot.com.

WHO IS SOLICITING MY VOTE?

The Company is providing this Proxy Statement in connection with the solicitation by the Board of proxies to be voted at the Meeting and at any reconvened or rescheduled meeting following any adjournment or postponement of the Meeting.

HOW DO I VOTE BEFORE THE MEETING?

If you are a registered shareholder, which means you hold your shares in certificate form or through an account with our transfer agent, Computershare Trust Company, N.A., you have three options for voting before the Meeting:

- Over the Internet, at www.proxyvote.com, by following the instructions on the Notice or proxy card;
- By telephone, by dialing 1-800-690-6903; or
- By completing, dating, signing and returning a proxy card by mail.

If your valid proxy is received by Internet, telephone or mail, your shares will be voted at the Meeting in accordance with your instructions.

If you are a beneficial holder, meaning you hold your shares in "street name" through an account with a bank or broker, your ability to vote over the Internet or by telephone depends on the voting procedures of your bank or broker. Please follow the directions on the voting instruction form that your bank or broker provides.

MAY I VOTE AT THE MEETING?

Yes. Shares held directly in your name as the shareholder of record may be voted if you are attending the Meeting by entering the 16-digit control number found on your proxy card or Notice of Internet Availability when you log into the Meeting. Even if you plan to attend the Meeting, we recommend that you vote in advance, as described above under "How Do I Vote Before the Meeting?" so that your vote will be counted if you later decide not to attend the Meeting.

Shares held in "street name" through a brokerage account or by a broker, bank or other nominee may be voted at the Meeting by entering the 16-digit control number found on your voter instruction form when you log into the Meeting.

MAY I REVOKE MY PROXY AND/OR CHANGE MY VOTE?
Yes. You may revoke your proxy and/or change your vote by:

- Signing another proxy card with a later date and delivering it to us before the Meeting;
- Voting again over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on May 18, 2022;
- Voting during the Meeting before the polls close using your 16-digit control number; or
- Notifying the Company's Corporate Secretary in writing before the Meeting that you revoke your proxy.

HOW DO I VOTE IF I PARTICIPATE IN ONE OF THE COMPANY'S RETIREMENT PLANS?
You may vote your shares over the Internet, by telephone, by mail or during the Meeting as if you are a registered shareholder, as described in this Proxy Statement. By voting, you are instructing the trustee of your plan to vote all of your shares as directed. If you do not vote, the shares credited to your account will be voted by the trustee in the same proportion that it votes shares in other accounts for which it received timely instructions. If, however, you hold shares through the self-directed brokerage window of your plan or you participate in one of the Company's Canada-based retirement plans and, in either case, you do not vote those shares, those shares will not be voted.

WHAT IF I SIGN AND RETURN MY PROXY BUT DO NOT PROVIDE VOTING INSTRUCTIONS?
Proxies that are signed, dated and returned but do not contain voting instructions will be voted:

- "For" the election of all of the 14 named director nominees;
- "For" the ratification of the appointment of KPMG;
- "For" the advisory Say-on-Pay vote;
- "For" the approval of the Omnibus Stock Incentive Plan, as Amended and Restated May 19, 2022;
- "Against" each shareholder proposal; and
- On any other matters properly brought before the Meeting, in accordance with the best judgment of the named proxies.

WILL MY SHARES BE VOTED IF I DO NOT PROVIDE A PROXY OR VOTING INSTRUCTION FORM?
If you are a registered shareholder and do not provide a proxy by voting over the Internet, by telephone or by signing and returning a proxy card, you must attend the Meeting in order to vote.

If you hold shares through an account with a bank or broker, the voting of the shares by the bank or broker when you do not provide voting instructions is governed by the rules of the NYSE. These rules allow banks and brokers to vote shares in their discretion on "routine" matters for which their customers do not provide voting instructions. On matters considered "non-routine," banks and brokers may not vote shares without your instruction. Shares that banks and brokers are not authorized to vote are referred to as "broker non-votes."

The ratification of KPMG as the Company's independent registered public accounting firm for Fiscal 2022 is considered a routine matter. Accordingly, banks and brokers may vote shares on this proposal without your instructions, and there will be no broker non-votes with respect to this proposal.

The other proposals will be considered non-routine, and banks and brokers therefore cannot vote shares on those proposals without your instructions. Please note that if you want your vote to be counted on those proposals, including the election of directors, you must instruct your bank or broker how to vote your shares. If you do not provide voting instructions, no votes will be cast on your behalf with respect to those proposals.

HOW MANY VOTES ARE NEEDED TO APPROVE THE PROPOSALS?

The following table provides information about the votes needed to approve each proposal. A "majority of votes cast" means the number of "For" votes exceeds the number of "Against" votes.

Items of Business	Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-Vote
1. Election of 14 directors	For each director nominee	Majority of votes cast	None	None
2. Ratification of KPMG	For	Majority of votes cast	None	Not applicable
3. Say-on-Pay	For	Majority of votes cast	None	None
4. Omnibus Stock Incentive Plan, as Amended and Restated May 19, 2022	For	Majority of votes cast	None	None
5-10. Shareholder proposals	Against each proposal	Majority of votes cast	None	None

- <u>Election of Directors</u>: Each director nominee receiving a majority of votes cast will be elected as a director. If any incumbent director nominee does not receive a majority of votes cast, under Delaware law he or she would continue to serve on the Board until a successor is elected and qualified. However, our By-Laws provide that any incumbent director who fails to receive a majority of votes cast in an uncontested election must promptly tender his or her resignation to the Board for consideration. The NCG Committee will then recommend to the Board whether to accept or reject the resignation or to take any other action. The Board will act on that recommendation and publicly disclose its decision within 90 days following certification of election results. The director who tenders his or her resignation will not participate in the NCG Committee's recommendation or in the Board's decision.

- <u>Say-on-Pay</u>: While this proposal is advisory in nature and not binding on the Company, our LDC Committee and Board will consider the voting results in formulating future executive compensation policy.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE, PROXY CARD OR VOTING INSTRUCTION FORM?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account over the Internet or by telephone, or sign and return by mail all proxy cards and voting instruction forms. We encourage you to register all shares in the same name and address by contacting our transfer agent, Computershare, at 1-800-577-0177. If you hold your shares through an account with a bank or broker, you should contact your bank or broker and request consolidation.

WHY DID SOME SHAREHOLDERS RECEIVE A NOTICE WHILE OTHERS RECEIVED A PRINTED SET OF PROXY MATERIALS?

We are allowed to furnish our proxy materials to requesting shareholders over the Internet, rather than by mailing printed copies, so long as we send them a "Notice of Internet Availability of Proxy Materials." The Notice tells shareholders how to access and review the Proxy Statement and 2021 Annual Report online and how to vote over the Internet at www.proxyvote.com. Using this method of proxy delivery expedites the receipt of proxy materials by our shareholders, reduces the cost of printing and mailing the full set of proxy materials, and helps us contribute to sustainable practices. If you receive the Notice and would like to receive printed proxy materials, follow the instructions in the Notice. If you receive printed proxy materials, you will not receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT TO SHAREHOLDERS

Only one copy of the Notice or this Proxy Statement and the 2021 Annual Report is being delivered to shareholders sharing an address unless the Company has received contrary instructions from one or more of the shareholders at that address. Shareholders sharing an address who wish to receive separate copies of the Notice or this Proxy Statement and the 2021 Annual Report, or who wish to begin receiving a single copy of such materials, may make such request as follows:

- If you are a registered shareholder, by writing to Broadridge Investor Communication Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling 1-866-540-7095; or

- If you are a beneficial owner, by contacting your broker, dealer, bank, voting trustee or other nominee.

Registered shareholders sharing an address who elect to receive a single copy of the Notice or this Proxy Statement and the 2021 Annual Report will continue to receive separate proxy cards.

You may also elect to receive the Notice or this Proxy Statement and the 2021 Annual Report via e-mail by contacting Broadridge if you are a registered shareholder, by contacting your bank or broker if you are a beneficial owner, or by visiting our Investor Relations website at https://ir.homedepot.com under "Shareholder Services > Electronic Delivery of Proxy Materials."

Additional copies of this Proxy Statement and the 2021 Annual Report will be provided without charge to shareholders upon written request to Investor Relations, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339, or by calling (770) 384-2871. Copies may also be obtained via the Internet at https://ir.homedepot.com under "Financial Reports."

WILL YOU MAKE A LIST OF SHAREHOLDERS ENTITLED TO VOTE AT THE MEETING AVAILABLE?

We will make available a list of shareholders of record as of the record date for inspection by shareholders for any purpose germane to the Meeting. An electronic version of this list will be available for examination by shareholders at www.virtualshareholdermeeting.com/HD2022 during the Meeting, along with the proxy materials for the Meeting. You must have your 16-digit control number to access the shareholder list. Information on how to access the list of shareholders from May 9, 2022 until the Meeting will be provided at https://ir.homedepot.com/shareholder-services/annual-meeting.

WHERE AND WHEN WILL I BE ABLE TO FIND THE VOTING RESULTS?

You can find the official results of the voting at the Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

GENERAL

DELINQUENT SECTION 16(a) REPORTS

Based on a review of reports required to be filed with the SEC during Fiscal 2021 by directors, officers and beneficial owners of more than ten percent of the outstanding shares of common stock of the Company pursuant to Section 16(a) of the Exchange Act, and a review of written certifications provided by them to the Company, we believe that our directors and executive officers timely complied with the requirements of Section 16(a) of the Exchange Act during Fiscal 2021, except for one Form 4 filing for Mark Holifield, our former Executive Vice President, Supply Chain and Product Development, reporting one transaction that occurred in a prior year, and the initial Form 3 and Form 4 filings for Hector Padilla, our Executive Vice President, Outside Sales and Service, which were filed one day late due to an administrative error.

SHAREHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR THE 2023 ANNUAL MEETING

Proposals to Be Included in Next Year's Proxy Statement

To be considered for inclusion in next year's Proxy Statement and form of proxy and acted upon at the 2023 Annual Meeting of Shareholders, proposals by shareholders for business other than director nominations must be submitted in writing not less than 120 calendar days (December 5, 2022) prior to the anniversary of the date this 2022 Proxy Statement was first sent to shareholders and must comply with the other requirements of SEC Rule 14a-8. Director nominations to be considered for inclusion in next year's Proxy Statement and form of proxy and acted upon at the 2023 Annual Meeting of Shareholders must be received no earlier than 150 calendar days (November 5, 2022) and no later than 120 calendar days (December 5, 2022) prior to the anniversary of the date this 2022 Proxy Statement was first sent to shareholders and must comply with the other requirements of our By-Laws. However, if next year's annual meeting is to be held more than 30 days before or 30 days after the anniversary of this year's annual meeting, notice of the nomination must be received no earlier than 150 days and no later than 120 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

Proposals Not to Be Included in Next Year's Proxy Statement

Our By-Laws also establish advance notice procedures with regard to shareholder proposals or director nominations that are not submitted for inclusion in the Proxy Statement but that a shareholder instead wishes to present directly at the 2023 Annual Meeting of Shareholders. For all proposals of business other than director nominations to be considered at next year's annual meeting but not included in the Proxy Statement, notice must be received no earlier than 120 calendar days (January 19, 2023) and no later than 90 calendar days (February 18, 2023) prior to the anniversary of this year's annual meeting. However, if next year's annual meeting is to be held more than 30 days before or 70 days after the anniversary of this year's annual meeting, notice of the proposal must be received no earlier than 120 days and no later than 90 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

A formal nomination by a shareholder of a candidate for election as a director to be considered at next year's annual meeting but not included in the Proxy Statement must be in writing and received by our Corporate Secretary no earlier than 90 calendar days (February 18, 2023) and no later than 60 calendar days (March 20, 2023) prior to the anniversary of this year's annual meeting. However, if next year's annual meeting is to be held more than 30 days before or 70 days after the anniversary of this year's annual meeting, notice of the nomination must be received no earlier than 90 days and no later than 60 days prior to next year's annual meeting date, or by the tenth day following the Company's public announcement of next year's annual meeting date.

General Requirements

Each proposal submitted must be a proper subject for shareholder action at the meeting, and all proposals and nominations must comply with the requirements of our By-Laws. All proposals and nominations must be submitted to: Corporate Secretary, The Home Depot, Inc., 2455 Paces Ferry Road, Building C-22, Atlanta, Georgia 30339, or by email to shareholder_proposals@homedepot.com. The shareholder proponent must appear in person to present the proposal or nomination at the meeting or send a qualified representative to present such proposal or nomination. If a shareholder gives notice after the applicable deadlines or otherwise does not satisfy the relevant requirements of SEC Rule 14a-8 or our By-Laws, the shareholder will not be permitted to present the proposal or nomination for a vote at the meeting.

OTHER PROPOSED ACTIONS

We do not know of any matters to be acted upon at the Meeting other than those discussed in this Proxy Statement. If any other items or matters are properly presented before the Meeting, the proxy holders will vote on such matters in their discretion. A proxy granted by a shareholder will give discretionary authority to the proxy holders to vote on any matters introduced pursuant to these procedures, subject to applicable SEC rules.

SOLICITATION OF PROXIES

The Company is paying the full costs of the solicitation of proxies. Proxies may be solicited on behalf of the Board by mail, telephone, other electronic means or in person. D.F. King & Co., Inc. has been retained to assist in soliciting proxies at a fee of $21,250, plus expenses. We will also reimburse the expenses of brokers, nominees and fiduciaries who send proxies and proxy materials to our shareholders. Additionally, some of our directors, officers or associates may solicit shareholders by mail, telephone, other electronic means or in person. None of these persons will receive any additional or special compensation for doing so.

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Appendix A

THE HOME DEPOT, INC.
OMNIBUS STOCK INCENTIVE PLAN
As Amended and Restated May 19, 2022

1.   <u>Purpose</u>. The purpose of The Home Depot, Inc. Omnibus Stock Incentive Plan (the "Plan") is to attract and retain employees and non-employee directors for The Home Depot, Inc. and its subsidiaries and to provide such persons with incentives and rewards for superior performance. The original effective date of the Plan, which was originally named the 2005 Omnibus Stock Incentive Plan, was May 26, 2005. The Plan was amended and restated effective February 28, 2013, without increasing the number of reserved shares pursuant to Section 3. Effective May 19, 2022, the Company amended and restated the Plan: (a) decreasing the number of reserved shares pursuant to Section 3, (b) extending the expiration date of the Plan until the tenth anniversary of the approval of the Plan by stockholders of the Company, (c) changing the name of the Plan from "The Amended and Restated 2005 Omnibus Stock Incentive Plan" to "The Omnibus Stock Incentive Plan" and (d) making certain other changes as reflected herein.

2.   <u>Definitions</u>. As used in this Plan, the following terms shall be defined as set forth below:

2.1   "<u>Award</u>" means any Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Deferred Share, Performance Share, Performance Unit or Other Stock-Based Award granted under the Plan.

2.2   "<u>Award Agreement</u>" means an agreement, certificate, resolution or other form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Award Agreement may be in an electronic medium, may be limited to a notation on the Company's books and records and, if approved by the Committee, need not be signed by a representative of the Company or a Participant.

2.3   "<u>Base Price</u>" means the price to be used as the basis for determining the Spread upon the exercise of a Stock Appreciation Right.

2.4   "<u>Board</u>" means the Board of Directors of the Company.

2.5   "<u>Cause</u>" means a finding by the Company that a Participant has (i) committed any felony or committed a misdemeanor involving theft or moral turpitude, (ii) committed any act or omission that constitutes neglect or misconduct with respect to their employment duties which results in economic harm to the Company, (iii) violated the Company's code of conduct (including, but not limited to, policies prohibiting sexual harassment, discrimination, workplace violence, or threatened violence), (iv) violated any of the Company's substance abuse, compliance or any other policies applicable to the Participant, which may be in effect at the time of the occurrence, or (v) breached any material provision of any offer letter, award agreement, employment, non-competition, intellectual property or other agreement, in effect at the time of the breach between the Participant and the Company or a Subsidiary.

2.6   "<u>Change in Control</u>" means and includes the occurrence of any one of the following events:

(i)   any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934 ("1934 Act")), is or becomes the "beneficial owner" (as defined in the 1934 Act), directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor of the Company; provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) an acquisition directly from the Company, (B) an acquisition by the Company, (C) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (D) an acquisition pursuant to a Non-Qualifying Transaction (as defined in subsection (iii) below);

(ii)   during any period of twelve (12) consecutive months, individuals who at the beginning of such period constituted the Board (the "Incumbent Directors") cease, for any reason, to constitute at least a majority of the Board, provided that any person becoming a director after the beginning of such 12-month period and whose election or nomination for election was approved by at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the Company's proxy statement in which such individual was named as a nominee for election as a director, without objection to such nomination) shall be an Incumbent Director;

(iii)   the consummation of (A) any reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company (other than an internal reorganization), or (B) the sale or other disposition in one or a series of related transactions of 50% or more of the assets or earning power of the Company (in either such case a "Transaction"), unless immediately following such Transaction: (x) all or substantially all of the individuals and entities who were the beneficial owners of the outstanding Common Stock immediately prior to such Transaction beneficially own, directly or indirectly, more than 50% of the combined voting power for the election of directors of the entity resulting from, or owning the assets so purchased in, such Transaction (the "Surviving Entity") in substantially the same proportions as their ownership, immediately prior to such Transaction, of the outstanding Common Stock, and (y) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Transaction (any Transaction that satisfies all of the criteria specified in (x) and (y) above shall be deemed to be a "Non-Qualifying Transaction"); or,

(iv)   the approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

2.7   "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.8   "Committee" means the committee of the Board described in Section 4.

2.9   "Common Stock" means the common stock of the Company, $.05 par value per share.

2.10   "Company" means The Home Depot, Inc., a Delaware corporation, or any successor corporation.

2.11   "Deferral Period" means the period of time during which Deferred Shares are subject to the deferral limitations under Section 8.

2.12   "Deferred Shares" means an Award pursuant to Section 8 of the right to receive Shares at the end of a specified Deferral Period.

2.13   "Effective Date" means the effective date of the Plan, May 19, 2022, upon its approval by the Company's stockholders.

2.14   "Employee" means any person, including an officer, employed by the Company or a Subsidiary or on a bona fide leave including a sick leave or military leave where such right of reemployment is guaranteed by contract or statute.

2.15   "Fair Market Value" means the closing price for the Shares reported on a consolidated basis on the New York Stock Exchange on the relevant date or, if there were no sales on such date, the closing price on the nearest preceding date on which sales occurred.

2.16   "Grant Date" means the date specified by the Committee on which a grant of an Award shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

2.17   "Incentive Stock Option" means any Option that is intended to qualify as an "incentive stock option" under Code Section 422 or any successor provision.

2.18   "Non-employee Director" means a member of the Board who is not an Employee.

2.19   "Nonqualified Stock Option" means an Option that is not intended to qualify as an Incentive Stock Option.

2.20   "Option" means any option to purchase Shares granted under Section 5.

2.21   "Optionee" means the person so designated in an agreement evidencing an outstanding Option.

2.22   "Option Price" means the purchase price payable upon the exercise of an Option.

2.23   "Other Stock-Based Award" means a right granted to a Participant pursuant to Section 10 that is valued by reference to, or relates to, Shares or other Awards relating to Shares.

2.24   "Participant" means an Employee or Non-employee Director who is selected by the Committee to receive benefits under this Plan, provided that only Employees shall be eligible to receive grants of Incentive Stock Options.

2.25   "Performance Objectives" means the performance objectives, metrics, goals, or targets established by the Committee pursuant to this Plan for Participants who have received Awards whose payment will be determined based upon the achievement of such performance objectives, metrics, goals, or targets. Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or the Subsidiary, division, department or function within the Company or Subsidiary in which the Participant is employed. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Objectives unsuitable, the Committee may modify such Performance Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable.

2.26   "Performance Period" means a period of time established under Section 9 within which the Performance Objectives relating to a Performance Share, Performance Unit, Deferred Shares or Restricted Shares are to be achieved.

2.27   "Performance Share" means a bookkeeping entry that records the equivalent of one Share awarded pursuant to Section 9.

2.28   "Performance Unit" means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Section 9.

2.29   "Restricted Shares" mean Shares granted under Section 7 subject to certain restrictions and a substantial risk of forfeiture.

2.30   "Restricted Stock Units" means a right granted under Section 7 to receive Shares (or the equivalent value in cash if the Committee so provides) in the future, which right is subject to certain restrictions and a substantial risk of forfeiture.

2.31   "Shares" means shares of the Common Stock of the Company, $.05 par value, or any security into which Shares may be converted by reason of any transaction or event of the type referred to in Section 12.

2.32   "Spread" means, with respect to a Stock Appreciation Right, the amount by which the Fair Market Value on the date when any such right is exercised exceeds the Base Price specified in such right.

2.33   "Stock Appreciation Right" or "SAR" means a right granted under Section 6 for a Participant to receive from the Company the amount of the Spread, in Shares (or cash if the Committee so provides) at the time of the exercise of such right.

2.34   "Subsidiary" means a corporation or other entity in which the Company has a direct or indirect ownership or other equity interest, provided that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation (within the meaning of the Code) in which the Company owns or controls directly or indirectly more than 50% of the total combined voting power represented by all classes of stock issued by such corporation at the time of such grant.

3.   Shares Available Under the Plan.

3.1   Reserved Shares. Subject to adjustment as provided in Section 12, the maximum number of Shares that may be (i) issued or transferred upon the exercise of Options or Stock Appreciation Rights, (ii) awarded as Restricted Shares and released from substantial risk of forfeiture, (iii) issued or transferred in payment of Deferred Shares, Restricted Stock Units, Performance Units, Performance Shares, or Other Stock-Based Awards, or (iv) issued or transferred in payment of dividend equivalents paid with respect to Awards, in each case in respect of Awards made after the Effective Date shall not in the aggregate exceed 80,000,000 Shares, plus a number of Shares (not to exceed 10,000,000 underlying awards outstanding as of the Effective Date that thereafter terminate or expire unexercised or are cancelled, forfeited or lapse for any reason. Such Shares may be Shares of original issuance, Shares held in Treasury, or Shares that have been reacquired by the Company.

3.2   <u>Reduction Ratio</u>. For purposes of Section 3.1, each Share issued or transferred pursuant to an Award other than an Option or Stock Appreciation Right shall reduce the number of Shares available for issuance under the Plan by 2.11 Shares.

3.3   <u>ISO Maximum</u>. In no event shall the number of Shares issued upon the exercise of Incentive Stock Options exceed 20,000,000 Shares, subject to adjustment as provided in Section 12.

3.4   <u>Maximum Annual Grant to a Non-Employee Director</u>. No Non-Employee Director may receive Awards in excess of $500,000 determined with respect to the Fair Market Value on the Grant Date, in any one calendar year, subject to adjustment as provided in Section 12.

3.5   <u>Share Counting Rules</u>. Shares related to Awards, including Awards subject to the Reduction Ratio under Section 3.2 and dividend equivalents that pursuant to an Award are converted to additional Share units, shall reduce the reserved Shares under the Plan. Notwithstanding the previous sentence:

(i)   To the extent that an Award is cancelled, terminates, expires, or is forfeited for any reason, including by reason of failure to meet time-based and/or performance-based vesting requirements, any unissued or forfeited Shares originally subject to the Award will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(ii)   Shares subject to Awards settled in cash will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(iii)   The following Shares may not again be made available for issuance as Awards under the Plan: (a) Shares not issued or delivered as a result of the net settlement of an outstanding Option or Stock Appreciation Right, (b) Shares that are tendered or withheld in payment of all or part of the Option Price of an Option, Base Price of a Stock Appreciation Right, or other exercise price of an Award, or in satisfaction of tax withholding obligations, or (c) shares of Stock repurchased on the open market with the proceeds of the exercise price of an Option.

(iv)   Subject to applicable New York Stock Exchange or other exchange requirements, the Committee may grant Awards pursuant to the Plan in connection with the assumption, conversion, replacement or adjustment of outstanding equity-based awards in the event of a corporate acquisition or merger, to individuals who were not employees of the Company or its Subsidiaries immediately before such acquisition or merger. Shares covered by Awards granted pursuant to this paragraph shall not reduce the reserved Shares under the Plan.

4.   <u>Plan Administration</u>.

4.1   <u>Board Committee Administration</u>. This Plan shall be administered by a Committee appointed by the Board from among its members, provided that the full Board may at any time act as the Committee. The interpretation and construction by the Committee of any provision of this Plan or of any Award Agreement and any determination by the Committee pursuant to any provision of this Plan or any such agreement, notification or document, shall be final and conclusive. No member of the Committee shall be liable to any person for any such action taken or determination made in good faith.

4.2   <u>Committee Delegation</u>. The Committee may delegate to one or more officers of the Company the authority to grant Awards to Participants who are not directors or executive officers of the Company, provided that the Committee shall have fixed the total number of Shares subject to such grants. Any such delegation shall be subject to the limitations of Section 157(c) of the Delaware General Corporation Law.

5.   <u>Options</u>. The Committee may from time to time authorize grants to Participants of Options upon such terms and conditions as the Committee may determine in accordance with the following provisions:

5.1   Number of Shares. Each grant shall specify the number of Shares to which it pertains.

5.2   Option Price. Each grant shall specify an Option Price per Share, which shall not be less than the Fair Market Value per Share on the Grant Date.

5.3   Consideration. Each grant shall specify the form of consideration to be paid in satisfaction of the Option Price and the manner of payment of such consideration, which may include (i) cash in the form of currency or check or other cash equivalent acceptable to the Company, (ii) nonforfeitable, unrestricted Shares owned by the Optionee which have an aggregate value at the time of exercise that is equal to the Option Price, (iii) any other legal consideration that the Committee may deem appropriate, including without limitation any form of consideration authorized under Section 5.4, on such basis as the Committee may determine in accordance with this Plan, or (iv) any combination of the foregoing.

5.4   Cashless Exercise/Net Exercise. To the extent permitted by applicable law, any grant may provide for payment of the Option Price from (i) the proceeds of sale through a bank or broker of some or all of the Shares to which the exercise relates, or (ii) withholding of Shares from the Option based on the Fair Market Value of the Shares, in either case on the date of exercise. The Committee may provide in the Award Agreement (or thereafter in the case of a Nonqualified Stock Option) that an Option that is otherwise exercisable and has an Option Price that is less than the Fair Market Value of the Shares on the last day of its term will be automatically exercised on such last day by means of a "net exercise" entitling the Optionee to Shares equal to the intrinsic value of the Option on such exercise date, less the number of Shares required for the minimum required tax withholding.

5.5   Performance-Based Options. Any grant of an Option or the vesting thereof may be further conditioned upon the attainment of Performance Objectives established by the Committee in accordance with the applicable provisions of Section 9 regarding Performance Shares and Performance Units.

5.6   Vesting. Each Option grant may specify a period of continuous employment of the Optionee by the Company or any Subsidiary (or, in the case of a Non-Employee Director, service on the Board) that is necessary before the Options or installments thereof shall become exercisable, and any grant may specify the conditions for the earlier exercise of such rights in the event of a Change in Control of the Company or other similar transaction or event.

5.7   Option Designation. Options granted under this Plan may be Incentive Stock Options, Nonqualified Stock Options or a combination of the foregoing, provided that only Nonqualified Stock Options may be granted to Non-Employee Directors. Each grant shall specify whether (or the extent to which) the Option is an Incentive Stock Option or a Nonqualified Stock Option. Notwithstanding any such designation, the terms of any Incentive Stock Option must comply with the requirements of Code Section 422. If all of the requirements of Code Section 422 are not met, the Option shall automatically become a Nonqualified Stock Option.

5.8   Exercise Period. No Option granted under this Plan may be exercised more than ten years after the Grant Date.

5.9   No Dividend Equivalents. No Option shall provide for dividends or dividend equivalents.

5.10   Award Agreement. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan.

6. Stock Appreciation Rights. The Committee may from time to time authorize grants to Participants of Stock Appreciation Rights upon such terms and conditions as the Committee may determine in accordance with the following provisions:

6.1   Payment in Cash or Shares. Any grant may specify that the amount payable upon the exercise of a Stock Appreciation Right may be paid by the Company in cash, Shares or any combination thereof.

6.2   Base Price. Each grant shall specify a Base Price per Share, which shall not be less than the Fair Market Value per Share on the Grant Date.

6.3   Maximum SAR Payment. Any grant may specify that the amount payable upon the exercise of a Stock Appreciation Right shall not exceed a maximum specified by the Committee on the Grant Date.

6.4   Vesting.   Any grant may specify (i) a waiting period or periods before Stock Appreciation Rights shall become exercisable and (ii) permissible dates or periods on or during which Stock Appreciation Rights shall be exercisable. Each grant may specify the conditions for the earlier exercise of such rights in the event of a Change in Control of the Company or other similar transaction or event.

6.5   Performance-Based SARs. Any grant of a Stock Appreciation Right or the vesting thereof may be further conditioned upon the attainment of Performance Objectives established by the Committee in accordance with the applicable provisions of Section 9 regarding Performance Shares and Performance Units.

6.6   Exercise Period. No Stock Appreciation Right granted under this Plan may be exercised more than ten years after the Grant Date.

6.7   No Dividend Equivalents. No Stock Appreciation Right shall provide for dividends or dividend equivalents.

6.8   Award Agreement. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan.

7.   Restricted Shares/Restricted Stock Units.   The Committee may authorize grants to Participants of Restricted Shares and/or Restricted Stock Units upon such terms and conditions as the Committee may determine in accordance with the following provisions.

7.1   Nature of Award. Each grant of Restricted Shares shall constitute an immediate transfer of the ownership of Shares to the Participant in consideration of the performance of services, subject to the "substantial risk of forfeiture" within the meaning of Code Section 83, and restrictions on transfer hereinafter referred to. Each grant of Restricted Stock Units shall constitute an unsecured promise to deliver Shares (or the equivalent value in cash or other property if the Committee so provides) in the future, which right is subject to certain restrictions and to a substantial risk of forfeiture.

7.2   Consideration. Each grant may be made without additional consideration from the Participant or in consideration of a payment by the Participant that may be less than the Fair Market Value on the Grant Date.

7.3   Dividends, Voting and Other Ownership Rights. Unless otherwise determined by the Committee, an award of Restricted Shares shall entitle the Participant to dividend, voting and other ownership rights during the period for which such substantial risk of forfeiture is to continue. Except as otherwise determined by the Committee, a Participant shall have none of the rights of a stockholder with respect to Restricted Stock Units until such time as Shares are delivered in settlement of such Awards. Any grant of Restricted Stock Units may provide for payment of dividend equivalents. The Committee may on or after the Grant Date authorize the payment of dividend equivalents in cash or additional Shares on a current, deferred or contingent basis. In no event shall dividends or dividend equivalents with respect to Restricted Shares or Restricted Stock Units that are subject to performance-based vesting be paid or distributed until the performance-based vesting provisions of such Awards lapse. Any grant may require that any or all dividends, dividend equivalents or other distributions paid on the Restricted Shares or Restricted Stock Units during the period of such restrictions be automatically sequestered and reinvested on an immediate or deferred basis in additional Shares, which may be subject to the same restrictions as the underlying Award or such other restrictions as the Committee may determine.

7.4   Restrictions on Transfer. Each grant of Restricted Shares shall provide that, during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Committee on the Grant Date. Any grant of Restricted Shares or Restricted Stock Units may specify the conditions for the early vesting of such Award in the event of a Change in Control of the Company or other similar transaction or event.

7.5 <u>Performance-Based Restricted Shares and Restricted Share Units</u>. Any grant or the vesting thereof may be further conditioned upon the attainment of Performance Objectives established by the Committee in accordance with the applicable provisions of Section 9 regarding Performance Shares and Performance Units.

7.6 <u>Award Agreement</u>. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan.

8. <u>Deferred Shares</u>. The Committee may authorize grants of Deferred Shares to Participants upon such terms and conditions as the Committee may determine in accordance with the following provisions:

8.1 <u>Deferred Compensation</u>. Each grant shall constitute the agreement by the Company to issue or transfer Shares to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify.

8.2 <u>Consideration</u>. Each grant may be made without additional consideration from the Participant or in consideration of a payment by the Participant that may be less than the Fair Market Value on the Grant Date.

8.3 <u>Deferral Period</u>. Each grant shall provide that the Deferred Shares covered thereby shall be subject to a Deferral Period, which shall be fixed by the Committee on the Grant Date, and any grant or sale may specify the conditions for the earlier termination of such period in the event of a Change in Control of the Company or other similar transaction or event.

8.4 <u>Dividend Equivalents and Other Ownership Rights</u>. During the Deferral Period, the Participant shall not have the right to transfer any rights under the subject Award, shall not have any rights of ownership in the Deferred Shares and shall not have any right to vote such shares, but the Committee may on or after the Grant Date authorize the payment of dividend equivalents on such shares in cash or additional Shares on a current, deferred or contingent basis.

8.5 <u>Performance Objectives</u>. Any grant or the vesting thereof may be further conditioned upon the attainment of Performance Objectives established by the Committee in accordance with the applicable provisions of Section 9 regarding Performance Shares and Performance Units.

8.6 <u>Award Agreement</u>. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan.

9. <u>Performance Shares and Performance Units</u>. The Committee may authorize grants of Performance Shares and Performance Units, which shall become payable to the Participant upon the achievement of specified Performance Objectives, upon such terms and conditions as the Committee may determine in accordance with the following provisions:

9.1 <u>Number of Performance Shares or Units</u>. Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which may be subject to adjustment to reflect changes in compensation or other factors.

9.2 <u>Performance Period</u>. The Performance Period with respect to each Performance Share or Performance Unit shall commence on the Grant Date, and any grant may specify the conditions for early termination in the event of a Change in Control of the Company or other similar transaction or event.

9.3 <u>Performance Objectives</u>. Each grant shall specify the Performance Objectives relating to the Performance Shares or Performance Units. The Committee may provide at the time the Performance Objectives are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a Performance Period.

9.4 <u>Threshold Performance Objectives</u>. Each grant may specify in respect of the specified Performance Objectives a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

9.5 <u>Payment of Performance Shares and Units</u>. Each grant shall specify the time and manner of payment of Performance Shares or Performance Units that shall have been earned, and any grant may specify that any such amount may be paid by the Company in cash, Shares or any combination thereof and may either grant to the Participant or reserve to the Committee the right to elect among those alternatives.

       9.6   <u>Maximum Payment</u>. Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Committee on the Grant Date. Any grant of Performance Units may specify that the amount payable, or the number of Shares issued, with respect thereto may not exceed maximums specified by the Committee on the Grant Date.

       9.7   <u>Dividend Equivalents</u>. Any grant of Performance Shares or Performance Units may provide for the payment to the Participant of dividend equivalents thereon in cash or additional Shares on a current, deferred or contingent basis. No dividends or dividend equivalents shall be earned, paid or provided to a Participant with respect to an Award that is conditioned upon the attainment of one or more Performance Objectives until the Committee, or its designee, certifies that the specified Performance Objectives have been achieved.

       9.8   <u>Adjustment of Performance Objectives</u>. The Committee, with respect to any Award, may adjust Performance Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Committee, events or transactions have occurred after the Grant Date that are unrelated to the performance of the Participant and result in distortion of the Performance Objectives or the related minimum acceptable level of achievement. In addition, the Committee has the right, in connection with any Award for which the grant, vesting or payment is conditioned upon the attainment of one or more Performance Objectives, to exercise negative discretion to determine that all or a portion of the Award actually earned, vested and/or payable shall be less than the portion that would be earned, vested or payable based solely upon application of the relevant Performance Objectives.

       9.9   <u>Award Agreement</u>. Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan.

       10. <u>Other Stock-Based Awards</u>. The Committee may, consistent with the Plan and any limitations pursuant to applicable law, grant to Participants Other Stock-Based Awards on such terms and conditions as determined by the Committee.

       11. <u>Transferability</u>.

       11.1   <u>Transfer Restrictions on Awards</u>. Except as provided in Section 11.2, no Award granted under this Plan shall be transferable by a Participant other than by will, by beneficiary designation, or the laws of descent and distribution, and Options and Stock Appreciation Rights shall be exercisable during a Participant's lifetime only by the Participant or, in the event of the Participant's legal incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the Participant under state law. Any attempt to transfer an Award in violation of this Plan shall render such Award null and void.

       11.2   <u>Limited Transfer Rights</u>. The Committee may expressly provide in an Award Agreement (or an amendment to an Award Agreement) that a Participant may transfer such Award (other than an Incentive Stock Option), in whole or in part, to a spouse or lineal descendant (a "Family Member"), a trust for the exclusive benefit of Family Members, a partnership or other entity in which all the beneficial owners are Family Members, or any other entity affiliated with the Participant that may be approved by the Committee, but no such transfer shall be (i) a transfer for value, or (ii) a transfer to a third-party financial institution. Subsequent transfers of Awards shall be prohibited except in accordance with this Section 11.2. All terms and conditions of the Award, including provisions relating to the termination of the Participant's employment or service with the Company or a Subsidiary, shall continue to apply following a transfer made in accordance with this Section 11.2.

       11.3   <u>Transfer Restrictions on Shares</u>. Any Award made under this Plan may provide that all or any part of the Shares that are (i) to be issued or transferred by the Company upon the exercise of Options or Stock Appreciation Rights, upon the termination of the Deferral Period applicable to Deferred Shares or upon payment under any grant of Performance Shares, Performance Units or Other Stock-Based Awards, or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 7, shall be subject to further restrictions upon transfer.

11.4   Beneficiaries. The Committee may permit a Participant to designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan, any applicable Award Agreement, and to any additional conditions deemed appropriate by the Committee.   If no beneficiary has been designated or survives the Participant, any payment due to the Participant shall be made to the Participant's estate.

12. Adjustments.   In the event of any stock dividend, stock split, spinoff, rights offering, extraordinary cash dividend, combination or exchange of Shares, recapitalization or other change in the capital structure of the Company constituting an "equity restructuring" within the meaning of U.S. generally accepted accounting principles, the Committee shall make or provide for such adjustments in the (a) number of Shares that may be issued under the Plan and number of Shares covered by outstanding Awards granted hereunder, (b) prices per share applicable to outstanding Options and Stock Appreciation Rights granted hereunder, and (c) kind of Shares (including shares of another issuer) that may be issued under the Plan and that are covered by outstanding Awards granted hereunder, as the Committee in its sole discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of Participants. In the event of any merger, consolidation or any other corporate transaction or event having a similar effect, the Committee in its sole discretion may take any action described in the preceding sentence, and, moreover, it may (i) provide in substitution for any or all outstanding Awards under this Plan such alternative consideration as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced, (ii) provide that Awards will be settled in cash rather than Shares, (iii) provide, in the event that Awards are not substituted or settled in cash, that Awards will become immediately vested and non-forfeitable and exercisable (in whole or in part) and will expire after a designated period of time to the extent not then exercised, (iv) provide that Performance Objectives and Performance Periods for Awards for which the grant, vesting or payment is conditioned upon the attainment of one or more Performance Objectives will be modified, or (v) any combination of the foregoing. The Committee shall also make or provide for such adjustments in each of the limitations specified in Section 3 as the Committee in its sole discretion may in good faith determine to be appropriate in order to reflect any transaction or event described in this Section 12. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

13. Effect of a Change in Control on Awards Issued After the Effective Date.

13.1   Awards Assumed or Substituted by Surviving Entity. With respect to Awards that are both (a) issued after the Effective Date and (b) assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with a Change in Control: if within 12 months after the effective date of the Change in Control, a Participant's employment is terminated without Cause, then (i) all of that Participant's outstanding Options, SARs and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) all time-based vesting restrictions on his or her outstanding Awards shall lapse, and (iii) the payout level under all of that Participant's outstanding performance-based Awards shall be determined and deemed to have been achieved as follows: (i) the number of performance-based Awards that would have been earned based on actual achievement of the performance goals, measured as if the date of the Change in Control was the last day of the performance period, and prorated based on the ratio of the number of days during the performance period before the Change in Control to the total number of days in the performance period absent the Change in Control; plus (ii) the number of performance-based Awards that would have been earned assuming achievement at the "target" level and prorated based on the ratio of the number of days during the performance period after the Change in Control to the total number of days in the performance period absent the Change in Control, and, in each such case, there shall be a payout to such Participant within ninety (90) days following the date of termination of employment (unless a later date is required by Section 22.2 hereof). Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonqualified Stock Options.

13.2   Awards not Assumed or Substituted by Surviving Entity. With respect to Awards that are both (a) issued after the Effective Date and (b) not assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with a Change in Control: (i) outstanding Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) time-based vesting restrictions on outstanding Awards shall lapse, and (iii) the payout level under outstanding performance-based Awards shall be determined and deemed to have been achieved as follows: (i) the number of performance-based Awards that would have been earned based on actual achievement of the performance goals, measured as if the date of the Change in Control was the last day of the performance period, and prorated based on the ratio of the number of days during the performance period before the Change in Control to the total number of days in the performance period absent the Change in Control; plus (ii) the number of performance-based Awards that would have been earned assuming achievement at the "target" level and prorated based on the ratio of the number of days during the performance period after the Change in Control to the total number of days in the performance period absent the Change in Control, and, in each such case, there shall be a payout to Participants within ninety (90) days following the Change in Control (unless a later date is required by Section 22.2 hereof). Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonqualified Stock Options.

14. <u>Fractional Shares</u>. The Company shall not be required to issue any fractional Shares pursuant to this Plan. The Committee may provide for the elimination of fractions by rounding up or down or for the settlement thereof in cash.

15. <u>Taxes</u>. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, it shall be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of all such taxes required to be withheld. At the discretion of the Committee, such arrangements may include relinquishment of a portion of such payment or benefit. Any excise taxes due in the event of vesting or payment following a Change in Control shall be the responsibility of the affected Participant and in no event shall the Company provide a gross-up of such excise taxes.

16. <u>Certain Terminations of Employment, Hardship and Approved Leaves of Absence</u>. Notwithstanding any other provision of this Plan to the contrary, in the event of termination of employment by reason of death, disability, normal retirement, early retirement with the consent of the Company or leave of absence approved by the Company, or in the event of hardship or other special circumstances, of a Participant who holds an Option or Stock Appreciation Right that is not immediately and fully exercisable, any Restricted Shares or Restricted Stock Units as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, any Deferred Shares as to which the Deferral Period is not complete, any Performance Shares or Performance Units that have not been fully earned, any Shares that are subject to any transfer restriction pursuant to Section 11.3, or any Other Stock-Based Award that is not vested, the Committee may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any limitation or requirement with respect to any Award under this Plan. Notwithstanding any provisions of this Section 16, the Committee's exercise of its discretion under this Section shall not cause any Award that constitutes Non-Exempt Deferred Compensation, as defined in Section 22.4, to be subject to accelerated taxation and/or tax penalties under Code Section 409A.

17. <u>Foreign Participants</u>. In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals, or who are employed by or perform services for the Company or any Subsidiary outside of the United States of America, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose, provided that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the terms of this Plan, as then in effect, unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

18. <u>Grants to Non-Employee Directors</u>. Awards to Non-Employee Directors shall be made pursuant to a policy or program approved by the Committee from time to time, and other than Awards made pursuant to such policy or program, there shall be no discretionary grants made to Non-Employee Directors.

19. <u>Amendments and Other Matters</u>.

19.1   <u>Plan Amendments</u>. This Plan may be amended from time to time by the Board, but no such amendment shall increase any of the limitations specified in Section 3, other than to reflect an adjustment made in accordance with Section 12, without the further approval of the stockholders of the Company. The Board may condition any amendment on the approval of the stockholders of the Company if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of any securities exchange or other applicable laws, policies or regulations.

19.2   <u>Award Deferrals</u>. The Committee may permit Participants to elect to defer the issuance of Shares or the settlement of Awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and to the extent that such deferral shall not subject any Award to accelerated taxation and/or tax penalties under Code Section 409A. In the case of an award of Restricted Shares, the deferral may be effected by the Participant's agreement to forego or exchange his or her award of Restricted Shares and receive an award of Deferred Shares. The Committee also may provide that deferred settlements include the payment or crediting of interest on the deferral amounts, or the payment or crediting of dividend equivalents where the deferral amounts are denominated in Shares.

19.3   <u>Conditional Awards</u>. The Committee may condition the grant of any award or combination of Awards under the Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or any Subsidiary to the Participant.

19.4   <u>Repricing Prohibited</u>. Except as otherwise provided in Section 12, without the prior approval of the stockholders of the Company: (i) the Option Price or Base Price of an Option or Stock Appreciation Right may not be reduced, directly or indirectly, (ii) an Option or Stock Appreciation Right may not be cancelled in exchange for cash, other Awards, or Options or Stock Appreciation Rights with an Option Price or Base Price that is less than the Option Price or Base Price of the original Option or Stock Appreciation Right, or otherwise, and (iii) the Company may not repurchase an Option or Stock Appreciation Right for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option or Stock Appreciation Right is lower than the Option Price or Base Price per share of the Option or Stock Appreciation Right.

19.5   <u>No Employment Right</u>. This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary and shall not interfere in any way with any right that the Company or any Subsidiary would otherwise have to terminate any Participant's employment or other service at any time. In consideration of any Award granted under this Plan, any Participant who is an executive officer, as defined by Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, agrees that all Awards are subject to applicable clawback policies that shall be adopted by the Committee and described in the Company's Corporate Governance Guidelines, from time to time.

19.6   <u>Tax Qualification</u>. To the extent that any provision of this Plan would prevent any Option that was intended to qualify under particular provisions of the Code from so qualifying, such provision of this Plan shall be null and void with respect to such Option, provided that such provision shall remain in effect with respect to other Options, and there shall be no further effect on any provision of this Plan.

19.7   <u>Share Trading Restrictions</u>. All Shares issuable under the Plan are subject to any stop-transfer order and other restrictions as the Committee deems necessary or advisable to comply with federal, state or foreign securities laws, rules and regulations and the rules of any securities exchange on which the Shares are listed, quoted or traded.

20. <u>Termination</u>. This Plan shall terminate on May 19, 2032 or the tenth anniversary of the date upon which it is approved by the stockholders of the Company, and no Award shall be granted after that date.

21. <u>Limitations Period</u>. Any person who believes he or she is being denied any benefit or right under the Plan may file a written claim with the Committee. Any claim must be delivered to the Committee within forty-five (45) days of the specific event giving rise to the claim. Untimely claims will not be processed and shall be deemed denied. The Committee, or its designated agent, will notify the Participant of its decision in writing as soon as administratively practicable. Claims not responded to by the Committee in writing within ninety (90) days of the date the written claim is delivered to the Committee shall be deemed denied. The

Committee's decision is final and conclusive and binding on all persons. No lawsuit relating to the Plan may be filed before a written claim is filed with the Committee and is denied or deemed denied, and any lawsuit must be filed within one year of such denial or deemed denial or be forever barred.

22. Code Section 409A.

22.1 General. To the extent applicable, it is intended that the Plan comply with or be exempt from the requirements of Code Section 409A and any related regulations or other guidance promulgated thereunder. Accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance with Code Section 409A, and if any provision of the Plan or any term or condition of any Award would otherwise conflict with this intent, the provision, term or condition will be interpreted or deemed amended so as to avoid this conflict. Any reservation of rights or any discretion reserved to the Committee or the Company regarding the timing of a payment of any Award subject to Code Section 409A will only be as broad as is permitted by Code Section 409A.

22.2 Separation from Service and Separate Payments. Notwithstanding anything herein or in any Award Agreement to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided to a Participant during the six-month period immediately following the Participant's separation from service (within the meaning of Code Section 409A) shall instead be paid on the first business day after the date that is six (6) months following the Participant's separation from service (or death, if earlier). In addition, if the Participant is entitled to a series of installment payments, each amount to be paid to a Participant pursuant to the Plan or any Award Agreement shall be construed as a separately identified payment for purposes of Code Section 409A.

22.3 Other. Employees and non-employee directors of any Subsidiary of the Company may be granted Options or Stock Appreciation Rights only if the Subsidiary qualifies as an "eligible issuer of service recipient stock" within the meaning of §1.409A-1(b)(5)(iii)(E) of the regulations under Code Section 409A. Notwithstanding the foregoing provisions of this Section 22, the tax treatment of the payments or benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company, its Subsidiaries nor any of their respective directors, officers, employees or advisors (other than in his or her capacity as a Participant) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award.

22.4 Definitional Restrictions. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Code Section 409A ("Non-Exempt Deferred Compensation") would otherwise be payable or distributable under the Plan or any Award Agreement by reason of the occurrence of a change in control, or the Participant's disability or separation from service, such Non-Exempt Deferred Compensation will not be payable or distributable to the Participant, unless the circumstances giving rise to such change in control, disability or separation from service meet any description or definition of "change in control event", "disability" or "separation from service", as the case may be, in Code Section 409A and the applicable regulations.

22.5 Timing of Release of Claims. Whenever an Award conditions a payment or benefit on the Participant's execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination of the Participant's employment, failing which such payment or benefit shall be forfeited. If such payment or benefit is exempt from Code Section 409A, the Company may elect to make or commence payment at any time during such 60-day period. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, (i) if such 60-day period begins and ends in a single calendar year, the Company may make or commence payment at any time during such period at its discretion, and (ii) if such 60-day period begins in one calendar year and ends in the next calendar year, the payment shall be made or commence during the second such calendar year (or any later date specified for such payment under the applicable Award), even if such signing and non-revocation of the release occur during the first such calendar year included within such 60-day period. In other words, a Participant is not permitted to influence the calendar year of payment based on the timing of signing the release.

22.6   Permitted Acceleration. The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Participants of deferred amounts, provided that such distribution(s) meets the requirements of Treas. Reg. Section 1.409A.

23.   Governing Law. The validity, construction and effect of this Plan and any Award hereunder will be determined in accordance with (i) the Delaware General Corporation Law, and (ii) to the extent applicable, other laws (including those governing contracts) of the State of Georgia.

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